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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on November 30, 2018

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ruhnn Holding Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	5961 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

4F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China
+86-571-2882-5222
(Address and Telephone Number of Registrant's Principal Executive Offices)

[Cogency Global Inc.
10 E. 40th Street, 10th Floor,
New York, NY 10016
+800-221-0102]
(Name, address and telephone number of agent for service)

Chris Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Allen C. Wang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852-2912-2500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

          Emerging growth company ☒

          If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee

Ordinary shares, par value US$0.000000001 per share	US$	US$

(1)
American depositary shares, or ADSs, evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents            ordinary shares.

(2)
Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their option to purchase additional ADSs and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States. Offers and sales of shares outside the United States are being made pursuant to Regulation S under the Securities Act of 1933, as amended, and are not covered by this Registration Statement.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                        , 2018.

American Depositary Shares

Ruhnn Holding Limited

Representing                Ordinary Shares

        This is the initial public offering of Ruhnn Holding Limited, or Ruhnn Holding.

        We are offering            American depositary shares, or ADSs. Each ADS represents            ordinary shares, par value US$0.000000001 per share.

        Prior to this offering, there has been no public market for our ADSs or ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$            and US$            . We will apply for listing of the ADSs on the [Nasdaq Global Market] under the symbol "[RUHN]."

        We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page [16].

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

        We have granted the underwriters the right to purchase up to an additional                        ADSs to cover over-allotments.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about                        , 2018.

Citigroup	UBS Investment Bank

Prospectus dated                        , 2018.

        This prospectus contains estimates and information concerning our industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Frost & Sullivan, an independent research firm, for which we paid a fee and which we refer to in this prospectus as the Frost & Sullivan Report. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

        No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

i

        Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

 Overview

        We are the largest internet key opinion leader, or KOL, facilitator in China as measured by revenue in 2017 according to the Frost & Sullivan report. We are also China's largest internet KOL facilitator in e-commerce as measured by GMV in 2017 and number of signed KOLs, fans and online stores as of September 30, 2018 according to the same source. As of September 30, 2018, we had 102 signed KOLs with an aggregate of 127.4 million fans across major social media platforms in China. Through our KOLs, we facilitated the sale of an aggregate GMV of RMB1.2 billion, RMB2.0 billion and RMB1.2 billion on various e-commerce platforms in fiscal years 2017 and 2018 and the first half of fiscal year 2019, respectively.

        KOLs, also known as influencers, are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming, and internet KOLs are KOLs who have gained their popularity through the internet. Our founders were among the earliest entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of internet KOLs in China according to the Frost & Sullivan report and started to cooperate with KOLs in e-commerce in 2014. We created a KOL ecosystem in China by connecting a large number of KOLs and their fans to create a vast network and connecting this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers, based on existing e-commerce and social media platforms in China, to create value for participants in the ecosystem.

        According to the Frost & Sullivan report, we pioneered the commercialization of KOL ecosystem through a full-service model whereby we integrate key steps of the e-commerce value chain, from product design and sourcing and online store operation to logistics and after sales services. Under this model, we own and operate online stores on third-party e-commerce platforms, a majority of which are opened in the name of our KOLs, and generate revenue through online sales of our self-designed products to consumers, especially the followers of our KOLs' social media accounts that we manage. We provide professional training and support to our KOLs and help them develop distinctive characters, enhance popularity and grow their fan bases. We also set up different brands for different KOLs and design and produce branded products based on each KOL's distinctive character to cater to the tastes of different KOLs' fan bases, while our KOLs endorse such products in their social media spaces.

        As we established our "Ruhnn" brand and attracted more talented KOLs, we launched our platform model in 2017 to provide KOL sales and advertising services to brands and other merchants. Under this model, we connect our KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provide advertising services on their social media spaces to third-party merchants. This new model allows us to operate in a more asset-light manner and collaborate with a greater number and variety of KOLs and brands.

        We pride ourselves on our ability to identify and cultivate a large number of promising internet KOLs in an efficient and sustainable manner. The flexibility of our business and revenue model also enables us to work with a diversified KOL pool, including KOLs with different fashion styles, personalities and fan bases, and serve the different needs of various types of businesses. The number of our KOLs increased from 62 as of March 31, 2017 to 83 as of March 31, 2018, and further to 102 as of September 30, 2018, including three top-tier KOLs each with annual GMV of above RMB100.0 million and seven established KOLs each with annual GMV of between RMB30.0 million and RMB100.0 million in the past twelve months. One of our KOLs is among the top ten fashion internet KOLs in China as measured by number of fans according to the Frost & Sullivan report. As of September 30, 2018, we cooperated with 350 brands and 24 third-party online stores to promote their brands and products to consumers.

        Our KOLs have a large, young, active and loyal fan base. The aggregate number of our KOLs' fans increased from 52.1 million as of March 31, 2017 to 127.4 million as of September 30, 2018, which primarily included 91.9 million on Weibo, 29.1 million on Weitao and 6.3 million on WeChat. As of September 30, 2018, more than 70% of our KOLs' fans were millennials and more than 80% of them were female, fashion pursuers and frequent online shoppers. The interactions between our KOLs and their fans enable them to learn more about our products, which we believe have significantly increased the likelihood of their fans placing orders with us. We believe our KOLs' fans are also loyal customers and have strong emotional bonds with our KOL brands. Approximately 38% and 40% of customers of our online stores made two or more purchases with us in fiscal year 2018 and the first half of fiscal year 2019, respectively. As we launched our platform model, we believe our KOLs' fan bases also help brands and third-party online retailers that use our KOL sales and advertising services to more effectively market and sell their products.

        We have utilized the latest technology to improve our operations and maintain competitiveness. We rely on data analysis and the latest technology to help our KOLs produce engaging content and more effectively interact with their fans to increase their popularity. We have also invested in companies that develop AI solutions relevant to our business, such as DeepFashion and Smart Fabric Detection, and implemented big data analytics to optimize our business and operation.

        We have two revenue streams. Revenues from our product sales through full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million (US$145.1 million) for fiscal year 2018. Revenues from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million (US$5.6 million) for fiscal year 2018. We continue investing heavily in growth and incurred a net loss of RMB40.1 million for fiscal year 2017 and RMB90.0 million (US$14.3 million) for fiscal year 2018.

Our KOL Ecosystem

        With the emergence of KOL economy, a new ecosystem centered around KOLs has formed and changed the manner in which businesses are connected to consumers. It is also transforming the online retail industry in China. As the largest China internet KOL facilitator in e-commerce, we help connect a large number of KOLs and their fans to create a vast network and connect this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers to create value for participants in the ecosystem. The diagram below illustrates the interactions among the key participants in the ecosystem:

        Our first-mover advantage in the KOL ecosystem enables us to partner with players in the new retail industry, integrating online, offline, supply chain and data. In the KOL ecosystem, KOLs replace traditional sales and marketing channels and enable two-way communication between businesses and consumers. Based on a deep understanding of the social relationship between KOLs and their fans, we are able to identify potential consumers, stimulate consumer needs and turn consumers into brand ambassadors who effectively co-create a brand with the respective KOLs. Moreover, we have developed a business model that brings online retail into a new era whereby consumers tell businesses what to produce and sell and businesses anticipate demand before production.

Our Market Opportunity

        China's internet KOL economy, which refers to all activities relating to the monetization of the KOLs' influence and impact on their fans, grew at a CAGR of 181.5% from 2013 to 2017. Driven by the evolvement of consumption habits, development of We-media, increase of digital marketing expenditure by brand owners and improvement in mobile internet technologies, China's internet KOL economy is expected to continue expanding at a CAGR of 41.8% from 2017 to 2022.

        China's social e-commerce, which involves social interaction and content creation, had a GMV of RMB609.9 billion in 2017 and is expected to grow at a CAGR of 35.5% to RMB2,782.6 billion in 2022. The GMV of internet KOL e-commerce in China was RMB32.9 billion in 2017. Driven by the continuing popularity of social media and decentralized commercial mode, the growth rate of GMV is expected to increase at a CAGR of 40.4% in the next five years.

        China's market for internet KOL facilitators, which identify and cultivate internet KOLs and help them monetize their social influence and handle related business operations, was RMB38.8 billion in 2017 in terms of revenue generated. Driven by the increasingly diversified monetization methods, better supply chain management and advanced technologies, the market size of internet KOL facilitators is expected to grow at a CAGR of 38.9% to RMB200.9 billion in 2022.

        We believe that the following future trends will develop in China's internet KOL facilitator market: (i) closer collaboration with existing brand owners in offline channels; (ii) deeper engagement of fans in brand building and product design; and (iii) decentralization of the internet KOL community and increased focus on emerging KOLs.

        In addition, we believe that the key success factors of an internet KOL facilitator include having (i) a comprehensive incubation system; (ii) capabilities to identify and diversify monetization opportunities; (iii) strong supply chain management; and (iv) advanced data analytics.

Our Competitive Strengths

        As a leader in the internet KOL facilitator industry, we believe the following key competitive strengths have contributed to our success:

  •
  leading market position, first-mover advantage and strong brand recognition;

  •
  a wide and growing pool of KOLs empowered by our proven KOL grooming system;

  •
  highly engaged and loyal fan base deeply influenced by our KOLs;

  •
  end-to-end solutions across the e-commerce value chain with strong supply chain management capabilities;

  •
  scalable, efficient and proven monetization channels;

  •
  strong commitment to data-driven technology; and

  •
  strong visionary management team.

Our Strategies

        To solidify our leading position in the internet KOL facilitator industry in China, we plan to continue the following strategies:

  •
  continue expanding our KOL ecosystem through organic growth and potential acquisitions;

  •
  expand and diversify our KOL pool, enlarge their fan base and improve fan engagement;

  •
  continue diversifying monetization channels and enhance monetization capability;

  •
  optimize cost structure to achieve profitability; and

  •
  continue investing in technology, AI solutions and big data analytics.

Our Challenges

        Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties, including:

  •
  our ability to maintain and optimize our KOL ecosystem;

  •
  our limited operating history;

  •
  a substantial portion of our GMV and revenue being generated from online stores opened in the names of a limited number of KOLs;

  •
  net losses incurred in the past, and the possibility that we may continue to incur losses in the future;

  •
  our ability to anticipate or influence changes in fans' buying preferences;

  •
  our ability to attract new KOLs, retain existing KOLs and cultivate them;

  •
  our reliance on our top-tier KOLs, particularly online stores opened in the name of Zhang Dayi, for a substantial portion of our GMV and revenue in fiscal years 2017 and 2018 and the first half of fiscal year 2019;

  •
  negative publicity about our KOLs or our products;

  •
  our ability to manage our expansion; and

  •
  our ability to diversify our monetization channels.

        In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

  •
  regulatory risks related to the internet KOL facilitator industry and e-commerce industry in China;

  •
  risks associated with our control over our variable interest entity, or VIE, in China, which is based on contractual arrangements rather than equity ownership; and

  •
  changes in the political and economic policies of the PRC government.

        We also face other risks and uncertainties that may materially affect our business, financial condition, results of operations and prospectus. You should consider the risks discussed in the section headed "Risk Factors" and elsewhere in this prospectus before investing in our ADSs.

Our History and Corporate Structure

        In March 2016, Hanyi E-Commerce, was established in the PRC by Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, which was owned by our founders, FENG Min, SUN Lei (Ray) and SHEN Chao (Eric) and several institutional investors. In preparation for this offering, our founders and the institutional investors of Hangzhou Ruhnn undertook a series of equity transactions as described below, or the Equity Restructuring, to re-domicile the holding entity of our business from the PRC to the Cayman Islands.

        In May 2018, our company was incorporated in the Cayman Islands as the proposed listing entity. In September 2018, Hangzhou Yihan Technology Co., Ltd., or Yihan Technology or the WFOE, was established in the PRC as an indirect wholly owned subsidiary of our company.

        On October 4, 2018, our company, our founders and the institutional investors of Hangzhou Ruhnn entered into a series of agreements whereby our company issued 319,406,660 ordinary shares to these founders and institutional shareholders at substantially identical ownership percentages as their existing indirect ownership in Hanyi E-Commerce. On the same date, we obtained 100% control over Hanyi E-Commerce through a series of contractual arrangements among the WFOE, Hanyi E-Commerce and its shareholders. These contractual agreements enabled the WFOE to have effective control over and receive the economic benefits of Hanyi E-Commerce. Accordingly, we are considered the primary beneficiary of Hanyi E-Commerce, and are able to consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see "Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders." However, the shareholders of Hanyi E-Commerce, namely, FENG Min and Hangzhou Xinghui, which is wholly owned by FENG Min, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause Hanyi E-Commerce to breach, or refuse to renew, the existing contractual arrangements we have with them and Hanyi E-Commerce, which would have a material and adverse effect on our ability to effectively control Hanyi E-Commerce and receive economic benefits from Hanyi E-Commerce and its subsidiaries. For additional risks relating to our corporate structure, see "Risk Factors—Risks Relating to Our Corporate Structure."

        The following diagram illustrates our corporate and shareholding structure with our principal subsidiaries and VIE and its subsidiaries as of the date of this prospectus.

(1)
Ruhnn1106 Investment Limited, wholly owned by FENG Min, one of our founders.

(2)
LEIYU Investment Limited, wholly owned by SUN Lei (Ray), one of our founders.

(3)
YangMing Investment Limited, wholly owned by SHEN Chao (Eric), one of our founders.

(4)
China Himalaya Investment Limited, wholly owned by ZHANG Yi, our Director and Chief Marketing Officer.

(5)
None of these pre-IPO investors beneficially owns more than 10% of our equity interest.

(6)
Representing ordinary shares held by Ruhnn Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. FENG Min is the sole member of the advisory committee of Ruhnn Investment Trust.

(7)
On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 1% equity interest in Hanyi E-Commerce to FENG Min for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(8)
Wholly owned by FENG Min. On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 99% equity interest in Hanyi E-Commerce to this entity for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(9)
Exclusive Business Corporation Agreement, Exclusive Call Option Agreement, Power of Attorney and Equity Interest Pledge Agreement.

(10)
Exclusive Call Option Agreement, Power of Attorney, Equity Interest Pledge Agreement and Spousal Consent Letter.

(11)
Exclusive Call Option Agreement, Power of Attorney and Equity Interest Pledge Agreement.

(12)
Wholly owned by ZHANG Yi, also known as ZHANG Dayi.

Our Corporate Information

        Our principal executive offices are located at 4F, Building 1, Blue Collar Garment Industrial Park, 7-1 North Hong Pu Road, Yu Hang District, Hangzhou 311100, People's Republic of China. Our telephone number at this address is +86 571-2882 5222. Our registered office in the Cayman Islands is located at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

        Our corporate website is www.ruhnn.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's initial control over financial reporting. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

        We will remain an emerging growth company until the earliest of (a) the last day of fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, as amended, which would occur if the market value of our ADSs that are held by non-affiliated exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Basis of Presentation

        In preparation for this offering, we have effected certain equity restructuring transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the equity restructuring transactions, which we refer to collectively as the Equity Restructuring in this prospectus. See "Our History and Corporate Structure" for a description of the

Equity Restructuring and a diagram depicting our corporate structure after giving effect to the Equity Restructuring.

        Our company, Ruhnn Holding Limited, is a holding company incorporated in May 2018 and currently has no operations and nominal assets. Before completion of the Equity Restructuring on October 4, 2018, our business was conducted through Hanyi E-Commerce. Following the completion of the Equity Restructuring, our business has been conducted through our company and its consolidated subsidiaries and affiliated entities, including Hanyi E-Commerce as our variable interest entity and its consolidated subsidiaries.

        This prospectus contains the following historical financial statements:

  •
  The following financial statements of Ruhnn Holding Limited, or our company: balance sheet as of September 30, 2018, which reflects the initial capitalization of Ruhnn Holding Limited. Separate statements of operations, changes in shareholders' equity and cash flows have not been presented because Ruhnn Holding Limited has not engaged in any business or other activities except in connection with its formation and initial capitalization.

  •
  Consolidated financial statements of Hangzhou Hanyi E-Commerce Co., Ltd., or Hanyi E-Commerce. Because we did not have any operations prior to October 4, 2018 other than through Hanyi E-Commerce, which we had obtained control over as part of the Equity Restructuring, the historical financial information included in this prospectus is the consolidated financial statements of Hanyi E-Commerce for the fiscal years 2017 and 2018.

Conventions That Apply to This Prospectus

        Unless we indicate otherwise, references in this prospectus to:

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents            ordinary shares;

  •
  "AI" are to artificial intelligence;

  •
  "average visitor-to-paying customer conversion rate" are to the number of paying customers of an online store as a percentage of all visitors to the same store during a certain period;

  •
  "CAGR" are to compound annual growth rate;

  •
  "China" and the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

  •
  "DeepFashion" are to an AI solution developed by one of our investee companies that improves fashion design process;

  •
  "Equity Restructuring" are to a series of equity transactions that our company, our founders and the institutional shareholders of Hangzhou Ruhnn effected in October 2018 to re-domicile the holding entity of our business from the PRC to the Cayman Islands as described in more detail under "Our History and Corporate Structure" section of this prospectus;

  •
  "fans" are to followers to KOLs on social media platforms and e-commerce platforms;

  •
  "fiscal year" is to the period from April 1 of the previous calendar year to March 31 of the concerned calendar year;

  •
  "GMV" is to gross merchandize value, which represents the aggregate value of merchandize ordered in our online stores and third-party online stores to which we provide KOL sales services (but not including online stores to which we only provide KOL advertising services), regardless of whether the merchandise is actually sold, delivered or returned. Our calculation of GMV includes shipping charges pair by buyers. GMV of third-party online stores to which we provide KOL sales services includes the GMV of all products ordered on such stores because we generally provide KOL sales services for all products sold on such stores;

  •
  "Hangzhou Ruhnn" are to Hangzhou Ruhnn Holdings Co., Ltd., a joint stock limited liability company established under the laws of the PRC;

  •
  "KOLs" are to key opinion leaders;

  •
  "millennials" are to people born in the early 1980s to the early 2000s;

  •
  "number of our KOLs' fans" are to the simple sum of fans of all of our KOLs on all major social media platforms and e-commerce platforms, and as a result, if an individual is a fan of more than one KOL or is a fan of a KOL on multiple social media platforms and e-commerce platforms, he or she will be counted multiple times;

  •
  "ordinary shares" are to our ordinary shares, par value US$0.000000001 per share;

  •
  "our company" are to Ruhnn Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

  •
  "our KOLs" or "our signed KOLs" are to KOLs who have entered into cooperation agreements or employment agreements with us;

  •
  "RMB" or "Renminbi" are to the legal currency of China;

  •
  "Smart Fabric Detection" are to an AI solution still under development of one of our investee companies that aims to improve fabric defect inspection;

  •
  "US$," "U.S. dollars," or "dollars" are to the legal currency of the United States;

  •
  "variable interest entity," "VIE" or "Hanyi E-Commerce" is to Hangzhou Hanyi E-Commerce Co., Ltd., a limited liability company established under the laws of the PRC and 100% owned by PRC citizens and entities; and

  •
  "we," "us," "our" and "Ruhnn" are to (i) prior to the consummation of the Equity Restructuring on October 4, 2018, our predecessor, Hanyi E-Commerce, and its consolidated subsidiaries, and (ii) following the consummation of the Equity Restructuring, our company and its consolidated subsidiaries and affiliated entities.

        Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.2881 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 5, 2018, the noon buying rate for Renminbi was RMB6.8680 to US$1.00.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional            ADSs representing            ordinary shares from us.

 THE OFFERING

ADSs Offered by Us	ADSs
Public Offering Price	We estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).
Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise in full the over-allotment option).
Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents ordinary shares.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$         million from this offering, or approximately US$         million if the underwriters exercise their option to purchase additional ADSs from us in full, assuming an initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price set forth on the cover of this prospectus, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We plan to use the net proceeds we will receive from this offering for (i) identifying additional monetization channels and pursuing strategic investments in our industry, (ii) identifying and cultivating KOLs, (iii) investing in technology, AI solutions and big data analytics, and (iv) general corporate purposes. See "Use of Proceeds" for more information.

Risk Factors

See "Risk Factors" and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

[Directed ADS Program]

[At our request, the underwriters have reserved up to        % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates and related persons through a directed share program. We do not know if these persons will choose to purchase all or a portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]

Listing	We will apply to list our ADSs on the [Nasdaq Global Market].
Proposed Trading Symbol	[RUHN]
Depositary
Lock-up

We, [our executive officers, directors and shareholders], have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

Summary Consolidated Financial and Operating Data

        The following summary consolidated statements of operations data for fiscal years ended March 31, 2017 and 2018 and the summary consolidated balance sheet data as of March 31, 2017 and 2018 have been derived from the audited consolidated financial statements of Hanyi E-Commerce, included elsewhere in this prospectus.

        Our company was incorporated on May 11, 2018 and did not engage in any business or operations until completion of the Equity Restructuring on October 4, 2018. The Equity Restructuring enabled our company to obtain 100% control over Hanyi E-Commerce through a series of contractual arrangements and consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see "Our History and Corporate Structure—Our History." As the equity ownership percentage of our company and Hangzhou Ruhnn were substantially identical before and after the Equity Restructuring, we will recognize the net assets of Hanyi E-commerce at historical cost with no change in basis in the consolidated financial statements upon the completion of the Equity Restructuring. Because we did not have any operations prior to October 4, 2018 other than through Hanyi E-Commerce which we had obtained control over as part of the Equity Restructuring, the historical financial information included in this prospectus is the consolidated financial statements of Hanyi E-Commerce for the fiscal years 2017 and 2018.

        The consolidated financial statements of Hanyi E-Commerce are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected for any future period. You should read the following summary consolidated financial data in conjunction with the consolidated financial statements and related notes of Hanyi E-Commerce and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Operations Data

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	572,445	99.1	912,512	145,117	96.3
Services	5,458	0.9	35,068	5,577	3.7

Total net revenues	577,903	100.0	947,580	150,694	100.0
Cost of revenues:
Cost of product sales	(362,609)	(62.7)	(625,263)	(99,436)	(66.0)
Cost of services	(2,619)	(0.5)	(18,122)	(2,882)	(1.9)

Total cost of revenue	(365,228)	(63.2)	(643,385)	(102,318)	(67.9)

Gross Profit	212,675	36.8	304,195	48,376	32.1
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(15,914)	(10.6)
Sales and marketing expenses	(97,814)	(16.9)	(146,207)	(23,251)	(15.4)
General and administrative expenses	(67,107)	(11.6)	(130,977)	(20,829)	(13.8)
Other operating (income) loss	(168)	—	710	113	0.1

Loss from operation	(21,826)	(3.7)	(72,350)	(11,505)	(7.6)
Interest income	42	—	88	14	—
Interest expense	(1,574)	(0.3)	—	—	—
Foreign exchange gain (loss)	56	—	(240)	(38)	—

Loss before income taxes	(23,302)	(4.0)	(72,502)	(11,529)	(7.6)
Income tax expenses	(15,243)	(2.6)	(15,843)	(2,520)	(1.7)
Loss from equity method investees	(1,593)	(0.3)	(1,607)	(256)	(0.2)

Net loss	(40,138)	(6.9)	(89,952)	(14,305)	(9.5)

Summary Consolidated Balance Sheet Data

	Fiscal Year Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Cash and cash equivalents	21,369	9,713	1,545
Restricted cash	—	21,208	3,373
Inventories	234,579	320,383	50,951
Advances to suppliers	40,977	24,695	3,927
Prepaid expenses and other current assets	31,238	30,295	4,818
Total current assets	333,031	412,829	65,652
Total assets	342,292	424,644	67,531
Accounts payable	68,697	72,890	11,592
Accounts due to related parties	285,570	374,558	59,566
Total liabilities	385,509	558,669	88,845
Total shareholders' deficit	(43,217)	(134,025)	(21,314)
Total liabilities and shareholders' deficit	342,292	424,644	67,531

Summary Consolidated Statements of Cash Flow Data

	Fiscal Year Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(240,532)	(27,575)	(4,385)
Net cash used in investing activities	(10,133)	(1,949)	(310)
Net cash provided by financing activities	272,034	39,077	6,214

Net increase in cash, cash equivalents and restricted cash	21,369	9,553	1,519
Cash, cash equivalents and restricted cash at beginning of fiscal year	—	21,369	3,398

Cash, cash equivalents and restricted cash at end of fiscal year	21,369	30,922	4,917

Summary Operating Data

        The following tables present our key operating data as of the dates and for the periods indicated:

	As of and for fiscal year ended March 31,						As of and for the six months ended September 30,
	2017			2018			2018
	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)
Top-tier KOLs(1)	2	12.0	750.6	3	21.0	1,333.7	3	28.9	582.3
Established KOLs(2)	3	4.4	139.3	7	17.5	321.4	7	24.6	221.8
Emerging KOLs(3)	57	35.7	346.4	73	64.9	390.1	92	73.8	398.7

Total	62	52.1	1,236.3	83	103.4	2,045.2	102	127.3	1,202.8

(1)
Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(2)
Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(3)
Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

(4)
The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

	As of and for the fiscal year ended March 31,		As of and for the six months ended September 30,
	2017	2018	2018
Full-Service Model
Number of our KOLs serving such business model(1)	37	33	25
Number of our online stores	57	86	91
Number of orders placed through our online stores	5.1 million	7.5 million	3.3 million
GMV of our online stores	RMB1,236.3 million	RMB1,944.4 million	RMB975.3 million
Platform Model
Number of our KOLs serving such business model(1)	18	57	89
Number of brands using our services	18	166	350
Number of third-party online stores(2)	nil	6	24
GMV of third-party online stores(3)	nil	RMB100.8 million	RMB227.6 million

(1)
Certain KOLs under our full-service model overlap with those under our platform model. On the other hand, our KOLs that were undergoing training and had not started generating GMV under either of our business models as of the relevant date were not included in these numbers.

(2)
Includes third-party online stores to which we provide KOL sales services and KOL advertising services.

(3)
Includes GMV from third-party online stores to which we only provide KOL sales services.

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We may not be able to maintain and optimize our KOL ecosystem.

        Our ability to maintain our KOL ecosystem which creates strong network effects among our ecosystem participants is critical to our success. The extent to which we are able to maintain and strengthen the attractiveness of our ecosystem depends on our ability to offer a mutually beneficial platform for all participants, including our KOLs, their fans who are potential buyers in our online stores, designers, brands and online retailers, manufacturers and suppliers. To this end, we need to maintain the quality of our products and services, develop attractive opportunities and create profits for our ecosystem participants, expand the scope and scale of our ecosystem, and retain our participants. We must also continue utilizing data to enhance our KOL selection and cultivation, increase fan engagement, develop our product design and merchandising, improve operational efficiency and upgrade our technology infrastructure.

        Changes made to enhance our ecosystem or balance the interests of participants may be viewed positively by one participant but may have negative effects upon another. If we fail to balance the interests of all participants in our ecosystem, we may fail to attract and retain additional ecosystem participants, which could adversely impact our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

        We have a limited operating history. Our founders started to explore the commercialization of KOLs through e-commerce in 2014, and the first company in our current corporate structure commenced operations in 2016. Revenues from our product sales through full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million (US$145.1 million) for fiscal year 2018. Revenues from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million (US$5.6 million) for fiscal year 2018. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors' perceptions of our business and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

A substantial portion of our GMV and revenue is generated from online stores opened in the names of a limited number of KOLs. We may experience a decrease in purchases on our online stores.

        Online stores opened in the names of our top-tier KOLs accounted for 65.1%, 66.1% and 48.4% of our GMV for fiscal years 2017 and 2018 and the first half of fiscal year 2019, respectively, and 67.2% and 69.0% of our revenue for fiscal years 2017 and 2018, respectively. In particular, online stores opened in the name of Zhang Dayi, one of our top-tier KOLs, accounted for 49.6%, 51.0% and 38.5% of our GMV for fiscal years 2017 and 2018 and the first half of fiscal year 2019, respectively, and 50.8% and 52.4% of our revenue for fiscal years 2017 and 2018, respectively. The success of our online stores is largely determined by the popularity of the KOLs in whose names such stores are opened. KOLs with more fans are able to reach a wider audience when they promote our products on their social media pages and to direct more potential customers to our online stores to purchase such products. As of September 30, 2018, our top-tier KOLs had approximately 28.9 million fans and Zhang Dayi had approximately 19.7 million fans on various social media platforms, representing 22.7% and 15.5%, respectively, of the total number of fans of our KOLs.

        Our concentration on online stores opened in the names of a few KOLs exposes us to the risk of substantial decreases in, or impediments to the growth of, our GMV and revenue if the number of fans or the popularity of any of such KOLs is reduced or fails to grow. We anticipate that our top-tier KOLs will continue to contribute to the majority of our total net revenues in the near future, as it will take time for other KOLs to develop their fan bases and thus our customer base. We cannot assure you that our top-tier KOLs will be able to retain their popularity, or our other KOLs will be able to increase their number of fans. Any failure to do so will materially and adversely affect our business, prospects, financial performance and results of operations.

We have incurred net losses in the past, and we may continue to incur losses in the future.

        We have incurred net losses in our history. For fiscal years 2017 and 2018, we incurred net losses of RMB55.4 million and RMB104.0 million, respectively, and negative cash flows from operations of RMB240.5 million and RMB27.6 million, respectively. We may incur net losses in the future, which may raise substantial doubt about our ability to continue as a going concern. For more details, see Note 2 to our consolidated financial statements included elsewhere in this prospectus. We expect our operating expenses to increase in absolute amounts in the future due to (i) the continued expansion of our business, (ii) the continued investment in AI solutions and technology infrastructure, and (iii) the continued identification and cultivation of new KOLs, which will affect our ability to achieve profitability.

        Our ability to achieve profitability depends on our ability to, among other things, increase the number of fans and consumers, grow and diversify our product and service offerings and optimize our cost structure. However, we may not be able to achieve any of the above. In particular, our sales and marketing expenses increased by 49.5% from RMB97.8 million for fiscal year 2017 to RMB146.2 million (US$23.3 million) for fiscal year 2018, because we opened a number of new online stores in fiscal year 2018 and we paid more service fees to e-commerce platforms and social media for promoting our new online stores. If we continue to incur substantial sales and marketing expenses without being able to achieve the anticipated consumer and GMV growth, our operating results may be materially and adversely affected. As a result, we may fail to improve our operating margin and may continue to incur net losses in the future.

We and our KOLs may fail to anticipate or influence changes in fans' buying preferences and develop our product offering and merchandising.

        The success of our business depends on our and our KOLs' ability to anticipate and influence the purchase decisions of our KOLs' fans. The market for products sold in our online stores, in particular women's apparel, changes rapidly in ways that are often difficult to predict. Consequently, we must stay abreast of emerging consumer preferences, anticipate product trends that will appeal to our KOLs' existing and potential fans and take them into account during our product design and manufacturing process. This requires a combination of various elements, including but not limited to accurate analysis and prediction of market trends, timely collection of fans' feedback, strong research and development capability, and access to flexible product production. If we are unable to accurately predict or timely react to evolving preferences or trends, or if we misjudge the market for our products, the continued success and future growth of our business could be materially and adversely affected, potentially resulting in significant decreases in revenue.

We may not be able to attract new KOLs or retain our existing KOLs.

        We rely on our KOLs to promote our products and to drive traffic to our online stores. See "Business—Our KOLs—Collaboration with Our KOLs." We enter into cooperation agreements or employment agreements with our KOLs. The term of the cooperation agreements typically ranges from three to five years. If any of our KOLs cease to cooperate with us during the term of the cooperation agreement or employment agreement, sales and marketing efforts of that KOL will reduce. If we are unable to enforce our rights against him or her, there may be less or no traffic to our online stores opened in his or her name and we may generate less revenue from such online stores. Even if we are able to enforce our rights against the relevant KOL, the gross compensation that we receive through enforcement may be substantially less than the revenue we would have earned were the cooperation or employment agreement performed in full by the relevant KOL.

        Starting from 2017, the cooperation agreements we entered into with our KOLs normally provide that, if the KOL's revenue or number of new fans reaches a certain threshold during the initial contract term, it will automatically renew for a period of three years upon expiration of the original term. However, the cooperation agreements entered into before 2017 do not have such provision. If, after the term, any of our KOLs is able to sustain his or her popularity and decides to open his or her own online store or to cooperate with other KOL sales and marketing platforms, he or she may compete with our KOLs and our online stores and our ability to generate revenue could be reduced.

We may not be successful in cultivating KOLs and may be unable to recoup the costs incurred in cultivating our KOLs.

        We incurred a significant amount of operating expenses in training and providing professional support to our KOLs for fiscal years 2017 and 2018. A significant portion of such expenses in respect of each KOL are incurred before the KOL has developed a sufficiently large fan base to generate any revenue for us.

        The cultivation of successful KOLs is subject to many uncertainties, including their personal style, charisma, attitude and professionalism, the receptiveness of social media users to our KOLs and other circumstances beyond our control. If any of our KOLs fails to develop a fan base to our expectations, we may not open any online store in his or her name or such online store may not be successful, and in such case, we may fail to receive the expected revenue from online stores or fail to recoup the costs incurred in training and supporting such KOL, which may adversely impact our business, financial condition and results of operations.

Negative publicity about our KOLs or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs.

        Negative publicity about our KOLs or our products may arise and appear on the internet and other media from time to time, and negative publicity of a more serious nature may arise in the future. For example, our KOLs may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors.

        Our products may also be subject to negative publicity for various reasons, such as complaints about the quality of our and their products and related services or other public relation incidents of us, which may adversely affect our reputation and the sales of our products of those of third-party online retailers in our online stores. Any such negative publicity, regardless of veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our ADSs.

We have experienced rapid growth since our inception, but we may fail to adequately manage our expansion.

        Our rapid growth has placed, and continues to place, significant strain on our management and our technology infrastructure, as well as our operational, financial and administrative systems. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded systems, procedures and controls. We will also need to continue expanding, training, managing and motivating our KOLs and employees and manage our relationships with our customers, suppliers and other service providers. All of these endeavors involve risks and will require substantial management effort and additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business, financial condition and results of operations.

We face challenges and risks associated with diversifying our monetization channels.

        We have in the past generated most of our revenue from our full-service model. In the future, under our full-service model, we intend to expand our online stores into more popular e-commerce platforms, diversify our product portfolio and expand into additional verticals. Further, under our platform model, we plan to diversify our service offerings to include more KOL services such as additional forms of advertising and casting. Such plans may require us to devote significant financial and managerial resources and may not perform as expected. In addition, we may not be able to successfully anticipate and address customer demands and preferences in connection with new product offerings and our existing network may not be adaptable to the new product offerings.

        We also expect to explore new monetization opportunities and expand our revenue sources, and to adjust the proportion of our revenue from different revenue sources in response to changes in market conditions. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. We may also be inexperienced with the operations associated with new monetization opportunities.

        If we cannot successfully address challenges, we may not be able to recoup our investments with respect to any new initiatives, in which case our business, financial condition and results of operations could be materially and adversely affected.

We may fail to manage our inventories effectively.

        To operate our business successfully and meet our consumers' demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. However, forecasts are inherently uncertain. For example, as we allow consumers to cancel their pre-orders, we may not be able to make accurate forecasts and actual orders may be lower than our forecasted orders, and therefore, we may not be able to maintain an appropriate level of inventory of fabrics and raw materials for production. In addition, if our forecasted demands are lower than actual demand, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and may lose sales and market share to our competitors. On the other hand, if our forecasted demand are higher than actual demand, we may be exposed to increased inventory risks due to accumulated excess inventory of our finished products, fabrics or raw materials. Excess inventory levels may lead to increases in inventory holding costs, risk of inventory obsolescence, increases in markdown allowances and write-offs.

Our return and exchange policies may adversely affect our results of operations.

        We have adopted consumer-friendly return and exchange policies that make it convenient for consumers to change their minds after completing purchases. We may also be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the recently amended Consumer Protection Law, which became effective in March 2014, consumers are generally entitled to return the products purchased within seven days upon receipt without giving any reasons when they purchase the products from business operators on the internet. See "Regulation—Regulations Relating to Tort Liability, Product Quality and Consumer Protection." These policies subject us to additional costs and expenses, which we may not recoup through increased revenue. Our ability to handle a large volume of returns is unproven. If our return and exchange policy is misused by a significant number of consumers, our costs may increase significantly and our results of operations may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

        We have experienced, and we expect to continue to experience, seasonal fluctuations in our revenues, which have caused, and will continue to cause, fluctuations in our results of operations. We generally experience a lower level of sales in the first quarter of each year due to the Chinese New Year holiday, during which consumers generally spend less time on our KOLs' social media spaces and on online shopping, while we usually have a higher level of sales in the fourth quarter of each year due to the sales on Singles Day in November and the sales of fall and winter apparel, which typically have a higher average selling price than spring and summer apparel.

        We make planning, inventory and personnel decisions based on our estimates of demand. If we fail to adequately increase inventory levels for popular products or do not have sufficient staff to handle purchase orders in a timely manner, we may fail to meet consumer demand, which may reduce the volume of transactions in our online stores as well as the attractiveness or such online stores. On the other hand, if we overstock products or if we hire more staff than required, we may be required to take inventory markdowns or write-offs or we may incur unnecessary costs, which could reduce our profits.

We may be subject to product liability claims that could be costly and time-consuming.

        We sell our products and promote third-party brands' products on our KOL sales and marketing platform; some of the products may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us. We could also be subject to claims that consumers were harmed due to their reliance on our KOLs' promotion of third-party brands' products. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant manufacturers or third-party online retailers compensation that we are required to make to consumers in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our reputation, business, financial condition and results of operations.

We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our KOL sales and marketing platform.

        Under our platform model, our KOLs represent reputable brands and online retailers on our KOL sales and marketing platform. However, brands' and online retailers' measures of safeguarding against counterfeit, unauthorized, illegal, or infringing products sold through e-commerce platforms may not be adequate. Although we have indemnity clauses in most of our contracts with our brands and online retailers, sales could decline and our reputation may be adversely affected. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit, unauthorized, illegal, or infringing products sold on our KOL sales and marketing platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See "—We may be subject to product liability claims that could be costly and time-consuming." We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit, unauthorized, illegal, or infringing products promoted by our KOLs or sold on our KOL sales and marketing platform may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our operations and financial results.

We rely on a limited number of online social media platforms and e-commerce platforms to conduct our business. However, operators of the platforms may curtail or inhibit our ability to use the platforms, or there may be material disruption of the platforms.

        Our KOLs use social media platforms such as Weibo, Weitao and WeChat to promote our and third-party products and to drive traffic to online stores on Taobao.

        While they are generally open to all users, these social media and e-commerce platforms have no obligation to allow us or our KOLs to use their platforms in the long term. If we or our KOLs breach the terms of use of such platforms, or for any other reason, the platform operators may decide at any time to curtail or inhibit our ability to use such platforms, for example, by banning or closing our or our KOLs' user accounts. Additionally, these platforms may increase their fees or make changes to their respective business models, terms of use, policies or systems, and those changes could impair or restrict our or our KOLs' ability to post content and sell products. Further, social media platforms and e-commerce platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses and security breaches.

        Any of the above could reduce our KOLs' ability to post promotional content, fans' and consumers' engagement time, our ability to serve third-party online retailers, and traffic and sales on our online stores, any of which could affect our ability to achieve profitability or have a material adverse effect on our business, financial condition and results of operations.

If we fail to manage and expand our relationships with suppliers, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

        As of September 30, 2018, we had over 700 fabric suppliers, wholesale clothing providers and manufacturers on our supplier list who had worked with us and with which we expect to continue our business relationships in the near future. Maintaining strong relationships with these suppliers is important to the growth of our business. In particular, we depend significantly on our suppliers to provide fabrics and sample clothes as well as our manufacturers to produce apparel for us on favorable pricing terms. We typically enter into framework agreements with suppliers on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the relevant contractual terms. We cannot assure you that our current suppliers will continue to sell products or provide services to us on commercially acceptable terms, or at all, after the term of the current agreement expires. If our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected.

        Moreover, we may also become involved in disputes with our suppliers on the required prepayments and relevant settlement afterwards. If we fail to maintain business relationships with our suppliers due to such disputes, and we will need to establish new supplier relationships promptly to ensure that we have access to a steady supply of products or services on favorable commercial terms. However, we cannot assure you that we will be able to find new suppliers who can satisfy our requirements.

The success of our platform model is linked to the success of third-party merchants whose products and services our KOLs promote or who publish advertisements on the social media space of our KOLs.

        For our platform model, our success and our growth are partly dependent upon the success of third-party merchants who hire our KOLs to promote their products and services or who place advertisements on our KOL sales and marketing platform. As we continue growing our business under our platform model, our future success will be tied to the success of such third-party merchants, including brands and online retailers. We cannot assure you that our efforts to optimize our customer base under our platform model will be successful or will not have any material adverse impact on our business performance or results of operations. If our customers under our platform model were to have financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products or services decreases, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our customers' marketing, brands or retail stores are not successful or if they reduce their marketing efforts.

We depend on logistics service providers to deliver products to customers, and they may fail to provide reliable logistics services.

        We rely on logistics service providers to deliver products to our customers. See "Business—Our Suppliers—Logistics Service Providers." Any major interruptions to or failures in these logistics service providers could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party logistics providers, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, customers may return the products and may claim refund from us, third-party brands or other online retailers who cooperate with us, and these third-party brands or other online retailers may have less confidence in our services. As a result, we may lose brand and online retailer partners, and our business, financial condition and results of operations could suffer.

We are subject to payment processing related risks.

        Our online stores accept payments through third party online payment platforms such as Alipay. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may be subject to fraud and other illegal activities in connection with online payment. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

        In addition, as restricted by Alipay, one corporate entity can only be associated with a maximum of five online store accounts and receive revenues generated from these stores via Alipay. As we can associate our online store accounts to a limited number of our VIE's subsidiaries, we directly receive payments from a minority of our online store accounts via Alipay, while the majority of our online stores transfer their sale proceeds to us through bank accounts opened in the names of the respective KOLs. We have taken measures to maintain control over such KOLs' bank accounts and avoid KOLs' misappropriation or any other misconduct in connection with our revenues generated from online stores. For example, we create and keep the passcodes required for the online payment process. However, we cannot assure you that these measures will be effective and keep us from being harmed by KOLs' misappropriation or misconduct. In addition, according to the Administrative Measures for RMB Bank Settlement Account, a corporation is not allowed to misuse personal accounts to receive payments from customers. Therefore, if our control over the KOL bank accounts is deemed as misuse by relevant government authorities, we may be subject to fines.

We may not be able to provide high-quality customer service.

        We depend on our customer service representatives and online store managers to provide assistance to customers on our online stores. See "Business—Our Customers—Consumers." If they fail to satisfy the individual needs of customers, our sales could be negatively affected and we may lose potential or existing third-party online retailers, which could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully against current and future competitors.

        We face competition in the internet KOL facilitator market and e-commerce market in China, and we expect greater competition in the future from new market entrants. Intensified competition may result in a decrease in our market share or reduction in revenue or difficulty in recruiting new KOLs, any of which could negatively affect our business, financial condition, results of operations and our ability to grow our business.

        In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments expand into our market segments. If we cannot compete successfully against our current and future competitors, our business, financial condition and results of operations could be adversely affected.

We depend on our senior management as well as experienced and capable personnel generally, but we may fail to attract, motivate and retain them.

        Our future success is significantly dependent upon the continued service of our senior management and other key employees, including FENG Min, SUN Lei (Ray), SHEN Chao (Eric) and CHI Zhenbo (Nick). If members of our senior management team or other key personnel resign, join a competitor or form a competing company, we may not be able to locate suitable or qualified replacements and may face uncertainty and incur additional expenses as we seek to recruit and train new staff, which could severely disrupt our business and growth.

        We have entered into employment, non-compete, non-solicitation and confidentiality agreements with our senior management and other key personnel. However, these employment, non-compete, non-solicitation and confidentiality agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce these agreements. In addition, we do not maintain key person life insurance for any of the senior members of our management team or other key personnel.

        Competition for discovering and signing talents in the internet KOL facilitator industry and e-commerce industry in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

We may fail to obtain requisite approvals, licenses or permits applicable to our business or fail to comply with PRC laws and regulations.

        Our business is subject to supervision and regulation by relevant PRC government authorities, including the State Administration for Market Supervision, the Ministry of Industry and Information Technology of the PRC, the National Development and Reform Commission, the Ministry of Culture and Tourism of the PRC, China Food and Drug Administration and/or their relevant local counterparts. These government authorities promulgate and/or enforce regulations that cover many aspects of operation of online retailing such as Interim Measures for the Administration of Online Commodities Trading and Relevant Services, Product Quality Law of the PRC, Pricing Law of the PRC, Administrative Measures for Food Business Licensing, Regulations for the Administration of Commercial Performances and E-commerce Law of the PRC. We are required to hold a number of licenses and permits in connection with our operations, such as business license, commercial performance permit and food business license. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, change in our operations or change in laws and regulations applicable to us.

        As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding the interpretation and implementation of current and future PRC laws and regulations applicable to our operations. Our current business activities could be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities' interpretation of these laws and regulations. In addition, although relevant PRC government authorities currently do not have any laws or regulations governing KOLs' qualifications, activities, behaviors and other elements that may have an impact to our business, they could tighten the restrictions on KOL-related business and promulgate new laws and regulations in the future.

        If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business without any requisite license, permit or approval, or otherwise fails to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties against us, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

We may fail to renew our leases upon expiration or comply with relevant PRC laws that require registration of lease agreements as well as other title certificates, in which case we may have to relocate our offices or warehouses.

        As of September 30, 2018, we leased approximately 11,655 square meters of office space in Hangzhou and Shanghai, and leased an aggregate of over 59,470 square meters of warehouses in Haining and Hangzhou, Zhejiang Province, and we may have to relocate for a number of reasons. For example, we may not be able to successfully renew leases upon expiration of the current term, and may decide to move to more premium locations or have to relocate our operations as required by relevant PRC laws and regulations. In particular, two of our warehouses which are not located at our registered corporate addresses in China have not registered as our branches with the competent government authority and we may be subject to fines of up to RMB100,000 for each of such warehouses or may need to relocate our warehouses. In those cases, we may not be able to locate desirable alternative sites for our offices or warehouses under favorable terms. Nevertheless, we are in the process of establishing an operating entity to modify the registration of our corporate addresses to cover the said warehouses.

        We have not been able to receive from our lessors of some of our leased properties copies of title certificates or proof of authorization to lease the properties to us. In addition, we have not registered most of our lease agreements with relevant government authorities as required by PRC law. As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected offices or warehouses and incur additional expenses relating to such relocation. In addition, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

We may not be able to adequately protect our intellectual property rights and exclusive rights.

        We rely on a combination of trademark, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights and other exclusive rights. Our cooperation agreements with KOLs typically provide that we own their portrait rights or right of publicity on social media platforms, social media accounts and online store accounts. Our cooperation agreements with KOLs also include provisions on confidentiality and intellectual property rights protections. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. Our success also depends in part upon the technology and AI solutions that we utilize in designing and manufacturing products as well as certain systems we use in managing the entire fulfillment and transaction process.

        Nevertheless, it may be possible for third parties to obtain and use our intellectual property and exclusive rights without authorization. Intellectual property protection may not be sufficient or consistent in China. Moreover, cooperation agreements and confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights and exclusive rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property and exclusive rights. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property rights of others and content restrictions of relevant laws.

        Third parties may claim that the technology or content used in our KOLs' social media pages or our operation of online stores infringe upon their intellectual property rights. For example, while offering our advertising services, we may be subject to liabilities such as infringement of copyrights or trademarks and to other claims based on the materials and content posted on our KOL sales and marketing platform. We have been in the past subject to claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

        China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through our KOLs' social media pages or our online stores were deemed by the PRC government to violate any content restrictions, we would not be able to continue displaying such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

        The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event, defending against these claims could be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, legal fees and other costs, as well as limit our ability to conduct business or require us to change the manner in which we operate. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

The proper functioning of our information technology systems is essential to our business. We may fail to maintain the satisfactory performance of our systems.

        Our business relies on the proper functioning of our information technology systems. We use information technology systems to enable us to conduct our operations, including product design and procurement, inventory control, supplier management, market data analysis, sales, logistics, KOL identification, cultivation and support, customer service, budgeting and financial reporting. Although we did not experience any material failure or breakdown of our information technology systems during fiscal years 2017 and 2018 and the first half of fiscal year 2019, we cannot assure you that our information technology systems will always operate without interruptions. Any malfunction of our information technology systems, whether caused by computer viruses, hacking or other security breaches, errors encountered during system upgrades or other issues, that result in the unavailability or slowdown of our information technology systems may, individually or collectively, materially and adversely affect our business, financial condition and results of operations.

        In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. We cannot assure you that our security mechanisms will be sufficient to protect our information technology systems from any such occurrences, which could materially and adversely affect our business, reputation and prospects.

        Further, we must continue to upgrade and improve our information technology systems and software to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in implementing these system and software upgrades and improvement plans. In particular, our systems may experience interruptions during upgrades, and any new technologies may not be fully integrated with our existing systems on a timely basis, or at all. If our existing or future technology systems or software do not function properly, we could experience disruptions and failures, which in turn could materially and adversely affect our business, financial condition and results of operations.

Our business generates, collects and processes a large quantity of data, and any improper use or disclosure of or unauthorized access to such data may harm our reputation.

        Our business generates, collects and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face challenges related to protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees, addressing concerns related to privacy and sharing, safety, security and other factors, and complying with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, including requests from regulatory and government authorities relating to such data.

        The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

Failure to protect confidential information of KOLs, fans and consumers, brands and other merchants on our KOL sales and marketing platform against security breaches could damage our reputation and substantially harm our business and results of operations.

        A significant challenge to the e-commerce business is the secure storage of confidential information and its secure transmission over public networks. A majority of the product orders and purchase payments are made through online transactions. Maintaining complete security on our KOL sales and marketing platform for the storage and transmission of confidential or private information, such as consumers' personal information, payment-related information and transaction information, is essential to maintain consumer confidence in our platform.

        We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and buyer information. However, advances in technology, skills of hackers, new discovery in the field of cryptography or other events or development could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties from illegally obtaining such confidential or private information we hold with respect to KOLs, fans and consumers, brands and other merchants on our platform. Such individuals obtaining confidential or private information may further engage in various illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party online payment service providers through which most of our consumers may choose to make payment for purchases. Any negative publicity about our online stores' safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security or the information security measures of third-party online payment service providers could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

We may not be able to obtain sufficient capital to maintain or expand our business operations.

        Our business operations and expansion requires a substantial amount of capital. We had negative cash flows from operations of RMB240.5 million and RMB27.6 million in fiscal years 2017 and 2018, respectively. We expect our business operations will continue to require a substantial amount of working capital and we cannot assure you that we will be able to achieve positive cash flows from operations in the near future. To expand our business, we have also incurred, and expect to continue to incur, substantial costs to expand our KOL pool and develop our diversified monetization channels and we may only be able to recover such costs over the long term. Further, in connection with our restructuring in October 2018, our VIE, Hanyi E-Commerce, is expected to repay certain amounts due to Hangzhou Ruhnn so that Hangzhou Ruhnn can return to its institutional investors the amounts of their original Renminbi investments while the investors are expected to pay U.S. dollar equivalent of such amounts to our company as subscription price for the ordinary shares we issued to them. For additional details, see "Our History and Corporate Structure—Our History." The restructuring agreements allow Hangzhou Ruhnn to return such investments in installments and Hangzhou Ruhnn will not be required to pay the next installment until the subscription price equals to the previous installment paid by the relevant investor to our company. We cannot assure you that these institutional investors will fulfill their payment obligations in a timely manner, and if there is any delay in their payment of the subscription price to us for any reason, it may reduce our working capital and adversely affect our cash position.

        We have historically funded our operations with contributions and advances from our shareholders. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

We may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and materially and adversely affect our business and results of operations.

        We may identify strategic partners to form strategic alliances and invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These investments may involve minority stakes in other companies, acquisitions of entire companies or acquisitions of selected assets.

        Any future strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own may divert management from their primary responsibilities and subject us to additional liabilities. In addition, the costs of identifying and consummating investments and acquisitions may be significant. We may also incur costs and experience uncertainties in completing necessary registrations and obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. The costs and duration of integrating newly acquired assets and businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may not have sufficient insurance coverage.

        We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory. However, we do not maintain business interruption insurance, general third-party liability insurance or key-man insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all. If we incur losses that are not covered by our insurance policies, or if the amount reimbursed is significantly less than our actual losses, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weakness in our internal control over financial reporting, which relate to (i) a lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP, and (ii) a lack of formal risk assessment process over financial reporting and internal control framework. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future.

        Following the identification of the material weaknesses and other control deficiencies, we have taken measures, and plan to continue to take measures, to remediate these control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting". However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for fiscal year ending March 31, 2020. In addition, once we cease to be an "emerging growth company" as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We may experience a severe or prolonged downturn in the global or Chinese economy.

        Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including the general interest rate environment and unemployment rates, may affect advertising customers' willingness to advertise or consumers' willingness to spend on entertainment. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest in North Korea, Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the expected withdrawal of the United Kingdom from the European Union as well as concerns about the economic effect of the tensions in the relationship between the United States, China and neighboring Asian countries. Starting from early 2018, U.S. President Donald J. Trump announced the imposition of tariffs on Chinese goods entering the United States, and recently both China and the U.S. have each imposed additional tariffs. The United States may also in the future impose tariffs on the importation of consumer products. Although we do not currently export any of our products to the United States, we may do so in the near future. It is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government, may take in retaliation. In addition, these developments could have a material adverse effect on global economic conditions, the stability of global financial markets and the Chinese economy. If present Chinese and global economic uncertainties persist, we may have difficulty in attracting advertising customers or spending by consumers on entertainment. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Any occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

        Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS or Ebola, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

        The Standing Committee of the National People's Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

        Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. To comply with such laws and regulations, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance to our employees. Additionally, we provide supplementary medical insurance for all management and research and development personnel. We currently make social insurance and housing fund contributions according to the minimum standards announced by local governments, but we may be deemed as violating relevant PRC laws and regulations that require companies to make social insurance and housing fund contributions based on actual wages. We may be deemed as violating the PRC Social Insurance Law and the Administrative Measures on Housing Fund, and we may be subject to fines and legal sanctions, including a late charge and a fine ranging from one to three times the amount due, and our business, financial condition and results of operations may be adversely affected.

        These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Risks Relating to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.

        Pursuant to the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition), the Regulation on the Administration of Commercial Performances (2016 Revision) and relevant applicable PRC laws and regulations, foreign investors normally are not allowed to hold more than 49% of the equity interests in the enterprise providing talent agency services, except that, investors from Hong Kong and Macao may establish wholly Hong Kong-funded or Macao-funded talent agencies in the mainland. Such investors must meet certain requirements, including that the Hong Kong or Macao investor must be incorporated in Hong Kong or Macao and has engaged in substantive business operations for three years or more.

        In addition, pursuant to the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the New E-commerce Circular, while foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China, such foreign investors still need to satisfy certain stringent qualification requirements, for instance, the major foreign investors must have good track records and operating experience in the value-added telecommunications service industry. Further, there remain significant uncertainties with respect to the interpretation and implementation of the New E-commerce Circular as well as the applications for the license regarding online data processing and transaction processing business by a wholly foreign funded enterprise in practice.

        To ensure compliance with PRC laws and regulations, we conduct our businesses in China mainly through our PRC affiliates, Hangzhou Hanyi E-Commerce Co., Ltd., or Hanyi E-Commerce or VIE, and its subsidiaries. Hanyi E-Commerce is 1% owned by FENG Min and 99% owned by Hangzhou Xinghui, which is a company incorporated in the PRC and wholly owned by FENG Min. FENG Min is a PRC citizen. We entered into a series of contractual arrangements with Hanyi E-Commerce, which enable us to:

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  exercise effective control over Hanyi E-Commerce and its subsidiaries;

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  receive substantially all of the economic benefits from Hanyi E-Commerce and its subsidiaries; and

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  have a call option to purchase all or part of the equity interests in Hanyi E-Commerce when and to the extent permitted by the relevant laws.

        Because of these contractual arrangements, we are the primary beneficiary of Hanyi E-Commerce and its subsidiaries and treat them as our PRC affiliates under U.S. GAAP. We consolidate the financial results of Hanyi E-Commerce and its subsidiaries in our financial statements in accordance with U.S. GAAP. For a detailed discussion of these contractual arrangements, see "Our History and Corporate Structure."

        There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

        It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what affect they may have on our corporate structure. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the Draft Foreign Investment Law, for public review and comments. Among other things, the Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft Foreign Investment Law, variable interest entities would be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and would thus be subject to restrictions on foreign investments. We are controlled by a legal entity incorporated outside of PRC, and therefore, it increases the likelihood that our company may be deemed as controlled by foreigners. However, the draft law has not taken a position on what actions will be taken with respect to existing companies with a "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See "Regulation— Draft Foreign Investment Law" and "—We face uncertainties with respect to the interpretation and implementation of the Draft Foreign Investment Law, which proposes significant changes to the PRC foreign investment legal regime and has a material impact on businesses in China controlled by FIEs primarily through contractual arrangements, such as our business."

        If, as a result of such contractual arrangement, we or Hanyi E-Commerce and its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain, maintain or renew any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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  being unable to exert control over affiliated entities;

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  revoking the business licenses and/or operating licenses of Hangzhou Yihan Technology Co., Ltd., or Yihan Technology or WFOE, and/or Hanyi E-Commerce and its subsidiaries;

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  discontinuing or restricting the conduct of any transactions between Yihan Technology and Hanyi E-Commerce and its subsidiaries, which includes receiving the economic benefits of our affiliated entities under such contractual arrangements;

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  limiting our business expansion in China by way of entering into contractual arrangements;

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  imposing fines and penalties, confiscating the income from Hanyi E-Commerce and its subsidiaries, or imposing other requirements with which we or Hanyi E-Commerce and its subsidiaries may not be able to comply with;

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  shutting down our servers or blocking our websites;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with Hanyi E-Commerce and its subsidiaries and deregistering the equity pledges of Hanyi E-Commerce;

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China;

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  restricting the use of financing sources by us or Hanyi E-Commerce and its subsidiaries or otherwise restricting our or their ability to conduct business;

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  imposing additional conditions or requirements with which we may not be able to comply with; or

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  taking other regulatory or enforcement actions against us that could be harmful to our business.

        The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of Hanyi E-Commerce and its subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from Hanyi E-Commerce and its subsidiaries, we may not be able to consolidate them in our financial statements in accordance with U.S. GAAP.

We face uncertainties with respect to the interpretation and implementation of the Draft Foreign Investment Law, which proposes significant changes to the PRC foreign investment legal regime and has a material impact on businesses in China controlled by FIEs primarily through contractual arrangements, such as our business.

        On January 19, 2015, MOFCOM published the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The Draft Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either foreign "restricted" or "prohibited." The Draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs operating in foreign restricted or prohibited industries may not be able to continue their operations through contractual arrangements.

        The specifics of the application of the Draft Foreign Investment Law to variable interest entity structures have yet to be proposed, but it is anticipated that the Draft Foreign Investment Law will regulate variable interest entities.

        MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are "Chinese" or "foreign-controlled." One of the core concepts of the Draft Foreign Investment Law is "de facto control," which emphasizes substance over form in determining whether an entity is "Chinese" or "foreign-controlled." This determination requires considering the nature of the investors that exercise control over the entity. "Chinese investors" are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. "Foreign investors" are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. In its current form, the Draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with Hanyi E-Commerce and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

        We have relied and expect to continue to rely on the contractual arrangements with Hanyi E-Commerce and its shareholders to operate our KOL sales and marketing business. For a description of these contractual arrangements, see "Our History and Corporate Structure—Our Corporate

Structure—Contractual Arrangements with Our VIE and Its Shareholders." The revenue contribution of Hanyi E-Commerce and its subsidiaries accounted for all of our total revenues for fiscal years 2017 and 2018. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over Hanyi E-Commerce and its subsidiaries. Any failure by Hanyi E-Commerce and its subsidiaries or the shareholders of Hanyi E-Commerce to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States.

        As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

        If the imposition of government actions causes us to lose our right to direct the activities of Hanyi E-Commerce and its subsidiaries or our right to receive substantially all the economic benefits from Hanyi E-Commerce and its subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Hanyi E-Commerce and its subsidiaries.

Hanyi E-Commerce and its shareholders may fail to perform their obligations under the contractual arrangements.

        Hanyi E-Commerce and its shareholders may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

The shareholders of Hanyi E-Commerce may have actual or potential conflict of interest with us and not act in the best interests of our company.

        The shareholders of Hanyi E-Commerce, namely, FENG Min and Hangzhou Xinghui, which is wholly owned by FENG Min, may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause Hanyi E-Commerce to breach, or refuse to renew, the existing contractual arrangements we have with them and Hanyi E-Commerce, which would have a material and adverse effect on our ability to effectively control and receive economic benefits from Hanyi E-Commerce and its subsidiaries. For example, the shareholders may be able to cause our agreements with Hanyi E-Commerce to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We rely on dividends, fees and other distributions paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could hinder our ability to conduct our business.

        We are a holding company and rely principally on dividends and fees paid by our subsidiaries for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. The income for our subsidiaries in turn depends on the service fees paid by our VIE. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiary may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries or our VIE in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities' ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements between Hanyi E-Commerce and us may be subject to scrutiny by the PRC tax authorities who may find that we or Hanyi E-Commerce and its subsidiaries owe additional taxes.

        Under PRC laws and regulations, transactions between related parties should be conducted on an arm's-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, Hanyi E-Commerce and its shareholders are not conducted on an arm's-length basis and adjust the income of Hanyi E-Commerce and its subsidiaries through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our subsidiary in China and affiliates. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our subsidiary in China and affiliates for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of Hanyi E-Commerce and its subsidiaries materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

Hanyi E-Commerce and its subsidiaries may become the subject of a bankruptcy or liquidation proceeding.

        We currently conduct our operations in China through contractual arrangements with Hanyi E-Commerce and its shareholders. As part of these arrangements, substantially all of our assets that are critical to the operation of our business are held by Hanyi E-Commerce and its subsidiaries. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of Hanyi E-Commerce and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliates. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Risks Relating to Doing Business in China

The economic, political and social conditions in China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.

        Our operations are in China and our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. China's economy has been transitioning from a planned economy to a more market-oriented economy. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of State ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatments to particular industries or companies. All of these factors could affect the economic conditions in China and, in turn, our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

        Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, which is treated as an FIE under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or the SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a FIE is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a FIE to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a FIE may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our VIE and its subsidiaries.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or VIE or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary or VIE and its subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our overseas investments or limit our PRC subsidiary's ability to distribute profits to us or otherwise expose us to liability and penalties under PRC law.

        PRC enterprises' overseas direct investment is under the supervision of the MOFCOM, NDRC and SAFE, and shall be subject to relevant governing rules such as the Administrative Measures for the Outbound Investment of Enterprises promulgated by the NFRC on December 26, 2017, Administrative Measures for Outbound Investment promulgated by the MOFCOM on September 6, 2014 and the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies promulgated by the SAFE on February 13, 2015. Where PRC enterprises make overseas direct investment, they shall file with or obtain the approval from the MOFCOM and NDRC, or their local counterparts, and register with the banks as well.

        In addition, in connection with our restructuring in October 2018, Hangzhou Ruhnn agreed to return to its institutional investors the amounts of their original Renminbi investments in Hangzhou Ruhnn while these investors agreed to pay U.S. dollar equivalent of such amounts to our company as subscription price for the ordinary shares we issued to them. These institutional investors are required to complete their ODI filings with respect to their investments in us and their failure to do so or any delay in the process may prevent them from paying the subscription price to us and prevent the timely completion of all payments. For additional information, see "Our History and Corporate Structure—Our History."

        The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        FENG Min, SUN Lei (Ray), SHEN Chao (Eric), ZHANG Yi, also known as ZHANG Dayi, have completed initial SAFE registration in connection with our financings and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37.

        However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

        If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a holding company incorporated in the Cayman Islands and operate our business through our operating entities in China and Hong Kong. We rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. Its statutory reserves are not distributable as loans, advances or cash dividends. We anticipate that in the foreseeable future our PRC subsidiary will need to continue to set aside 10% of its after-tax profits to its statutory reserves. In addition, if our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

        In addition, under the Enterprise Income Tax Law, or EIT Law, the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, and the Notice of the State Administration of Taxation Regarding Interpretation and Recognition of Beneficial Owners under Tax Treaties, or Notice 601, which became effective on October 27, 2009, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a rate of 10%, or at a rate of 5% if our Hong Kong subsidiary is considered as a "beneficial owner" that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

        The EIT Law provides that enterprises established outside of the PRC whose "de facto management bodies" are located in the PRC are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009 regarding the standards used to classify certain PRC-invested enterprises controlled by PRC enterprises or PRC group enterprises and established outside of the PRC as "resident enterprises" clarified that dividends and other income paid by such "resident enterprises" will be considered to be PRC-source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such "resident enterprises" to various reporting requirements with PRC tax authorities. Under the implementation regulations to the enterprise income tax, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise. In addition, the circular mentioned above sets out criteria for determining whether "de facto management bodies" are located in the PRC for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises established outside of the PRC that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of "de facto management bodies" of overseas incorporated enterprises that are controlled by foreign enterprises or individuals. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not consider our company to be a PRC resident enterprise. However, if PRC tax authorities disagree with our assessment and determine that we are a "resident enterprise", we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares or ADSs may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

        In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7. SAT Circular 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Circular 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Circular 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Effective December 2017, SAT Circular 37, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within the required time limits, it shall be deemed that such enterprise has paid the tax in time.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars, to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, any of which may have a material adverse effect on our financial condition and results of operations.

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China or to enforce against them in China any judgments obtained from non-PRC courts.

        Most of our directors and executive officers reside within China, and most of our assets and the assets of those persons are located within China. It may not be possible for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met.

        Therefore recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult or impossible.

The PRC government's control over foreign currency conversion may adversely affect our business and results of operations and our ability to remit dividends.

        Conversion and remittance of foreign currencies are subject to the PRC foreign exchange regulations. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the SAFE, but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch unless otherwise permitted by law. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Any insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to obtain approvals from the SAFE to convert RMB into any foreign exchange for any of the above purposes, our potential offshore capital expenditure plans and even our business may be materially and adversely affected.

        In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Inflation in China could negatively affect our profitability and growth.

        Economic growth in China has, during certain periods, been accompanied by periods of high inflation, and the Chinese government has implemented various policies from time to time to control inflation. For example, the PRC government introduced measures in certain sectors to avoid overheating of the Chinese economy, including increasing interest rates and capital reserve thresholds at Chinese commercial banks. The effects of the stimulus measures implemented by the PRC government since the global economic crisis that commenced in 2008 and the continued growth in the overall economy since then have resulted in sustained inflationary pressures. If these inflationary pressures continue and are not mitigated by PRC government measures, our cost of sales will likely increase and our profitability could be materially reduced, as there is no assurance that we would be able to pass any cost increases onto our customers.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        Starting in 2011, the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that, under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the [Nasdaq Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We intend to apply to list our ADSs on the [Nasdaq Global Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with operations located mainly in China that have listed their securities in the United States. A number of the PRC companies or companies with operations located mainly in China have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of those companies' securities after their offerings may affect the attitudes of investors toward companies with operations located mainly in China listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new products, services and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research reports about us or our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have ordinary shares outstanding represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale in the form of ADSs upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Because the initial public offering price is substantially higher than our pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering. Although we have disclosed our intentions with respect of the use and allocation of the net proceeds of this offering elsewhere in this prospectus, our management will have significant flexibility and discretion in applying these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

        A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

        It is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

        In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIE. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See "Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company."

[Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.]

        [We have adopted amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. We anticipate that FENG Min, SHEN Chao (Eric) and SUN Lei (Ray) will beneficially own 59.51% of the aggregate voting power of our company immediately following the completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. In addition, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company with limited liability registered under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies.

Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the [Nasdaq Global Market].

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see "Enforcement of Civil Liabilities."

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards and we have not elected to "opt out" of this provision. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the [Nasdaq Global Market] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

        We have applied to list our ADSs on the [Nasdaq Global Market]. The [Nasdaq Global Market] corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [Nasdaq Global Market] corporate governance listing standards.

        For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the [Nasdaq Global Market].

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

[The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.]

        [As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.]

[Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.]

        [Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See "Description of American Depositary Shares" for more information.]

[ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.]

        [The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

        If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.]

[The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.]

        [Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not vote at shareholders' meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.]

[You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.]

        [The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.]

[You may experience dilution of your holdings due to inability to participate in rights offerings.]

        [We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.]

[You may be subject to limitations on transfer of your ADSs.]

        [Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.]

The requirements of being a public company may strain our resources and divert management's attention.

        As a public company, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and the listing standards of the [Nasdaq Global Market] as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry Overview," "Business" and "Regulation" in this prospectus. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        In some cases, you can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our goals and growth strategies;

  •
  our future business development, financial condition and results of operations;

  •
  trends in the internet KOL facilitator industry in the PRC and globally;

  •
  competition in our industry;

  •
  fluctuations in general economic and business conditions in China and other regions where we operate;

  •
  the regulatory environment in which we and companies integral to our ecosystem operate;

  •
  our proposed use of proceeds from this offering; and

  •
  assumptions underlying or related to any of the foregoing.

        This prospectus also contains market data relating to the internet KOL facilitator industry in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. Statistical data in these publications and reports also include projections based on a number of assumptions. The internet KOL facilitator industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$            per ADS (the mid-point of the estimated range of initial public offering price shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per            ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the front cover page of this prospectus.

        We plan to use the net proceeds we will receive from this offering as follows:

  •
  approximately US$             million, or 40%, for identifying additional monetization channels and pursuing strategic investments in our industry;

  •
  approximately US$             million, or 30%, for identifying and cultivating KOLs;

  •
  approximately US$             million, or 20%, for investing in technology, AI solutions and big data analytics; and

  •
  the balance of the net proceeds for general corporate purposes.

        The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering.

        The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

        To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree."

 DIVIDEND POLICY

        Since our inception, we have not declared or paid any dividends on our shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends distributed by our subsidiaries in the PRC and other jurisdictions. Distributions from our subsidiaries to us may be subject to various local taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. See "Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2018 presented on:

  •
  an actual basis;

  •
  a pro forma basis as if the Equity Restructuring had been completed as of March 31, 2018. See "Our History and Corporate Structure" for a description of the Equity Restructuring and a diagram depicting our corporate structure after giving effect to the Equity Restructuring; and

  •
  a pro forma as adjusted basis to reflect the issuance and sale of            ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated range of initial public offering price shown on the front cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option.

        The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Shareholders' (deficit) equity:
Ordinary shares	—	—	6	1
Paid in-capital	6,887	1,095	6,887	1,095
Additional paid-in capital*	—	—	558,989	88,896
Accumulated deficit	(159,389)	(25,348)	(159,389)	(25,348)

Total shareholders deficit	(152,502)	(24,253)	406,493	64,644

Non-controlling interest	18,477	2,938	18,477	2,938
Total equity	(134,025)	(21,315)	424,970	67,582

*
The above capitalization table reflected the impact of unpaid subscription price in the amount of RMB559.0 million for our ordinary shares issued as the result of the Equity Restructuring. However, there are uncertainties relating to the payment of the subscription price by our shareholders, in particular with respect to the satisfaction of certain regulatory requirements. As such, there can be no assurance that the unpaid subscription price will be paid before the deadline contemplated in the restructuring agreements.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of                        , 2018 was approximately RMB             million (US$             million), or RMB             (US$            ) per ordinary share as of that date, and US$            per ADS. Net tangible book value represents the amount of our total assets, less the amount of our [intangible assets, goodwill] and total liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to issuance and sale by us of            ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$            per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after            , 2018, other than to give effect to (i) the consummation of Equity Restructuring as well as the collection of subscription receivable and (ii) the issuance and sale by us of            ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$            per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of            , 2018 would have been US$            million, or US$            per outstanding ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share and US$            per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per ordinary share	Per ADS
Actual net tangible book value per share as of September 30, 2018	US$	US$
Pro forma as adjusted net tangible book value per share after giving effect to the Equity Restructuring	US$	US$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	US$	US$
Assumed initial public offering price	US$	US$
Dilution in net tangible book value per share to new investors in the offering	US$	US$

        The amount of dilution in net tangible book value to new investors in this offering set forth above is determined after giving effect to this offering from the public offering price per ordinary share.

        A US$1.00 increase (decrease) in the assumed public offering price of US$            per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the

number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma basis as of                        , 2018, the differences between existing shareholders, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

Ordinary Shares Purchased
			Total Consideration		Average Price per Ordinary Share
Average Price per ADS
	Number	Percent	Amount	Percent
(in millions of US$, except number of shares and percentages)
Existing shareholders			US$		US$	US$
New investors			US$		US$	US$
Total		100%	US$	100%	US$	US$

        If the underwriters were to fully exercise the over-allotment option to purchase            additional shares of our ordinary shares from us, the percentage of shares of our ordinary shares held by existing shareholders would be        %, and the percentage of shares of our common stock held by new investors would be        %.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

 EXCHANGE RATE INFORMATION

        Most of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.2881 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 23, 2018, the noon buying rate for Renminbi was RMB6.9477 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018
May	6.4096	6.3701	6.4175	6.3325
June	6.6171	6.4651	6.6235	6.3850
July	6.8038	6.7164	6.8102	6.6123
August	6.8300	6.8453	6.9330	6.8018
September	6.8680	6.8551	6.8880	6.8270
October	6.9737	6.9191	6.9737	6.8680
November (through November 23, 2018)	6.9477	6.9329	6.8894	6.9553

  Source: Federal Reserve Statistical Release

(1)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Most of our operations are conducted in China, and most of our assets are located in China. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

        We have appointed [Cogency Global Inc.] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the U.S. or of any state in the U.S. or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

        Ogier, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Ogier has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. However, as the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature obtained from U.S. courts under the civil liability provisions of U.S. Securities laws, it is uncertain whether they would be enforceable in the Cayman Islands.

        In addition, Ogier has advised us that although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States, (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

        Jingtian & Gongcheng has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Jingtian & Gongcheng has advised us further that under PRC law, courts in the PRC will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

 OUR HISTORY AND CORPORATE STRUCTURE

Our History

        In March 2016, our predecessor, Hanyi E-Commerce, was established in the PRC by Hangzhou Ruhnn Holdings Co., Ltd., or Hangzhou Ruhnn, which was owned by our founders, FENG Min, SUN Lei (Ray) and SHEN Chao (Eric) and several institutional investors.

        In preparation for this offering, our founders and the institutional investors of Hanyi E-Commerce undertook a series of equity transactions as described below, or the Equity Restructuring, to re-domicile the holding entity of our business from the PRC to the Cayman Islands.

        In May 2018, our company was incorporated in the Cayman Islands as the proposed listing entity. In June 2018, WuHan Investment Limited, or WuHan Investment, was incorporated in the British Virgin Islands as a wholly owned subsidiary of our company. In August 2018, YiHnn (Hong Kong) Limited, or YiHnn HK, was incorporated in Hong Kong as a wholly owned subsidiary of WuHan Investment. In September 2018, Hangzhou Yihan Technology Co., Ltd., or Yihan Technology or the WFOE, was established in the PRC as a wholly owned subsidiary of YiHnn HK.

        On October 4, 2018, our company, our founders and the institutional investors of Hangzhou Ruhnn entered into a series of agreements whereby our company issued 319,406,660 ordinary shares to these founders and institutional shareholders at substantially identical ownership percentages as their existing indirect ownership in Hanyi E-Commerce. On the same date, we obtained 100% control over Hanyi E-Commerce through a series of contractual arrangements among the WFOE, Hanyi E-Commerce and its shareholders. These contractual agreements enabled the WFOE to have effective control over and receive the economic benefits of Hanyi E-Commerce. Accordingly, we are considered the primary beneficiary of Hanyi E-Commerce, and are able to consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see "—Contractual Arrangements with Our VIE and Its Shareholders."

        Under the restructuring agreements, Hangzhou Ruhnn agreed to return to its institutional investors the amounts of their original Renminbi investments in Hangzhou Ruhnn while these investors agreed to pay the U.S. dollar equivalent of such amounts to our company as subscription price for the ordinary shares we issued to them. Hanyi E-Commerce also had amounts due to Hangzhou Ruhnn that were approximately the same as the amounts Hangzhou Ruhnn agreed to return to the investors. It is contemplated that Hanyi E-Commerce will repay the amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will return the original Renminbi investments to the investors, and the investors will pay the subscription price to our company. As the investors may need to satisfy certain regulatory requirements before paying the subscription price, Hangzhou Ruhnn will return an investor's original Renminbi investment only after the investor informs Hangzhou Ruhnn of its readiness to pay the subscription price. The restructuring agreements allow Hangzhou Ruhnn to return such investments in installments and Hangzhou Ruhnn will not be required to pay the next installment until the subscription price equals to the previous installment paid by the relevant investor to our company. The restructuring agreements require Hangzhou Ruhnn to complete return of the original Renminbi investments and the investors to pay the subscription price to our company no later than three months after the completion of this offering. However, as there are uncertainties involved in these payment transactions, in particular with respect to the satisfaction of the regulatory requirements, there can be no assurance that these payments will be completed before the deadline contemplated in the restructuring agreements.

Our Corporate Structure

        The chart below summaries our corporate and shareholding structure and identifies the principal subsidiaries and affiliates described above and the places of incorporation as of the date of this prospectus:

(1)
Ruhnn1106 Investment Limited, wholly owned by FENG Min, one of our founders.

(2)
LEIYU Investment Limited, wholly owned by SUN Lei (Ray), one of our founders.

(3)
YangMing Investment Limited, wholly owned by SHEN Chao (Eric), one of our founders.

(4)
China Himalaya Investment Limited, wholly owned by ZHANG Yi, our Director and Chief Marketing Officer.

(5)
None of these pre-IPO investors beneficially owns more than 10% of our equity interest.

(6)
Representing ordinary shares held by Ruhnn Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust for our employee incentive scheme. FENG Min is the sole member of the advisory committee of Ruhnn Investment Trust.

(7)
On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 1% equity interest in Hanyi E-Commerce to FENG Min for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(8)
Wholly owned by FENG Min. On October 4, 2018, as part of the Equity Restructuring, Hangzhou Ruhnn, the former parent of Hanyi E-Commerce transferred 99% equity interest in Hanyi E-Commerce to this entity for the purpose of creating a new nominee shareholder to enter into the contractual arrangements.

(9)
Exclusive Business Corporation Agreement, Exclusive Call Option Agreement, Power of Attorney and Equity Interest Pledge Agreement.

(10)
Exclusive Call Option Agreement, Power of Attorney, Equity Interest Pledge Agreement and Spousal Consent Letter.

(11)
Exclusive Call Option Agreement, Power of Attorney and Equity Interest Pledge Agreement.

(12)
Wholly owned by ZHANG Yi, also known as ZHANG Dayi.

Contractual Arrangements with Our VIE and Its Shareholders

        As a Cayman Island company, our holding company is classified as a foreign enterprise under PRC laws and regulations, and our WFOE is an FIE. FIEs are subject to a number of restrictions under PRC laws and regulations. In particular, we currently hold a commercial performance license for introducing our KOLs to participate in TV shows and other performances, which is classified as talent agency services. Moreover, we plan to expand our e-commerce-related businesses in the future, some of which may be classified as value-added telecommunication services. As these businesses may be subject to strict business licensing requirements, including limitations on foreign ownership and in order to have greater flexibility in carrying out our business and implementing our business strategies in compliance with PRC laws and regulations, we operate our businesses in China mainly through our VIE and its subsidiaries. Our VIE and most of its subsidiaries are domestic PRC companies. We and our WFOE have entered into a series of contractual arrangements with our VIE and its direct and indirect shareholders, through which we are able to consolidate the financial results of our VIE and its subsidiaries. These contractual arrangements allow us to:

  •
  exercise effective control over our VIE through our power to direct the activities of our VIE that most significantly impact its economic performance;

  •
  receive economic benefits of our VIE that potentially could be significant to our VIE; and

  •
  have a call option to purchase all or part of the equity interests and/or assets in our VIE when and to the extent permitted by PRC law.

        As a result of these contractual arrangements, we are the primary beneficiary of our VIE and its subsidiaries and have their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, our VIE or its direct or indirect shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See "Risk Factors—Risks Relating to Our Corporate Structure".

        If the VIE or its direct or indirect shareholders fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over the VIE and its subsidiaries. See "Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with Hanyi E-Commerce and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership". If we are unable to maintain effective control over our VIE and its subsidiaries, we will not be able to continue consolidating their financial results into our financial results. Our VIE and its subsidiaries contributed substantially all of our total revenues. Further, we rely on dividends and other distributions paid to us by our offshore and PRC subsidiaries, which in turn depends on the service fees paid from our VIE and its subsidiaries. In practice, we evaluate on a case-by-case basis the performance and future plans of our VIE and its subsidiaries before determining the amount of fees we will collect from them. We do not have unfettered access to the revenues from our WFOE, our VIE or its subsidiaries due to the significant legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and restrictions on foreign investment, among others. See "Risk Factors—Risks Relating to Our Corporate Structure—We rely on dividends, fees and other distributions paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could hinder our ability to conduct our business".

        The following is a summary of the currently effective contractual agreements.

Agreements that Provide Us with Effective Control over Our VIE and Its Shareholders

        Equity Interest Pledge Agreement.    Pursuant to the Equity Interest Pledge Agreement, Hangzhou Xinghui Corporate Management Consulting Co., Ltd., or Hangzhou Xinghui, and FENG Min have pledged all of their equity interest in Hanyi E-Commerce to guarantee the performance of obligations by Hanyi E-Commerce, Hangzhou Xinghui and FENG Min under the relevant contractual arrangements, which include the Power of Attorney Agreement, Exclusive Business Cooperation Agreement and Exclusive Call Option Agreement. If Hangzhou Xinghui, Hanyi E-Commerce and FENG Min breach their contractual obligations under these agreements, our WFOE, as pledgee, will have the right to auction or sell all or part of the pledged equity interests of Hangzhou Xinghui and FENG Min, and receive proceeds from such auction or sale. Hangzhou Xinghui and FENG Min agree, among other things, that, during the term of the Equity Interest Pledge Agreement, Hangzhou Xinghui will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests or any portion thereof, without the prior written consent of our WFOE, except for the performance of the Exclusive Call Option Agreement. The Equity Interest Pledge Agreement will remain effective until the termination of the Exclusive Business Cooperation Agreement and all of the obligations thereunder have been fulfilled. We are in the process of registering the pledges of equity interest with the relevant offices of the administration for industry and commerce in accordance with the PRC Property Rights Law.

        Power of Attorney Agreement.    Pursuant to the Power of Attorney Agreement, Hangzhou Xinghui and FENG Min have irrevocably authorized our WFOE and certain person(s) designated by our WFOE to act on Hangzhou Xinghui and FENG Min's behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all shareholder rights, including but not limited to the right to call, attend and vote on shareholder's meetings and serve as directors and executive officers. The Power of Attorney Agreement is irrevocable and continuously effective from the execution date unless our WFOE provides a written termination notice to Hangzhou Xinghui and FENG Min or other conditions of termination under the Power of Attorney Agreement have been met.

Agreement that Allows Us to Receive Economic Benefits from Our VIE and Its Shareholders

        Exclusive Business Cooperation Agreement.    Under the Exclusive Business Cooperation Agreement, our WFOE has the exclusive right to provide Hanyi E-Commerce with comprehensive technical support, consulting services and other services. In exchange, our WFOE is entitled to receive an annual service fee from Hanyi E-Commerce at an amount that is equal to 100% of its net profit. The WFOE has the right to adjust the service fee payment frequency at its sole discretion. In addition, our WFOE owns the intellectual property rights arising out of the performance of the Exclusive Business Cooperation Agreement. Unless otherwise terminated in accordance with the provisions of the Exclusive Business Cooperation Agreement or in accordance with applicable PRC laws or terminated by our WFOE in writing 30 days in advance, the Exclusive Business Cooperation Agreement remains continuously effective.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Our VIE

        Exclusive Call Option Agreement.    Pursuant to the Exclusive Call Option Agreement, Hangzhou Xinghui and FENG Min have irrevocably granted our WFOE an exclusive option to purchase by itself or by its designate person(s), at our WFOE's sole discretion at any time, to the extent permitted under PRC law, all or part of Hangzhou Xinhui's and FENG Min's equity interests in Hanyi E-Commerce. The purchase price of the equity interests shall be a nominal price, unless otherwise required by the relevant government authority or PRC law, in which case, the price shall be the minimum price permitted by the government authority or PRC law. Hangzhou Xinghui, FENG Min and Hanyi E-Commerce have agreed that, without our WFOE's prior written consent, they will not, among other things, amend Hanyi E-Commerce's articles of association, change Hanyi E-Commerce's registered capital or scope of business, allow Hanyi E-Commerce to be separated or dissolved, sell or otherwise dispose of Hanyi E-Commerce's assets and beneficial interest that is worth RMB1,000,000 or more, or provide any loans or guarantees. In addition, Hangzhou Xinghui and FENG Min undertake, among other things, that it will not sell or otherwise dispose of its equity interests in Hanyi E-Commerce or create any pledge or encumbrance on their equity interests in Hanyi E-Commerce without our WFOE's prior written consent. The Exclusive Call Option Agreement will remain effective until all equity interests in and all assets of Hanyi E-Commerce have been transferred or assigned to our WFOE or its designated person(s).

        Spousal Consent Letter.    Pursuant to the Spousal Consent Letter executed by the spouse of FENG Min, our chairman of board of directors, the signing spouse confirmed and agreed that Mr. FENG's direct or indirect equity interests in Hanyi E-Commerce are his own property and that the spouse does not enjoy and right or interest in connection with such equity interests of Hanyi E-Commerce held by Mr. FENG's. The spouse also irrevocably agreed that she would not claim in the future any right or interest in connection with such equity interests in Hanyi E-Commerce held directly or indirectly by Mr. FENG's.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statements of operations data for fiscal years ended March 31, 2017 and 2018 and the selected consolidated balance sheet data as of March 31, 2017 and 2018 have been derived from the audited consolidated financial statements of Hanyi E-Commerce, included elsewhere in this prospectus.

        Our company was incorporated on May 11, 2018 and did not engage in any business or operations until completion of the Equity Restructuring on October 4, 2018. The Equity Restructuring enabled our company to obtain 100% control over Hanyi E-Commerce through a series of contractual arrangements and consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see "Our History and Corporate Structure—Our History." As a result, we will recognize the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis for the consolidated financial statements upon the completion of the Equity Restructuring. Because we did not have any operations other than Hanyi E-Commerce, which we had obtained control over as part of the Equity Restructuring in October 2018, the historical financial information included in this prospectus is the consolidated financial statements of Hanyi E-Commerce for the fiscal years 2017 and 2018.

        The consolidated financial statements of Hanyi E-Commerce are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and related notes of Hanyi E-Commerce and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this prospectus.

Selected Consolidated Statements of Operations Data

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, ordinary shares and Net loss per ordinary share)
Net revenues:
Product sales	572,445	99.1	912,512	145,117	96.3
Services	5,458	0.9	35,068	5,577	3.7

Total net revenues	577,903	100.0	947,580	150,694	100.0
Cost of revenues:
Cost of product sales	(362,609)	(62.7)	(625,263)	(99,436)	(66.0)
Cost of services	(2,619)	(0.5)	(18,122)	(2,882)	(1.9)

Total cost of revenue	(365,228)	(63.2)	(643,385)	(102,318)	(67.9)

Gross Profit	212,675	36.8	304,195	48,376	32.1
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(15,914)	(10.6)
Sales and marketing expenses	(97,814)	(16.9)	(146,207)	(23,251)	(15.4)
General and administrative expenses	(67,107)	(11.6)	(130,977)	(20,829)	(13.8)
Other operating (income) loss	(168)	—	710	113	0.1

Loss from operation	(21,826)	(3.7)	(72,350)	(11,505)	(7.6)
Interest income	42	—	88	14	—
Interest expense	(1,574)	(0.3)	—	—	—
Foreign exchange gain (loss)	56	—	(240)	(38)	—

Loss before income taxes	(23,302)	(4.0)	(72,502)	(11,529)	(7.6)
Income tax expenses	(15,243)	(2.6)	(15,843)	(2,520)	(1.7)
Loss from equity method investees	(1,593)	(0.3)	(1,607)	(256)	(0.2)

Net loss	(40,138)	(6.9)	(89,952)	(14,305)	(9.5)

Less: Net income attributable to non-controlling interest	15,246	2.6	14,051	2,235	1.5
Net income attributable to Hangzhou Hanyi E-Commerce Co. Ltd	(55,384)	(9.5)	(104,003)	(16,540)	(11.0)
Other comprehensive loss
Foreign currency translation adjustments	—	—	—	—	—

Comprehensive loss	(40,138)	(6.9)	(89,952)	(14,305)	(9.5)

Selected Consolidated Balance Sheet Data

	Fiscal Year Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Cash and cash equivalents	21,369	9,713	1,545
Restricted cash	—	21,208	3,373
Inventories	234,579	320,383	50,951
Advances to suppliers	40,977	24,695	3,927
Prepaid expenses and other current assets	31,238	30,295	4,818
Total current assets	333,031	412,829	65,652
Total assets	342,292	424,644	67,531
Accounts payable	68,697	72,890	11,592
Accounts due to related parties	285,570	374,558	59,566
Total liabilities	385,509	558,669	88,845
Total shareholders' deficit	(43,217)	(134,025)	(21,314)
Total liabilities and shareholders' deficit	342,292	424,644	67,531

Selected Consolidated Statements of Cash Flow Data

	Fiscal Year Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow:
Net cash used in operating activities	(240,532)	(27,575)	(4,385)
Net cash used in investing activities	(10,133)	(1,949)	(310)
Net cash provided by financing activities	272,034	39,077	6,214
Net increase in cash, cash equivalents and restricted cash	21,369	9,553	1,519
Cash, cash equivalents and restricted cash at beginning of fiscal year	—	21,369	3,398
Cash, cash equivalents and restricted cash at end of fiscal year	21,369	30,922	4,917

Pro forma Information

        The following table sets forth our pro forma net loss per share as of March 31, 2017 and 2018 as if the consummation of Equity Restructuring had been effected through the periods presented. See "Our History and Corporate Structure" for a description of the Equity Restructuring and a diagram depicting our corporate structure after giving effect to the Equity Restructuring.

        The below information is illustrative only. You should read this table in conjunction with "Our History and Corporate Structure" and "Management's Discussion and Analysis of Financial Condition

and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	For the years ended March 31,
	2017	2018
Numerator:
Net loss—basic and diluted	55,383,671	104,005,422
Shares (Denominator):
Pro forma weighted average number of ordinary shares outstanding—basic and diluted(1)	319,406,760	319,406,760
Pro forma net loss per share—basic and diluted	0.17	0.33

(1)
The pro forma weighted average number of ordinary shares outstanding reflects the current number of shares issued by our new holding company, Ruhnn Holding Limited after the completion of the Equity Restructuring.

Selected Operating Data

        The following tables present our key operating data as of the dates and for the periods indicated:

	As of and for fiscal year ended March 31,						As of and for the six months ended September 30,
	2017			2018			2018
	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)
Top-tier KOLs(1)	2	12.0	750.6	3	21.0	1,333.7	3	28.9	582.3
Established KOLs(2)	3	4.4	139.3	7	17.5	321.4	7	24.6	221.8
Emerging KOLs(3)	57	35.7	346.4	73	64.9	390.1	92	73.8	398.7

Total	62	52.1	1,236.3	83	103.4	2,045.2	102	127.3	1,202.8

(1)
Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(2)
Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(3)
Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

(4)
The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

	As of and for the fiscal year ended March 31,		As of and for the six months ended September 30,
	2017	2018	2018
Full-Service Model
Number of our KOLs serving such business model(1)	37	33	25
Number of our online stores	57	86	91
Number of orders placed through our online stores	5.1 million	7.5 million	3.3 million
GMV of our online stores	RMB1,236.3 million	RMB1,944.4 million	RMB975.3 million
Platform Model
Number of our KOLs serving such business model(1)	18	57	89
Number of brands using our services	18	166	350
Number of third-party online stores(2)	nil	6	24
GMV of third-party online stores(3)	nil	RMB100.8 million	RMB227.6 million

(1)
Certain KOLs under our full-service model overlap with those under our platform model. On the other hand, our KOLs that were undergoing training and had not started generating GMV under either of our business models as of the relevant date were not included in these numbers.

(2)
Includes third-party online stores to which we provide KOL sales services and KOL advertising services.

(3)
Includes GMV from third-party online stores to which we only provide KOL sales services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial position and results of operations in conjunction with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the largest internet KOL facilitator in China as measured by revenue in 2017 according to the Frost & Sullivan report. We are also China's largest internet KOL facilitator in e-commerce as measured by GMV in 2017 and number of signed KOLs, fans and online stores as of September 30, 2018, according to the same source. As of September 30, 2018, we had 127.4 signed KOLs with an aggregate of 1.2 million fans across major social media platforms in China. Through our KOLs, we facilitated the sale of an aggregate GMV of RMB1.2 billion, RMB2.0 billion and RMB1.2 million on various e-commerce platforms in fiscal years 2017 and 2018 and the first half of fiscal year 2019, respectively.

        KOLs, also known as influencers, are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming, and internet KOLs are KOLs who have gained their popularity through the internet. Our founders were among the earliest entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of internet KOLs in China according to Frost & Sullivan report and started to cooperate with KOLs in e-commerce in 2014. We pioneered the commercialization of KOL ecosystem through a full-service model whereby we integrate key steps of the e-commerce value chain, from product design and sourcing, online store operation to logistics and after sales services. As we established our "Ruhnn" brand and attracted more talented KOLs, we launched our platform model in 2017 to provide KOL sales and advertising services to brands and other merchants. This new model allows us to operate in a more asset-light manner and collaborate with a greater number and variety of KOLs.

        Revenues from our product sales through full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million (US$145.1 million) for fiscal year 2018. Revenues from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million (US$5.6 million) for fiscal year 2018. We continue to invest heavily in growth and incurred a net loss of RMB40.1 million for fiscal year 2017 and RMB90.0 million (US$14.3 million) for fiscal year 2018.

Basis of Presentation

        Our company was incorporated on May 11, 2018 and did not engage in any business or operations until completion of the Equity Restructuring on October 4, 2018. The Equity Restructuring enabled our company to obtain 100% control over Hanyi E-Commerce through a series of contractual arrangements and consolidate Hanyi E-Commerce and its operating subsidiaries in our financial statements. For more details, please see "Our History and Corporate Structure—Our History." As a result, we will recognize the net assets of Hanyi E-Commerce on a historical cost basis with no change in basis for the consolidated financial statements upon the completion of the Equity Restructuring. Because we did not have any operations prior to October 4, 2018 other than through Hanyi E-Commerce which we had obtained control over as part of the Equity Restructuring, the historical financial information included in this prospectus is the consolidated financial statements of Hanyi E-Commerce for the fiscal years

2017 and 2018. Unless otherwise specified, all references to our financial information in this prospectus as of and for any period ended on or before October 4, 2018 are to the consolidated financial information of Hanyi E-Commerce.

Key Factors Affecting Our Results of Operations

Macroeconomic factors and regulatory environment and our ability to maintain our leading position in the industry

        The growth of our business depends on the development and popularity of internet KOL economy, which in turn depends on the growth of online retail market, continued increase in consumer spending, and increasing popularity and influence of internet KOLs. Our results of operations are also affected by changes in regulatory environment. For example, the new E-Commerce Law of the PRC will come into effect on January 1, 2019 and impose various new regulatory requirements on e-commerce business operators. While these regulatory requirements may increase industry-wide compliance costs, we believe we, as an industry leader with substantial operating experience, are better positioned to attract internet KOLs in China who are trying to monetize their success on social media platforms through e-commerce channels as we can help ensure their compliance with the new regulatory requirements. As a result, we believe the regulatory change would create significant opportunities for us to further expand our business and increase market share.

        Moreover, the success of our business depends on our ability to maintain our market position as the largest internet KOL facilitator in China. Our leading market position and first-mover advantage has enabled us to establish strong brand recognition among KOLs in China and various players in the new retail industry. We believe our brand "Ruhnn" will continue to attract more KOLs and businesses to join our ecosystem in an efficient and sustainable manner. Our ability to maintain a market leading position and increase the reputation and attractiveness of our brand to KOLs, brands and other merchants will continue to be critical to our future business and financial performance.

Our ability to attract and retain popular KOLs and grow fan and customer base

        We rely on KOLs to sell and promote products and services on our KOL sales and marketing platform. As such, our revenues and results of operations are directly affected by our ability to attract, and retain talents and grow a popular and diversified KOL pool. We aim to develop a balanced KOL talent pool to accommodate various fashion styles, personalities and fan bases, and cater to changing consumer demands. As we mainly sell and promote products and services to our KOLs' fans, our business and financial performance are affected by our ability to help our KOLs grow their fan base, improve their fans' engagement and convert more fans into paying customers and repeated buyers so that we can sell, or promote on behalf of brands and other merchants, more products and services to our KOLs' fans.

Our ability to effectively monetize the KOL ecosystem through different business models

        We monetize the KOL ecosystem through our full-service model and platform model, by selling products to fans and providing KOL sales and advertising services to brands, online retailers and other merchants. Our financial performance, results of operations and financial condition are affected by the contributions of our different business models and monetization channels to our overall business. Our full-service model captures the value of the entire value chain, while our platform model is asset-light and flexible. Revenues from our product sales under our full-service model accounted for 99.1% and 96.3% of our total net revenues for fiscal years 2017 and 2018, respectively, while our service revenues under the platform model accounted for 0.9% and 3.7% of our total net revenues for fiscal years 2017 and 2018, respectively. Gross margin of our full-service model was 36.7% and 31.5% for fiscal years 2017 and 2018, respectively, while gross margin of our platform model reached 52.0% and 48.3% for the same periods. As we continue to strengthen our business relationships with brands, online retailers and other merchants as well as explore additional monetization opportunities by leveraging our established "Ruhnn" brand, we expect our service revenues under our platform model to increase in absolute amount and as a percentage of our total revenues in the near future. We also expect to continuously adjust our business models and monetization channels to respond to market conditions and expect our financial performance and condition to be affected by such adjustments.

Our ability to manage our costs and expenses

        Our results of operations depend on our ability to manage our costs and expenses while continuing to grow our business. This includes our ability to, among others, (i) leverage our long-term relationships with suppliers as well as the scale of our business to negotiate preferential terms with suppliers and thereby reduce unit production costs, (ii) continually optimize economic arrangements with our KOLs to provide both strong incentives to our KOLs on one hand, and grow our revenue faster than the increase in fees payable to our KOLs on the other, (iii) improve our supply chain management capabilities, more accurately predict market trends and demand, and accelerate our inventory turnover; and (iv) increase the scale of our business to achieve economies of scale, and (v) diversify our business models and monetization channels to realize potential synergies. We expect the changing revenue contributions of our different businesses will also affect our overall cost structure. For example, as we continue to expand our business under our platform model, we expect our cost of revenue as a percentage of our total revenue may decrease in the future.

Investments in data-driven technology and AI solutions

        Our results of operations are affected by our investments in data-driven technology and AI solutions. We have utilized the latest technology to improve our business and maintain competitiveness and made significant investments in data-driven technology and AI solutions. As we operate a unique full-service model and provide end-to-end solutions, we have access to various kinds of data throughout the entire value chain in the KOL ecosystem. We collect and analyze a significant amount of data daily, which enable us to provide better products and services to our fans, consumers, brands and other merchants, and to understand and meet their changing needs. In addition to our own efforts, we have invested in companies that develop AI solutions relevant to our business and operations, such as DeepFashion and Smart Fabric Detection. Our investments in technology have increased, and are expected to continue to increase, which will affect our ability to rapidly grow our business, respond to changing market demands and control our costs and expenses, and in turn will significantly affect our results of operations.

Key Components of Results of Operations

Total Net Revenues

        Our net revenues primarily include (i) product sales revenues from sales of various fashion and lifestyle products to consumers through our KOL online stores under our full-service model and (ii) service revenues from provision of various KOL sales and advertising services to brands, online retailers and other merchants under our platform model. The following table sets forth the breakdown of our total net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales under full-service model	572,445	99.1	912,512	145,117	96.3
Services under platform model	5,458	0.9	35,068	5,577	3.7

Total net revenues	577,903	100.0	947,580	150,694	100.0

        We rely on KOLs to promote and sell products to fans and consumers as well as provide services to brands and other merchants on our KOL sales and marketing platform. The following table sets forth our key performance indicators under each business model as of the dates or during the period indicated:

	As of and for the fiscal year ended March 31,		As of and for the six months ended September 30,
	2017	2018	2018
Full-Service Model
Number of our KOLs serving such business model(1)	37	33	25
Number of our online stores	57	86	91
Number of orders placed through our online stores	5.1 million	7.5 million	3.3 million
GMV of our online stores	RMB1,236.3 million	RMB1,944.4 million	RMB975.3 million
Platform Model
Number of our KOLs serving such business model(1)	18	57	89
Number of brands using our services	18	166	350
Number of third-party online stores(2)	nil	6	24
GMV of third-party online stores(3)	nil	RMB100.8 million	RMB227.6 million

(1)
Certain KOLs under our full-service model overlap with those under our platform model. On the other hand, our KOLs that were undergoing training and had not started generating GMV under either of our business models as of the relevant date were not included in these numbers.

(2)
Includes third-party online stores to which we provide KOL sales services and KOL advertising services.

(3)
Includes GMV from third-party online stores to which we only provide KOL sales services.

        We expect that both of our product sales revenue and service revenue will continue to increase in absolute amounts as we continue to expand our overall business operations, while our service revenues as a percentage of our total net revenues will increase as we continue to accelerate the expansion of our platform model.

Cost of Revenues

        The table below sets forth a breakdown of our cost of revenues by business model for the periods indicated, both in absolute amount and as a percentage of our total net revenues:

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost of product sales under full-service model	(362,609)	(62.8)	(625,263)	(99,436)	(66.0)
Cost of services under platform model	(2,619)	(0.4)	(18,122)	(2,882)	(1.9)

Total	(365,228)	(63.2)	(643,385)	(102,318)	(67.9)

        Cost of product sales under our full-service model mainly consist of (i) purchase prices of products, including manufacturing fees and purchase price of fabrics and other materials, (ii) KOL service fees, and (iii) inventory write-downs.

        Our cost of product sales primarily include:

  •
  Purchase prices of products amounted to RMB282.4 million and RMB479.7 million (US$76.3 million) for the fiscal years 2017 and 2018, respectively;

  •
  Inventory write-downs amounted to RMB25.5 million and RMB42.1 million (US$6.7 million) for the fiscal years 2017 and 2018, respectively; and

  •
  KOL service fees amounted to RMB57.3 million and RMB121.7 million (US$19.4 million) for the fiscal years 2017 and 2018, respectively.

        Cost of revenues under our full-service model does not include other direct costs related to product sales such as shipping costs, payroll and benefits of logistic staff or logistic centers, and rental expenses. Therefore, our cost of revenues may not be comparable to other companies which include such costs and expenses in their cost of revenues.

        Cost of services under our platform model mainly consists of KOL service fees for providing sales and advertising services to third-party customers.

        Our cost of revenues as a percentage of total net revenues increased from 63.2% for fiscal year 2017 to 67.9% for fiscal year 2018 primarily because (i) increased inventory write-downs, and (ii) in fiscal year 2017, our top KOL was primarily entitled to dividend distribution under the joint venture agreement entered into in 2016. In fiscal year 2018, we made a one-off adjustment to our commercial arrangement and paid more service fees to the KOL, which contributed to a RMB36.6 million increase in our total fees paid to KOLs and a decrease in dividend distribution to the KOL. We expect that our cost of revenues will increase in absolute amount as we continue to expand our overall operations.

Operating Expenses

        Our operating expenses consist of fulfillment expenses, sales and marketing expenses, general and administrative expenses and other operating income/loss. The following table sets forth a breakdown of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods indicated:

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(15,914)	(10.6)
Sales and marketing expenses	(97,814)	(16.9)	(146,207)	(23,251)	(15.4)
General and administrative expenses	(67,106)	(11.6)	(130,977)	(20,829)	(13.8)
Other operating income (loss)	(168)	(0.0)	710	113	0.1

Total operating expenses	(234,500)	(40.5)	(376,545)	(59,881)	(39.7)

  Fulfillment expenses

        Fulfillment expenses consist primarily of (i) warehousing related expenses such as costs attributable to receiving, inspecting and warehousing inventories; and picking, packaging and preparing customer orders for shipment, (ii) shipping costs and (iii) compensation to our operation team in charge of our online stores, all of which relate to our product sales revenue. Our fulfillment expenses as a percentage of total net revenues decreased from 12.0% for fiscal year 2017 to 10.6% for fiscal year 2018 primarily due to increased economies of scale and operating efficiency of our warehousing and logistics operations.

  Sales and Marketing Expenses

        Sales and marketing expenses consist primarily of expenses incurred for our advertising, marketing and brand promotion activities on various e-commerce platforms and social media. Our sales and marketing expenses as a percentage of total net revenues decreased from 16.9% for fiscal year 2017 to 15.4% for fiscal year 2018, primarily because our growth of total net revenues outweighed the increase in our sales and marketing expenses.

  General and Administrative Expenses

        General and administrative expenses consist primarily of compensation for employee involved in general corporate functions as well as expenses related to our IT department, which undertakes many of our research and development activities. Our general and administrative expenses as a percentage of total net revenues increased from 11.6% for fiscal year 2017 to 13.8% for fiscal year 2018 primarily due to a provision of RMB26.3 million for advance payments we made to one of our suppliers as we believe the recoverability of this advance payment is remote. In particular, our IT department related expenses consist primarily of compensation for employees involved in research and development activities, including Taobao data analytics, warehouse and ERP system development. Our IT department related expenses as a percentage of total net revenues increased from 0.1% for fiscal year 2017 to 1.2% for fiscal year 2018.

  Other Operating (Income)/Loss

        Other operating (income)/loss consists primarily of the income or losses from disposing our excess and obsolete raw materials.

Taxation

Cayman Islands

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

        Our subsidiary in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For fiscal years 2017 and 2018, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

PRC

        Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax Law of the PRC, or the EIT Law, which was effective since January 1, 2008.

        Dividends, interests, rent or royalties payable by our PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets), shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax. We do not plan to declare and pay dividends in the foreseeable future.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Relating to Doing Business in China—We may be classified as a "resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders".

Critical Accounting Policies

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

        We recognize revenue primarily from online sales of consumer products to followers of KOLs across various e-commerce platforms. Consistent with the criteria of ASC 605, Revenue Recognition, we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. The revenue is net of related business tax and surcharges.

        We generate revenues from two revenue streams (i) product sales from sales of various fashion and lifestyle products to consumers through our KOL online stores under the full-service model and (ii) service revenues from provision of various KOL sales and advertising services to brands, online retailers and other merchants under the platform model.

  Product Sales through Full-Service Model

        We select and purchase goods from our suppliers and sell goods directly to customers through our online stores on various e-commerce platforms. Revenue from product sales is recognized either on a gross or net basis depending on whether we are (i) the primary obligor and are responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) bear the physical and general inventory risk once the products are delivered to our warehouse by our suppliers; (iii) have discretion in establishing price; and (iv) have credit risk. Predominantly all product sales revenue is recognized on a gross basis. Revenue from product sales is recorded on the consolidated statements of operations as product sales.

        A majority of our customers make online payments through third-party payment platforms when they place orders on websites of our online stores. Product sales, net of return allowances, value added tax and related surcharges, are recognized when the funds are released from the third-party payment platforms to us which is the earlier of when (1) customers manually confirm their receipt of the products on the e-commerce platform or (2) ten days after delivery. Our sales are subject to potential returns, primarily given that we offer our online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data and industry practice we have maintained and our analysis of returns by categories of products, and are subject to adjustments to the extent that actual returns differ or are expected to differ. Historically, our returns have not been material since (1) customers would not manually confirm their receipt if the products do not meet their expectations, and (2) most sales are recognized in ten days after delivery which exceeds the unconditional right of return period of seven days.

        Shipping and handling fees, if we charge them, are included in net revenues. We typically do not charge shipping and handling fees for orders exceeding a certain sale amount. Shipping and handling revenue has not been material for the periods presented.

  Services through Platform Model

        We serve as a platform in providing KOLs to brands, online retailers and other merchants for promotion of their products or services either on the KOLs' social media platforms or offline channels. Such services primarily include (i) advertising services through the KOLs' social media spaces that direct followers to the online stores owned and operated by third party online retailers; and (ii) sales services of KOLs to promote the merchant's products or services through the merchant's various commerce channels across a period of time. Fees from advertising services are fixed and pre-determined and fees from sales services are based on net revenue generated from third-party online stores. We recognize advertising services upon the completion of the performance of services or over the period during which the services are being performed. We recognize sales services over the period during which the services are being provided.

Inventories

        Inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment. Inventory write down as a percentage of gross inventory was 9.8% and 17.4% for fiscal years 2017 and 2018 respectively. We assess the inventory write-down based on different product categories and apply certain percentages based on the aging of slow-moving merchandise. We have general inventory write-down of different percentages applied to our goods within the different aging categories. In addition to general write-downs, under certain circumstances, specific write-downs will also be applied to goods if assessed to be needed based on the factors mentioned above.

Income Taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

        Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the consolidated financial statements, net operating loss carry-forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

        The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In the course of auditing our consolidated financial statements as of and for the fiscal years ended March 31, 2017 and 2018, we and our independent registered public accounting firm identified two "material weaknesses" in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified related to (i) lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP, and (ii) lack of formal risk assessment process over financial reporting and internal control framework.

        We are in the process of implementing a number of measures to address these material weaknesses identified, including:

  •
  hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and developing an ongoing program to provide sufficient and additional appropriate training to our accounting staff;

  •
  formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements; and

  •
  establishing a group-wide risk assessment process which identifies risks arising from both internal and external events and developing an overall internal control framework and maintain related documents for group level as well as each major business line.

        However, we cannot assure you that we will be able to remediate our material weaknesses in a timely manner. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud".

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting, and we plan to take advantage of this exemption.

Results of Operations

        The following tables set forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our total net revenues.

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales	572,445	99.1	912,512	145,117	96.3
Services	5,458	0.9	35,068	5,577	3.7

Total net revenues	577,903	100.0	947,580	150,694	100.0

Cost of revenues:
Cost of product sales	(362,609)	(62.7)	(625,263)	(99,436)	(66.0)
Cost of services	(2,619)	(0.5)	(18,122)	(2,882)	(1.9)

Total cost of revenue	(365,228)	(63.2)	(643,385)	(102,318)	(67.9)

Gross Profit	212,675	36.8	304,195	48,376	32.1
Operating expenses:
Fulfillment expenses	(69,412)	(12.0)	(100,071)	(15,914)	(10.6)
Sales and marketing expenses	(97,814)	(16.9)	(146,207)	(23,251)	(15.4)
General and administrative expenses	(67,107)	(11.6)	(130,977)	(20,829)	(13.8)
Other operating (income) loss	(168)	—	710	113	0.1

Loss from operation	(21,826)	(3.7)	(72,350)	(11,505)	(7.6)
Interest income	42	—	88	14	—
Interest expense	(1,574)	(0.3)	—	—	—
Foreign exchange gain (loss)	56	—	(240)	(38)	—

Loss before income taxes	(23,302)	(4.0)	(72,502)	(11,529)	(7.6)
Income tax expenses	(15,243)	(2.6)	(15,843)	(2,520)	(1.7)
Loss from equity method investees	(1,593)	(0.3)	(1,607)	(256)	(0.2)

Net loss	(40,138)	(6.9)	(89,952)	(14,305)	(9.5)

Fiscal Year 2018 Compared to Fiscal Year 2017

        Net revenues.    Our total net revenues increased by 64.0% from RMB577.9 million for fiscal year 2017 to RMB947.6 million (US$150.7 million) for fiscal year 2018.

  •
  Product sales.  Our product sales revenue increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million (US$145.1 million) for fiscal year 2018 primarily due to a strong growth of internet KOL economy and internet KOL e-commerce in China as well as an increasing number of our KOLs from 62 as of March 31, 2017 to 83 as of March 31, 2018, both of which had driven the increase in our orders fulfilled and GMV of our product sales under full-service model. In particular, the increase in our product sales revenue was attributable to the following factors in descending order of contribution:

  (i)
  an increase in the number of orders we fulfilled from 5.1 million in fiscal year 2017 to 7.5 million in fiscal year 2018, primarily as a result of an increase of 1.4 million orders fulfilled attributable to our top-tier KOLs and an increase of 0.8 million orders fulfilled attributable to our established KOLs;

    (ii)
    an increase in GMV sold in our online stores from RMB33.4 million per KOL in fiscal year 2017 to RMB58.9 million per KOL in fiscal year 2018, primarily as a result of an increase in GMV of RMB583.1 million attributable to our top-tier KOLs and an increase in GMV of RMB182.1 million attributable to our established KOLs; and

    (iii)
    an increase in the number of online stores from 57 as of March 31, 2017 to 86 as of March 31, 2018, which resulted in an increase of 0.1 million orders fulfilled attributable to our top-tier KOLs and an increase of 0.3 million orders fulfilled attributable to our emerging KOLs.

    While we anticipate that our top-tier KOLs will continue to contribute a majority of our total GMV and revenue in the near future, we expect that their contribution as a percentage of our total GMV and revenue will likely decrease as we strive to explore and expand monetization channels for established KOLs and emerging KOLs. For the associated risks, please see "Risk Factors—Risks Relating to Our Business and Industry—A substantial portion of our GMV and revenue is generated from online stores opened in the names of a limited number of KOLs. We may experience a decrease in purchases on our online stores."

  •
  Services.  Our service revenues increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million (US$5.6 million) for fiscal year 2018 primarily due to (i) an increase in the number of KOLs under our platform model from 18 as of March 31, 2017 to 57 as of March 31, 2018, (ii) an increase in the number of brands we cooperated with from 18 as of March 31, 2017 to 166 as of March 31, 2018.

        Cost of Revenues.    Our cost of revenues increased by 76.2% from RMB365.2 million for fiscal year 2017 to RMB643.4 million (US$102.3 million) for fiscal year 2018, primarily due to (i) an increase in cost of product sales through our full-service model from RMB362.6 million for fiscal year 2017 to RMB625.3 million for fiscal year 2018, as a result of an increase in our volume of product sales, and (ii) an increase in cost of services through our platform model from RMB2.6 million for fiscal year 2017 to RMB18.1 million for fiscal year 2018, as a result of a rapid growth of our KOL advertising business. Such increases were in line with the expansion of our business.

        Gross Profit.    Our gross profit increased by 43.0% from RMB212.7 million for fiscal year 2017 to RMB304.2 million (US$48.4 million) for fiscal year 2018 as we continued to grow our operating scale. However, our gross margin decreased from 36.8% for fiscal year 2017 to 32.1% for fiscal year 2018, primarily because (i) we increased inventory write-downs, and (ii) in fiscal year 2017, our top KOL was primarily entitled to dividend distribution under the joint venture agreement entered into in 2016. In fiscal year 2018, we made a one-off adjustment to our commercial arrangement and paid more service fees to the KOL, which contributed to a RMB36.6 million increase in our total fees paid to KOLs and a decrease in dividend distribution to the KOL.

        Operating expenses.    Our total operating expenses increased by 60.6% from RMB234.5 million for fiscal year 2017 to RMB376.5 million (US$59.9 million) for fiscal year 2018, primarily due to the following changes:

  •
  Fulfillment expenses.  Our fulfillment expenses increased by 44.2% from RMB69.4 million for fiscal year 2017 to RMB100.1 million (US$15.9 million) for fiscal year 2018, primarily due to a significant increase in our product sales volume in fiscal year 2018. However, fulfillment expenses as a percentage of our total net revenues decreased from 12.0% for fiscal year 2017 to 10.6% for fiscal year 2018, primarily due to increased economics of scale and operating efficiency of our warehousing and logistics operations.

  •
  Sales and marketing expenses.  Our sales and marketing expenses increased by 49.5% from RMB97.8 million for fiscal year 2017 to RMB146.2 million (US$23.3 million) for fiscal year

    2018, because we opened a number of new online stores in fiscal year 2018 and we paid more service fees to e-commerce platforms and social media for promoting our new online stores.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 95.2% from RMB67.1 million for fiscal year 2017 to RMB131.0 million (US$20.9 million) for fiscal year 2018, primarily due to an increase in salaries and other welfare payments paid to our officers and employees as a result of the increased number of our officers and employees. Such increase was in line with the expansion of our business operations.

  •
  Other operating (income) loss.  We recorded other operating loss of RMB0.2 million for fiscal year 2017, as we suffered losses from disposing some obsolete raw materials. We recorded operating income of RMB0.7 million (US$0.1 million) for fiscal year 2018, because we made profits from selling excess raw materials.

        Interest income.    Our interest income increased by 109.8% from RMB0.04 million for fiscal year 2017 to RMB0.09 million (US$0.01 million) for fiscal year 2018, primarily due to a larger amount of interest earned on our bank deposits in fiscal year 2018.

        Interest expense.    Our interest expense decreased by 100.0% from RMB1.6 million for fiscal year 2017 to nil for fiscal year 2018, primarily due to the interest incurred on loans we borrowed in 2017.

        Foreign exchange gain (loss).    We imported certain cosmetic products from Hong Kong and entered into a few transactions and settlements in foreign currencies. As such, we recorded foreign exchange gain of RMB0.06 million for fiscal year 2017 and foreign exchange loss of RMB0.2 million (US$0.04 million) for fiscal year 2018.

        Income tax expense.    Our income tax expense increased by 3.9% from RMB15.2 million for fiscal year 2017 to RMB15.8 million (US$2.5 million) for fiscal year 2018, primarily due to an increase in our taxable income.

        Loss from equity method investments.    We recorded loss from equity method investments of approximately RMB1.6 million for each of fiscal year 2017 and 2018 primarily due to losses incurred by Damei Fashion (Shanghai) Culture Media Co., Ltd, or Damei Fashion, in which we own a 41% equity interest.

        Net loss.    As a result of the foregoing, our net loss increased by 124.1% from RMB40.1 million for fiscal year 2017 to RMB90.0 million (US$14.3 million) for fiscal year 2018.

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash generated from our operating activities and proceeds from our various financing activities including contributions by our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of March 31, 2018, we had cash and cash equivalents of RMB9.7 million (US$1.5 million) and restricted cash of RMB21.2 million (US$3.4 million). Our cash and cash equivalents consist of cash on hand and demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our restricted cash represents amounts held by banks, which are not available for our general use, as security for bank acceptance bills. Upon the repayment of bank acceptance bills which generally occur within one year, the deposits will be released by the bank and will become available for our general use.

        As of March 31, 2018, we had advances payable to Hangzhou Ruhnn of RMB354.9 million, which are expected to be repaid to Hangzhou Ruhnn, then paid by Hangzhou Ruhnn to its institutional investors as return of their original Renminbi investments, and then paid by these investors to our company as subscription price for our shares already issued to them, each as part of the Equity

Restructuring, and therefore are not expected to result in a net use of cash to us. The restructuring agreements allow Hangzhou Ruhnn to return such investments in installments, Hangzhou Ruhnn will not be required to pay the next installment until the subscription price that equals the previous installment has been paid by the relevant investor to us. Due to the arrangement, we only need to fund the first installment of the repayment amounting to RMB50.0 million and the source of the first installment is expected to be the cash on hand, bank facilities and financing support from one of the investors of Hangzhou Ruhnn. The funding of each of the remaining installments will be the subscription price paid by the institutional investors to us as a result of our previous installment payment.

        In fiscal year 2018, our subsidiary, Hangzhou Dayi E-Commerce Co., Ltd. declared cash dividend of RMB30.0 million, of which RMB14.7 million had been distributed to ZHANG Yi, our director and chief marketing officer and the only non-controlling shareholder of this subsidiary.

        For fiscal years 2017 and 2018, we had generated net losses of RMB40.1 million and RMB90.0 million, respectively, and negative cash flows from operations of RMB240.5 million and RMB27.6 million, respectively. These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These factors are mitigated by the following plans and actions: (i) as of March 31, 2018, we had advances currently payable to Hangzhou Ruhnn of RMB354,856,080 which are expected to be repaid to Hangzhou Ruhnn and returned as a capital contribution to our company as part of the Equity Restructuring, and therefore are not expected to result in a net use of cash, (ii) an unconditional line of credit of RMB50.0 million was granted to us by a commercial bank in the PRC in July 2018, and (iii) a letter of support of RMB50.0 million in financing was committed by one of our investors in October 2018. Based on the above, we believe our cash and cash equivalents and cash generated from our operations will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending requirements for at least the next 12 months.

        However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may sell equity or debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

        As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIEs and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our PRC subsidiary and VIEs. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiary or any newly formed PRC subsidiary incur debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiary is required to set aside a portion of its after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiary's ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although such limitations could affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See "Risk Factors—Risks Relating to Doing Business in China—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business."

        The following table sets forth a summary of our cash flows for the periods presented:

	Fiscal Year Ended March 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow:
Net cash used in operating activities	(240,532)	(27,575)	(4,385)
Net cash used in investing activities	(10,133)	(1,949)	(310)
Net cash provided by financing activities	272,034	39,077	6,214

Net increase in cash, cash equivalents and restricted cash	21,369	9,553	1,519
Cash, cash equivalents and restricted cash at beginning of the period	—	21,369	3,398

Cash, cash equivalents and restricted cash at end of the period	21,369	30,922	4,917

Operating Activities

        Net cash used in operating activities was RMB27.6 million (US$4.4 million) for fiscal year 2018, primarily due to net loss of RMB90.0 million (US$14.3 million), adjusted to add back inventory write-down of RMB42.1 million (US$6.7 million), provision for allowance of doubtful accounts of RMB26.8 million (US$4.3 million), depreciation and amortization of RMB2.3 million (US$0.4 million) and loss from equity method investees of RMB1.6 million (US$0.3 million). The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventories of RMB127.9 million (US$20.3 million), due to an increase in the number of online stores as a result of the growth of our business, (ii) an increase in advances to suppliers of RMB10.0 million (US$1.6 million), because we received more orders and had to purchase more fabrics and raw materials from our suppliers, and (iii) an increase in accounts receivable of RMB6.3 million (US$1.0 million), due to an increase in service fees due from our brand customers as a result of the growth of our KOL advertising services, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in notes payable of RMB47.1 million (US$7.5 million), because we settled certain amount of payment with suppliers using banks' acceptance bills, (ii) an increase in account due to related parties of RMB44.0 million (US$7.0 million), due to the increase of payable for services provided by Hangzhou Ruhnn and Dayi (Shanghai) Film Culture Studio, and (iii) an increase in accrued salary and benefits of RMB18.2 million (US$2.9 million), due to an increase in the headcount of officers and employees.

        Net cash used in operating activities was RMB240.5 million for fiscal year 2017, primarily due to net loss of RMB40.1 million, adjusted to add back inventory write-down of RMB25.5 million, loss from equity method investees of RMB1.6 million depreciation and amortization of RMB0.8 million and provision for allowance of doubtful accounts of RMB0.01 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in inventories of RMB260.1 million, due to the growth of our business under our full-service model, (ii) an increase in advances to suppliers of RMB41.0 million, because of an increase in the number of orders we fulfilled for which we were required by certain suppliers to pay advances, and (iii) an increase in prepaid expenses and other current assets of RMB31.2 million, due to an increase in VAT recoverable of RMB20.6 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) an increase in accounts payable of RMB68.7 million, because we received more orders and had to purchase more fabrics and raw materials from our suppliers, (ii) an increase in accrued salary and benefits of RMB23.3 million, due to an increase in the headcount of officers and employees, and (iii) an increase in account due to related parties of RMB10.5 million, due to the increase of payable for services provided by Hangzhou Ruhnn.

Investing Activities

        Net cash used in investing activities was RMB1.9 million (US$0.3 million) for fiscal year 2018, which was mainly attributable to purchase of property and equipment of RMB1.8 million (US$0.3 million) in connection with the purchase of additional office equipment as a result of an increase in the headcount of employees.

        Net cash used in investing activities was RMB10.1 million for fiscal year 2017, which was mainly attributable to (i) purchase of property and equipment of RMB6.0 million in connection with the purchase of additional office equipment as a result of an increase in the headcount of employees, and (ii) purchase of long term investments of RMB4.1 million in connection with our investment in Damei Fashion and its self-produced programs "I Am Beauty" to promote our KOLs.

Financing Activities

        Net cash provided by financing activities was RMB39.1 million (US$6.2 million) for fiscal year 2018, which was primarily attributable to advances from Hangzhou Ruhnn of RMB45.0 million (US$7.2 million), partially offset by payment of notes payable assumed in the acquisition of Weimai Culture Co., Ltd. of RMB5.1 million (US$0.8 million).

        Net cash provided by financing activities was RMB272.0 million for fiscal year 2017, which was primarily attributable to (i) advances from Hangzhou Ruhnn of RMB275.1 million, (ii) proceed from short-term borrowing of RMB68.5 million, and (iii) capital contribution from Hangzhou Ruhnn of RMB10.0 million, partially offset by (i) repayment of short-term borrowing of RMB68.5 million and (ii) dividend paid to non-controlling interest holders of RMB13.7 million.

Capital Expenditures

        We made capital expenditures of RMB6.0 million and RMB1.8 million (US$0.3 million) for fiscal years 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of equipment and leasehold improvements. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

        The following table set forth our contractual obligations as of March 31, 2018:

	Payment due by fiscal year ended March 31,
	2019	2020	2021	2022	2023 and beyond	Total
	(RMB in thousands)
Operating lease commitments	11,921	8,785	3,179	—	—	23,885

        We lease certain offices and warehouse premises. We incurred rental expenses under operating leases of RMB7.7 million and RMB12.5 million (US$2.0 million) for fiscal years ended in March 31, 2017 and 2018, respectively. As of March 31, 2018, we had a loan facility of RMB50.0 million and had not been drawn down.

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

        We are a holding company with no operations of our own. We own and conduct operations primarily through our subsidiary in the PRC, the VIE and the VIE's subsidiaries. As a result, we rely on dividends and other distributions paid by our subsidiary to pay dividends to our shareholders or to service our outstanding debts. Therefore, our ability to pay dividends depends upon dividends paid by our subsidiary. If our subsidiary or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly-owned PRC subsidiary are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiary to its business development and do not plan to request dividend distributions from it.

Inflation

        Since inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and 2017 were increases of 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and Hong Kong entity is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and the VIE's subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations. Due to foreign currency translation adjustments, we had a foreign exchange gain of RMB0.06 million in for fiscal year ended in March 31, 2017 and a foreign exchange loss of RMB0.2 million (US$0.04 million) for fiscal year 2018.

        We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. On August 11, 2015, the People's Bank of China announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People's Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB            for US$1.00 as of                        , 2018 to a rate of RMB            to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB             for US$1.00 as of                        , 2018 to a rate of RMB            to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest Rate Risk

        We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

Recent Accounting Pronouncements

        Please see a more detailed discussion in Note [2] to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

China's Internet KOLs Market

Definition of Internet KOL Economy

        KOLs are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming. Internet KOLs are KOLs who have gained their popularity through the internet and have been active mostly on internet platforms, thus excluding celebrities who have gained their fame through films, TV series, music, literature, art and business.

        Internet KOL economy refers to all activities relating to the monetization of the KOLs' influence and impact on their fans. Major monetization methods include the sales of merchandise (internet KOL e-commerce), advertising and marketing services and virtual gifts from fans. These monetization methods leverage the connection or credibility that KOLs have built with their fans to impact their purchasing decisions.

Market Size of China's Internet KOL Economy

        Currently, the market size of the internet KOL economy is mainly sustained by revenue generated from the major monetization methods mentioned above. Driven by the increase of mobile device penetration and popularity of social media, the internet KOL economy in China has witnessed vigorous growth at a CAGR of 179.5% from 2013 to 2017. After the initial growth spurt, the expansion of the internet KOL economy would likely continue as a result of the diversification of monetization methods, but the expansion rate is expected to slow down to a CAGR of 41.8% from 2017 to 2022. The total market size of internet KOL e-commerce and advertising and marketing services, the two segments that Ruhnn engages in, expected to increase from RMB80.8 bn in 2017 to RMB462.6 bn in 2022. As competition intensifies, the top internet KOLs that attract the most number of fans and have the strongest impact would continue to grab market share, whereas the less popular internet KOLs who lack outstanding contents are likely to fade away.

Market Size of Internet KOLs Economy in China by Segment Revenue

Source: Frost & Sullivan

Major Drivers of China's Internet KOL Economy

        China's internet KOL economy is expected to continue growing over the next few years. We believe the main drivers are:

  •
  Evolvement of Consumption Habits.  Chinese consumers have gradually changed their purchasing habits from focusing only on the functionality and price of products to valuing their psychological attachment to the products as well.

  •
  Development of We-media.  The increasing number of we-media channels focusing on various interests and topics would encourage more people to join the internet KOL community.

  •
  Increasing Digital Marketing Expenditure by Brand Owners.  Due to the brand owners' shift towards digital and social media marketing, advertising and marketing services have become one of the major monetization methods of the internet KOL economy.

  •
  Advancement in Technology.  The development of mobile internet technology, data analytics technology and entertainment technologies, such as VR/AR, would enable new and innovative ways to create and present online content, facilitate the screening and development of potential internet KOLs and optimize the monetization methods for existing internet KOLs. This would ultimately improve the overall operation efficiency and drive the growth of the internet KOL economy.

        We believe that the future development of internet KOLs economy in China will be characterized by:

  •
  Multiple Monetization Methods for Influential Internet KOLs.  The growing influence of internet KOLs will drive the formation of IPs centered on the internet KOLs' images and names, which would improve internet KOLs' ability to make use of multiple monetization methods, such as e-commerce, marketing and advertising services, sales of derivative products and collaboration with or transforming into professional artists.

  •
  More Collaboration between Internet KOLs and Professional Operation Entities.  There will likely be an increase in the number of collaborations between KOLs and internet KOL facilitators or multi-channel networks, which run the operation and monetization for internet KOLs in a professional manner.

  •
  Leading Internet KOL Facilitators Creating Entry Barriers.  It may be difficult for new internet KOL facilitators to succeed due to entry barriers such as technology, capital requirements for incubating KOLs, the need to have strong supply chain management, public relations management and track record of promoting internet KOLs.

China's Internet KOLs E-Commerce Market

Definition of Social E-commerce

        Social e-commerce involves two major elements, namely social interaction and content creation. Social interaction refers to the users' act of following, sharing, communicating and discussing. Social media operators would channel user traffic generated through theses interactions to generate e-commerce business. Meanwhile, content creation refers to the production of high-quality content through we-media or the social media accounts of internet KOLs. With this content, internet KOLs are able to attract large amounts of fans and subsequently convert this content into customers of their e-commerce businesses.

Market Size of China's Social E-commerce

        Since 2013, social e-commerce has experienced rapid growth. The GMV of social e-commerce in China increased from RMB37.7 billion in 2013 to RMB609.9 billion in 2017, representing a CAGR of 100.6%. With the continuing popularity of community-based social e-commerce platforms and Internet KOL-centered social ecommerce, the GMV of social e-commerce in China is expected to grow at a CAGR of 35.5% from 2017 to 2022, reaching RMB2,782.6 billion in 2022.

        The penetration rate of social e-commerce has increased from 2.0% in 2013 to 8.5% in 2017. With the increasing popularity of innovative social networking technologies and the consumers' continuing embrace of online social purchasing, the penetration rate of social ecommerce is expected to increase further to 15.2% by 2022.

Market Size and Penetration Rate of Social E-commerce in China

Source: Frost & Sullivan
Note: Penetration rate of social e-commerce refers to the GMV of social e-commerce divided by the GMV of total e-commerce.

Definition of Internet KOL E-commerce

        Internet KOL e-commerce refers to the sales of goods under brand names developed by/with internet KOLs via online platforms. Such sales are made by leveraging the influence that internet KOLs have on their fans, who are the primary target customers. The goods sold are normally related to the public image of the internet KOLs and are mostly fashion-related. Internet KOLs post promotional information on social media, which serves as the main marketing channel for internet KOL e-commerce. According to the Frost & Sullivan report, the average visitor-to-paying customer conversion rate of internet KOLs' online stores on Taobao is normally higher than that of other online stores in the same product category.

Market Size of China's Internet KOL E-commerce

        The GMV of internet KOL e-commerce in China has been increasing vigorously from RMB0.7 billion in 2013 to RMB32.9 billion in 2017 with a CAGR of 161.8% due to the growing number of internet KOLs and their online stores as well as their strong capability of converting fans into customers. Driven by the continuing popularity of social media and diversified accesses to e-commerce platforms, the growth rate of GMV is expected to remain relatively high at a CAGR of 40.4% in the next five years.

        Among the major product categories, women's apparel and footwear have gained the largest market share during the past five years with a CAGR of 153.2% and is expected to maintain this status in the next five years. Meanwhile, the cosmetics segment has expanded the most quickly with a CAGR or 211.0% from 2013 to 2017.

Market Size of Internet KOL E-commerce in China

Source: Frost & Sullivan

China's Internet KOL Facilitator Market

Definition of Internet KOL Facilitator

        An internet KOL facilitator is an organization which identifies and cultivates internet KOLs and help them monetize their social influence and handle related business operations. The major functions of an internet KOL facilitator includes (i) incubation, which is the discovery, evaluation and training of potential internet KOLs; (ii) operation, which is the day-to-day maintenance of fan interactions on the internet KOLs' social media accounts and includes the continual generation of high-quality content and public relation management; (iii) monetization technical support, which includes (a) e-commerce online store operation and supply chain management for fashion e-commerce internet KOLs monetizing through sales of goods, and (b) brand cooperation selection and negotiation for internet KOLs monetizing through marketing & advertising services.

        The internet KOL facilitators in China are broadly categorized into live-streaming focused facilitators, short video focused facilitators and fashion e-commerce focused facilitators based on the primary form of content generated by the internet KOLs signed and the major monetization methods

        The functions of internet KOL facilitators and the value chain of internet KOL facilitator market is shown in the chart below:

Internet KOL Facilitator's Functions

Source: Frost & Sullivan

Market Size of China's Internet KOL Facilitators

        In line with the growing number of internet KOLs and their fans, the revenue of internet KOL facilitators increased from RMB657.1 million in 2013 to RMB38.8 billion in 2017, representing a CAGR of 177.2% from 2013 to 2017. Driven by the maturing internet KOL facilitator market, which resulted from more diversified monetization methods, better supply chain management and advanced technologies, the market size of internet KOL facilitator is expected to maintain a high growth rate at a CAGR of 38.9% from 2017 to 2022.

 Market Size of Internet KOL Facilitator in China by Segment Revenue

Source: Frost & Sullivan

Competitive Landscape of China's Internet KOL Facilitators

        Key segments of the internet KOL facilitator market in China include KOL e-commerce, advertising and marketing services and virtual gifts from fans. Some players, such as Papitube and Moli TV, focus on one segment, while other players, such as Ruhnn and Huaxing Brothers, have presence in multiple verticals.

        Ruhnn is the largest internet KOL facilitator in China as measured by revenue in 2017. Ruhnn is also China's largest internet KOL facilitator in e-commerce as measured by GMV in 2017 and number of signed KOLs, fans and online stores as of September 30, 2018. We compete with a very limited number of competitors, including Chenfan, Suoxing and Pblab. All of the leading players have a few top internet KOLs who have enjoyed wide popularity over the years and have translated their popularity into successful e-commerce businesses. The top four players accounted for 15.5% of market share in 2017 in terms of GMV. Among these four players, Ruhnn ranked first with a market share of 5.9%.

Key Success Factors of Internet KOL Facilitators

        Comprehensive Incubation System.    Internet KOL facilitators usually provide an integrated incubation system, which includes potential talent searching, basic training, professional support, image positioning and online marketing, to increase the KOLs' exposure on social media platforms. Facilitators with a strong incubation system will be able to build an excellent foundation for their KOLs for further monetization.

        Capabilities to Identify and Diversify Monetization Opportunities.    Currently, KOLs mainly monetize their influence through sales of goods, marketing & advertising services and virtual gifts. By continually identifying innovative monetization opportunities, internet KOL facilitators are able to fully utilize the fan effect of each internet KOL and sustain the expansion of the business.

        Strong Supply Chain Management.    Strong and mature supply chain management paves the way for a stable and profitable customer base because it leads to high-quality products that would not disappoint the customers and allows the facilitator to handle the changing tastes of KOL fans in a swift and smooth manner.

        Advanced Data Analytics.    Advanced data analytics enables feedback of fans to be captured in a timely manner. Further, advanced data analytics could help monitor the purchasing activities and new trends of customers and direct the next step in design.

Future Trends of the Internet KOL Facilitator Market

        Closer Collaboration with Existing Brand Owners in Offline Channels.    As the influence of internet KOLs is becoming wider, the marketing and advertising value of internet KOLs have been gradually realized by an increasing number of existing brand owners. Going forward, there will be more collaboration between internet KOLs and existing brand owners, including launching co-branded products, opening pop-up stores and organizing offline promotion events. The internet KOLs' scope of influence would further expand from online to offline channels.

        Deeper Engagement of Fans in Brand Building and Product Design.    One of the unique traits of the internet KOL economy is the active interaction between internet KOLs and their fans. For internet KOLs who monetize mainly through sales of goods, the feedback from fans is expected to facilitate the understanding of market trends, and the deeper engagement of fans in brand building and products design would increase the fans' loyalty and activeness.

        Decentralization of Internet KOL Community and More Focus on Emerging KOLs.    As competition among internet KOLs intensifies and the amount of online content grows exponentially, it is becoming more difficult to cultivate top-tier internet KOLs who have a large number of fans and significant impact. By contrast, emerging KOLs with relatively a smaller fan base can be produced on a large scale by professional facilitators without massive investments in capital and time. As such, there is an emerging trend where internet KOL facilitators are exploring potential opportunities with these emerging KOLs to expand the spectrum of target fans, diversify their monetization methods and mitigate the risks associated with reliance on a limited number of top-tier KOLs.

BUSINESS

Overview

        We are the largest internet KOL facilitator in China as measured by revenue in 2017 according to the Frost & Sullivan report. We are also China's largest internet KOL facilitator in e-commerce as measured by the number of online stores and GMV in 2017 and number of signed KOLs and fans as of September 30, 2018 according to the same source. As of September 30, 2018, we had 102 signed KOLs with an aggregate of 127.4 million fans across major social media platforms in China. Through our KOLs, we facilitated the sale of an aggregate GMV of RMB1.2 billion, RMB2.0 billion and RMB1.2 billion on various e-commerce platforms in fiscal years 2017 and 2018 and the first half of fiscal year 2019, respectively.

        KOLs, also known as influencers, are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment and gaming, and internet KOLs are KOLs who have gained their popularity through the internet. Our founders were among the earliest entrepreneurs in China to identify and capture the commercial opportunities created by the emergence of internet KOLs in China and started to cooperate with KOLs in e-commerce in 2014. We created a KOL ecosystem in China according to the Frost & Sullivan report by connecting a large number of KOLs and their fans to create a vast network and connecting this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers, based on existing e-commerce and social media platforms in China, to create value for participants in the ecosystem.

        According to the Frost & Sullivan report, we pioneered the commercialization of KOL ecosystem through a full-service model whereby we integrate key steps of the e-commerce value chain, from product design and sourcing and online store operation to logistics and after sales services. Under this model, we own and operate online stores on third-party e-commerce platforms, a majority of which are opened in the name of our KOLs, and generate revenue through online sales of our self-designed products to consumers, especially the followers of our KOLs' social media accounts that we manage. We provide professional training and support to our KOLs and help them develop distinctive characters, enhance popularity and grow their fan bases. We also set up different brands for different KOLs and design and produce branded products based on each KOL's distinctive character to cater to the tastes of different KOLs' fan bases, while our KOLs endorse such products in their social media spaces.

        As we established our "Ruhnn" brand and attracted more talented KOLs, we launched our platform model in 2017 to provide KOL sales and advertising services to brands and other merchants. Under this model, we connect our KOLs with third-party online stores and merchants to promote products sold in third-party online stores or provide advertising services on their social media spaces to third-party merchants. This new model allows us to operate in a more asset-light manner and collaborate with a greater number and variety of KOLs and brands.

        We pride ourselves on our ability to identify and cultivate a large number of promising internet KOLs in an efficient and sustainable manner. The flexibility of our business and revenue model also enables us to work with a diversified KOL pool, including KOLs with different fashion styles, personalities and fan bases, and serve the different needs of various types of businesses. The number of our KOLs increased from 62 as of March 31, 2017 to 83 as of March 31, 2018 and further to 102 as of September 30, 2018, including three top-tier KOLs each with annual GMV of above RMB100.0 million and seven established KOLs each with annual GMV of between RMB30.0 million and RMB100.0 million in the past twelve months. One of our KOLs is among top ten fashion internet KOLs in China as measured by number of fans according to the Frost & Sullivan report. As of September 30, 2018, we cooperated with 350 brands and 24 third-party online stores to promote their brands and products to consumers.

        Our KOLs have a large, young, active and loyal fan base. The aggregate number of our KOLs' fans increased from 52.1 million as of March 31, 2017 to 127.4 million as of September 30, 2018, which primarily included 91.9 million on Weibo, 29.1 million on Weitao and 6.3 million on WeChat. As of September 30, 2018, more than 70% of our KOLs' fans were millennials, and more than 80% of them were female, fashion pursuers and frequent online shoppers. The interactions between our KOLs and their fans enable them to learn more about our products, which we believe have significantly increased the likelihood of their fans placing orders with us. We believe our KOLs' fans are also loyal customers and have strong emotional bonds with our KOL brands. Approximately 38% and 40% of customers of our online stores made two or more purchases with us in fiscal year 2018 and the first half of fiscal year 2019, respectively. As we launched our platform model, we believe our KOLs' fan base also helps brands and third-party online retailers that use our KOL sales and advertising services to more effectively market and sell their products.

        We have utilized the latest technology to improve our operations and maintain competitiveness. We rely on data analysis and the latest technology to help our KOLs produce engaging content and more effectively interact with their fans to increase their popularity. We have also invested in companies that develop AI solutions relevant to our business, such as DeepFashion and Smart Fabric Detection, and implemented big data analytics to optimize our business and operations.

        We have two revenue streams. Revenues from our product sales through full-service model increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million (US$145.1 million) for fiscal year 2018. Revenues from our services through platform model increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million (US$5.6 million) for fiscal year 2018. We continue investing heavily in growth and incurred a net loss of RMB40.1 million for fiscal year 2017 and RMB90.0 million (US$14.3 million) for fiscal year 2018.

Our KOL Ecosystem

        With the emergence of KOL economy, a new ecosystem centered around KOLs has formed and changed the manner in which businesses are connected to consumers. It is also transforming the online retail industry in China. As the largest China internet KOL facilitator in e-commerce, we help connect a large number of KOLs and their fans to create a vast network and connect this network to a large number of businesses, including brands, online retailers, designers, manufacturers and suppliers to create value for participants in the ecosystem. The diagram below illustrates the interactions among the key participants in the ecosystem:

        Our first-mover advantage in the KOL ecosystem enables us to partner with players in the new retail industry, integrating online, offline, supply chain and data. In the KOL ecosystem, KOLs replace traditional sales and marketing channels and enable two-way communication between businesses and consumers. Based on a deep understanding of the social relationship between KOLs and their fans, we are able to identify potential customers, stimulate consumer needs and promote consumers into becoming brand ambassadors who effectively co-create a brand with the respective KOLs. Moreover, we have developed a business model that brings online retail into a new era from push to pull whereby consumers influence businesses on what to produce and sell and businesses anticipate demand before production.

        More participants in the ecosystem lead to greater value for each participant, which in turn attracts more participants with more usage, and thereby creates a self-reinforcing network effect. Such network effect has brought us a variety of brands and merchants, including those who sell apparel, accessories, electric appliances, as well as a number of popular cosmetics brands. It also enables us to explore more monetization opportunities by leveraging the extensive KOL pool and fan base on our KOL sales and marketing platform. The following are screenshots of our KOLs' activities, including fashion reality shows, promotion on online stores, daily interaction with fans and daily live streaming:

Our Value Propositions

        We have distinct value propositions to key participants in the KOL ecosystem as summarized below:

To KOLs	To Fans/Consumers	To Merchants (including brands and other online retailers)	To Other Ecosystem Participants

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Be a trusted, dependable and inspiring partner that KOLs can grow and prosper with.

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Provide them with a positive and sustainable platform and monetize their talents in e-commerce.

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Enable them to produce engaging content and improve social interactions to enhance their popularity on social media and build fan loyalty.

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Benefit from a wide range of training and professional support.

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Provide them with higher quality products at favorable prices.

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Enable more efficient purchase decisions and better online shopping experience.

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Have greater sense of participation by providing feedback to KOLs, which results in more tailored products.

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Provide them with guidance and inspirations in fashion and lifestyle.

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Enable online retailers to avoid reliance on any particular e-commerce platform and enjoy an integrated marketing channel, i.e., KOL's social media space, which can lead to multiple e-commerce platforms.

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Help brands enhance brand awareness, diversify marketing channels and leverage target marketing.

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Help them obtain feedback from fans and consumers so that they can identify fashion trends and improve their designs.

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Use our proprietary AI solutions, including DeepFashion and Smart Fabric Detection, to help designers improve design process by critiquing design choices and providing alternatives after considering key design variables.

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Help social media platforms increase user stickiness and activities level and offer them additional monetization channels.

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Help manufacturers and suppliers obtain more reliable forecasts and inventory targets to prevent unnecessary production costs and associated risks.

Strengths

        We believe the following key competitive strengths have contributed to our success:

Leading market position, first-mover advantage and strong brand recognition

        We are the largest internet KOL facilitator in China as measured by revenue in 2017 according to the Frost & Sullivan report. We are also China's largest internet KOL facilitator in e-commerce as measured by GMV in 2017 and number of signed KOLs, fans and online stores as of September 30, 2018, according to the same source. We were also one of the first in China to systematically facilitate the KOL economy according to the Frost & Sullivan report. According to the same source, we pioneered a new business model for commercializing the KOL ecosystem, which integrates online and offline channels, supply chain and data across a single value chain and successfully monetizing our KOLs and their fan base on our KOL sales and marketing platform. Our leading market position and first-mover advantage has enabled us to establish strong brand recognition among KOLs in China and businesses operating in the new retail industry. We believe our brand "Ruhnn" has become a trusted brand among KOLs and will help us attract more KOLs and business partners in an efficient and sustainable manner.

A wide and growing KOL pool empowered by our proven KOL grooming system

        We have a wide and growing KOL pool. The number of our KOLs increased from 62 as of March 31, 2017 to 83 as of March 31, 2018, and further to 102 as of September 30, 2018. While KOLs are attracted to our ecosystem by our brand and ability to help them monetize their success on social media platforms, we have established proprietary, scalable and AI-assisted KOL identification, cultivation and supporting systems to help us identify most promising KOL candidates and help them discover and realize their full potential.

        As of September 30, 2018, we had a team of 68 personnel dedicated to KOL identification and cultivation, who have screened thousands of KOL applicants to find the most promising candidates through a series of tests and data-based analysis and evaluation. Once engaged, the KOLs enter into cooperation agreements or employment agreements with us and we invest in their success through comprehensive training that covers various aspects of social media and e-commerce operations. We also help our KOLs increase exposure and develop distinctive characters to enhance popularity among their fans. We provide AI-based solutions and support to our KOLs, such as DeepFashion and Smart Content that provide fashion recommendations and help them generate engaging content on social media. As a demonstration of the success of our KOL identification, cultivation and supporting system, we identified a promising KOL in June 2018 who had only approximately 590,000 fans at the time, and successfully helped her increase her fans to over 2.6 million in four months. As we continue to recruit and work with more KOLs, we believe our KOL identification, cultivation and supporting systems will continue to improve and help us continue to grow our KOL pool.

Highly engaged and loyal fan base deeply influenced by our KOLs

        Our KOLs have a massive, vibrant and loyal fan base. In the last twelve months, our top-tier KOLs posted over 2,000 posts on Weibo, which were viewed over 2.6 billion times and resulted in over 11 million social interactions with fans, including fans' likes, following, sharing and commenting on our KOLs' posts. As of September 30, 2018, more than 70% of our KOLs' fans were millennials and more than 80% of them were female, fashion pursuers and frequent online shoppers. The interactions between our KOLs and their fans enable them to learn more about the products and services and we believe such interactions have strengthened the bonds between KOLs and their fans, and thus significantly increased the likelihood of their fans placing orders with us. In addition, approximately 38% and 40% of customers of our online stores made two or more purchases with us in fiscal year 2018 and the first half of fiscal year 2019, respectively. Our KOLs periodically launch marketing campaigns for new seasons or new lines of apparel and accessories, which are often well sought after by fans, resulting in new products being sold out within hours or even within minutes. For example, one of our KOLs successfully sold over RMB1.0 million of merchandise in the first eight minutes of her first product release and over RMB1.8 million of merchandise on the first day of her online store opening in August 2018. We also utilize such viral marketing's "fans effect" to provide effective advertising solutions to brands, online retailers and other merchants. Our large and highly engaged fan base has attracted leading global brands to our KOL sales and marketing platform, and our cooperation with leading global brands in turn attracted more KOLs for superior monetization opportunities and more fans and consumers for premium products, thus forming a virtuous circle.

End-to-end solutions across the e-commerce value chain with strong supply chain management capabilities

        We provide end-to-end solutions across the entire KOL e-commerce value chain. Under our full-service model, we handle major aspects of online store operation as well as product design and procurement, order fulfillment and after-sales service, and as a result, our KOLs can focus on producing engaging content and interacting with their fans. We also have strong supply chain management capabilities. We have access to over 700 suppliers, including fabric suppliers, wholesale clothing providers and manufacturers, thus enabling us to materialize all inspirations and ideas from our KOLs. Based on our established relationships with suppliers as well as the size and scale of our operation, we are often able to negotiate more favorable terms with suppliers and thereby better control costs and offer better products to consumers, which in turn increases the loyalty of our KOLs' fan base. We believe our ability to provide end-to-end solutions across the e-commerce value chain and strong supply chain management capabilities constitute additional barriers to entry for potential new competitors.

        Our operational experience across the e-commerce value chain enables us to gain a better understanding of the industry and contribute to our success in developing and providing KOL sales and advertising services to brands, online retailers and other merchants. As of September 30, 2018, we cooperated with 350 brands.

Scalable, efficient and proven monetization channels

        We have established multiple monetization channels to capture the commercial opportunities created by the emergence of KOLs in China and we have proven their monetization potential with the rapid expansion of our business. We started with a full-service model whereby we operate online stores and integrate all major steps of the e-commerce value chain, from product design and sourcing, online store operation to logistics and after sales services. We generated product sales revenue of RMB572.4 million through the full-service model in fiscal year 2017, which increased by 59.4% to RMB912.5 million (US$145.1 million) in fiscal year 2018. Based on the success of our full-service model, we launched the platform model in 2017 which allows us to achieve greater scale while operating in a more asset-light manner. We provide KOL sales and marketing services to brands, online retailers and other merchants, and as a result, we are able to monetize our KOL pool through various additional channels, such as advertising, image endorsement and entertainment programs, in addition to online store sales. This enables us to serve more types of businesses and work with more diversified KOLs. We believe our two different business models and the various monetization opportunities they create will provide us more flexibility in expanding our business in the future.

Strong commitment to data-based technology

        We are committed to utilizing data-based technology to improve all aspects of our business. We are investing in various AI solutions, such DeepFashion and Smart Fabric Detection. Our AI solutions capitalize on data we have accumulated over the course of our operations, including data in relation to our KOLs' fans and customers, sales records and data from our logistics operations. We collect and analyze vast amount of data every day which has opened a real-time feedback channel and allowed us to better understand consumers' changing tastes, collect real time business intelligence, monitor our existing KOLs and identify undiscovered talents. As a result, we are able to improve various aspects of our business, including new season's collections and products launch, online stores operation and supply chain management. We have also established a proprietary ERP system to connect our KOL sales and marketing platform with consumers, merchants, suppliers and other business partners which allows us to collect and transmit data efficiently.

        As of September 30, 2018, we had a technology team with more than 45 engineers. Many of our engineers have post-graduate degrees and had prior working experience in leading internet companies in China. We believe the capabilities and efficiency of our technology talents have given us a significant competitive edge to solidify our leading position in the rapidly evolving internet KOL facilitator industry.

Strong visionary management team

        We benefit from the vision of our management team. Our founder and Chairman, FENG Min, founder and Chief Executive Officer, SUN Lei (Ray), both have almost 20 years of entrepreneurial experience in China's fashion, consumer retail and e-commerce sectors. Our founder, SHEN Chao (Eric), specialized in investor relations and capital operation. Our senior management team members have on average more than ten years of experience in their respective fields, which have contributed, and are expected to continue contributing to our success.

Strategies

        To solidify our leading position in the internet KOL facilitator industry in China, we plan to pursue the following strategies:

Continue expanding our KOL ecosystem through organic growth and potential acquisitions

        We plan to continue rapidly expanding our KOL ecosystem and create greater network effect for all participants. In addition to recruiting more KOLs and enlarging their fan base, we plan to leverage our strong online store operation and value chain management capabilities to attract more brands, merchants, manufacturers and suppliers to join our KOL ecosystem. We also expect to expand our KOL online stores into additional e-commerce platforms to take advantage of new and emerging popular e-commerce platforms in China, increase the exposure of our KOLs and online stores, and provide more choices and better experience to our customers. Utilizing the flexibility of our platform model, we intend to explore opportunities to cooperate with more types of merchants and businesses so that they can benefit from, and provide more products and services to, our KOL ecosystem.

        In addition to organic growth, we may pursue strategic investments and acquisitions to consolidate the fragmented internet KOL facilitator industry in China. As the new E-Commerce Law of the PRC will come into effect on January 1, 2019, internet KOLs in China who are trying to monetize their success through e-commerce channels have increasing pressure to work with a reputable industry leader to ensure compliance with various regulatory requirements imposed by the new law. We expect our brand name, leading position in the industry and relevant experience will enable us to acquire smaller players in the internet KOL facilitator industry, many of which were established by internet KOLs and their friends and families, and we plan to integrate them into our KOL ecosystem and help them operate in compliance with the new regulatory requirements.

Expand and diversify our KOL pool, enlarge their fan base and improve fan engagement

        We plan to continue enlarging our KOL pool and engage a greater variety of KOLs with different personalities and fan bases. We expect to continually upgrade and optimize our KOL identification, cultivation and supporting systems, refine our data-based insight into the KOL industry, and work with a growing KOL candidate base to improve the success rate of converting a KOL candidate to a signed KOL. In addition to identifying emerging KOLs with great potential, we also plan to work with KOLs with established fame and popularity and help them expand into additional social media platforms and monetize their success.

        We also plan to enlarge our KOLs' fan base and improve their engagement. We intend to help our KOLs to expand into additional social media platforms, especially platforms that have gained popularity in recent years such as Miaopai, Tik Tok and Kuaishou, to increase their exposure and enhance interactions with a wider base of fans. We also plan to help our KOLs to provide more diversified content, such as short videos, live streaming and WeChat public account, to more effectively communicate with their fans. We expect to foster stronger emotional attachments and loyalty of our KOLs' fans by encouraging more interactions and engaging our KOLs' fans in our product design and selection process.

Continue diversifying monetization channels and enhance monetization capability

        Under our full-service model, we intend to expand our online stores into more popular e-commerce platforms, diversify our product portfolio and expand into additional verticals. While we have traditionally focused on women's apparel and cosmetics products, we are exploring other verticals such as home, lifestyle and travel. For some of our existing verticals, such as cosmetics, we plan to launch more private-label products to ramp up product sales, established more expansive and diversified distribution network, achieve higher profit margins and establish our own brands.

        Under our platform model, we plan to diversify our service offerings to include more KOL services such as additional forms of advertising and casting. We are exploring opportunities for our KOLs to participate in a variety of TV shows to increase their exposure, which may become a new monetization channel in the future.

Optimize cost structure to achieve profitability

        We endeavor to continue optimizing our cost structure to achieve profitability. We plan to continue leveraging our long-term relationships with suppliers as well as the size and scale of our business to negotiate preferential terms with suppliers and thereby reduce unit production costs. Based on the changing demographic and composition of our KOL pool, we plan to continually adjust economic arrangements with our KOLs, aiming to find an optimal balance between providing sufficient incentives to our KOLs and controlling our KOL service fees. We also intend to improve our supply chain management capabilities and invest in data-based technologies to more accurately predict market trends and demand and improve our operating efficiency. We aim to operate in a more asset-light manner and accelerate the expansion of our business under the platform model to further optimize our cost structure.

Continue investing in technology, AI solutions and big data analytics

        We intend to continue investing in AI solutions to improve content-generating efficiency and predict fashion trends on our KOL sales and marketing platform, which will in turn assist us in launching new products and services. We have invested in a technology company to develop DeepFashion and Smart Fabric Detection. Smart Fabric Detection is an AI system designed to automatically detect fabric defects. We may pursue strategic investments in or potential acquisitions of other companies that will enhance our technological capabilities.

        Moreover, we plan to keep investing in our big data analytics, including demographical, transactional and behavioral. For example, we aim to leverage the vast amount of data we have accumulated over time to generate personalized recommendations for fans and consumers on our KOL sales and marketing platform based on the comprehensive database, including basic order information as well as behavioral data, such as time spent on browsing and reviewing a particular product and products of similar categories by a consumer. In addition, we plan to invest in technological infrastructure that provides real-time tracking and monitoring of sales in each online store, so we will be able to promptly solve problems and generate stronger sales.

Our Business Models

        We currently generate revenue from the following two business models:

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  product sales through our full-service model that mainly includes sale of our self-designed products in our online stores and we also manage the entire e-commerce value chain; and

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  services through our platform model that mainly include (i) KOL sales services to third-party merchants who hire our KOLs for a period of time to promote their products or services in third-party online stores; and (ii) KOL advertising services to third-party merchants who use our KOLs in one-off nature to promote their products or services.

        The following table sets forth the revenue breakdown by product sales and services for fiscal years 2017 and 2018:

	Fiscal Year Ended March 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Product sales under full-service model	572,445	99.1	912,512	145,117	96.3
Services under platform model	5,458	0.9	35,068	5,577	3.7

Total net revenues	577,903	100.0	947,580	150,694	100.0

Full-Service Model

        We are a leading pioneer who capitalized on the commercial value of our KOL ecosystem and started with a full-service model whereby we carry out the entire e-commerce operation and collaborate with top-tier KOLs who have attracted tens of millions of fans. Under the full-service model, we leverage our top-tier KOLs' popularity to promote and sell products on our online stores. We owned and operated 91 online stores as of September 30, 2018, through which we sell our self-designed products. KOLs post photographs, video clips and microblogs on their social media pages to promote the products sold on our online stores, and include hyperlinks to the online stores to direct and convert social media traffic to online store purchases. Products sold in our online stores mainly include women's apparel, cosmetics, shoes and handbags, and we expect to expand into additional product categories in the future.

        We and our KOLs have clearly delineated responsibilities and devoted resources to make the collaborations successful. A majority of our online stores are opened in the name of our KOLs and only sell products catering to the tastes of the respective KOLs' fans and endorsed by the KOLs in their social media spaces. The KOLs agree to use their images and social networks accounts exclusively for the promotion and sale of products designated by us. They post lifestyle content on social media platforms, such as Weibo and WeChat, that promote brands and products designated by us, interact with their fans, share thoughts and ideas, convey messages about our products to potential consumers and solicit feedback that help us design products that fit the style of our KOLs and customers. To convert traffic on social media to purchases in online stores, KOLs provide hyperlinks to our online stores from their blogs to help fans find and purchase our products conveniently. On the other hand, we own and directly control and operate the online stores and are responsible for store setup and maintenance, merchandising, payment collection, supply chain management and customer service. We have an operations team that helps ensure that our online stores are artfully presented, and refreshed in keeping up-to-date with our new product launches. Our operation team regularly works with our KOLs in producing the most updated digital content, including product photography, site banners and other promotional content.

        Our product sales revenues are generated from sales of various fashion and lifestyle products to consumers mainly through our online stores under the full-service model. It contributes vast majority of our total revenue generated from fiscal years 2017 and 2018, accounting for 99.1% and 96.3% of our total revenues, respectively, and increased by 59.4% from RMB572.4 million for fiscal year 2017 to RMB912.5 million (US$145.1 million) for fiscal year 2018. While we expect to continue increasing revenue from our full-service model, sales volume as a percentage of our total revenues will likely decrease in the future as we strive to achieve dynamic balance between our business models according to industry trends and our working capital levels.

        We generally enter into cooperation agreements with our KOLs but may enter into employment agreements with our KOLs in certain circumstances. Both cooperation agreements and employment agreements provide a contractual term, general work description and certain rights and obligations of a KOL. In particular, both cooperation agreements and employment agreements render us the exclusive right to operate online stores in the name of KOLs and enable us to use the KOLs' portrait rights, name rights and other intellectual property rights free of charge. For details, please see "—Our KOLs—Key Inofrmation of Our Selected KOLs." As of September 30, 2018, there were 101 KOLs that entered into cooperation agreements with us while there was one KOL, who is LibeiLin, our design director and the spouse of our founder and Chairman, FENG Min, who entered into an employment agreement with us. Under the cooperation agreements, KOLs are entitled to KOL service fees. The amount of KOL service fees is determined based on a variety of factors, including GMV sold in the online store, types of products and services facilitated, popularity of the KOL and other market factors. Our KOLs under full-service model are entitled to different ranges of service fees according to the products they sell and promote. For example, KOLs on our clothing online stores are typically entitled to approximately 15% of operating cash inflows or approximately 17% of revenue from such online stores, while KOLs on our cosmetics online stores are typically entitled to approximately 8%-30% of operating cash inflows or approximately 9%-35% of revenue from such online stores. ZHANG Dayi, one of our KOLs who established a joint venture with us, is entitled to 49% of net profit from our online stores opened in her name. KOLs who entered into employment agreements with us are not entitled to service fees. Instead, we pay a pre-determined amount of salaries and relevant employee benefits to them.

Platform Model

        We launched the platform model in 2017 which allows us to operate in a more asset-light manner and collaborate with a greater number and variety of KOLs. Under the platform model, we serve as a platform where we provide KOL sales and advertising services to brands and other merchants. Leveraging the greater flexibility of our platform, we are able to collaborate with more established and emerging KOLs in addition to top-tier KOLs. Established and emerging KOLs have smaller fan bases on social media platforms but they manage to maintain closer bonds with their fans who belong to the same peer group with similar interests, backgrounds, social status, wealth and aesthetic preferences. We usually reach out to KOLs who have already built their fan bases ranging from ten to twenty thousand. We invest in their social media accounts by developing their distinctive characters and providing industry insights, market trends and other resources. After we have successfully built up KOLs' social media accounts and enlarge their fan bases, we begin to look for brands whose products are suitable for each KOL's style and charisma.

        We leverage our platform to provide a variety of services, including KOL sales services and KOL advertising services. For example, with respect to KOL sales services, we cooperate with third-party online retailers to leverage the popularity of our KOLs to promote products and services, in which case we charge online retailers a service fee based on the GMV. To further leverage the popularity of our KOLs and explore additional monetization channels, we have been devoted to creating innovative KOL advertising services. Customers of our KOL advertising services primarily include global leading brands and other merchants who use our KOLs to promote their products or services either on their social media spaces or offline. Our KOLs participate in numerous types of advertising campaigns, such as graphic advertisements, short films and live streaming. The following chart illustrates our advertising services under our platform model:

        Our KOLs worked with global leading brands. Additionally, our KOLs have worked with a variety of businesses, including travel agencies, app designers and child care institutions to promote their products and services. For example, we organized an advertising campaign for a laundry detergent brand whereby a number of KOLs promoted and sold one product on different social media platforms.

        For KOL sales services, we typically enter into cooperation agreements with third-party merchants for specified terms under which our KOLs promote and sell products or services for them in third-party online stores, while they pay us service fees based on GMV sold in such third-party online stores. The amount of KOL service fees is determined based on a variety of factors, including GMV sold in third-party online store, types of products and services facilitated, popularity of the KOL and other market factors. Our KOLs under platform model are typically entitled to 30%-50% of the sales and marketing service revenues we obtain from third-party merchants.

        For KOL advertising services, we typically enter into advertising contracts with third-party merchants in one-off nature under which we place advertisements on a number of KOLs' social media spaces to promote their products, while they pay us a fixed and pre-determined service fee. As such, our service revenues are generated from provision of various KOL sales and advertising services to brands, online retailers and other merchants under the platform model. It increased by approximately 5.4 times from RMB5.5 million for fiscal year 2017 to RMB35.1 million (US$5.6 million) for fiscal year 2018. We, in turn, pay our KOLs a fixed and pre-determined KOL service fee for using their social media spaces.

        We continue increasing our revenues from our platform model and we also expect the sales volume under our platform model as a percentage of our total sales volume will grow in the near future. Some of our KOLs who sell and promote products designed by us under our full-service model also leverage their influence on social media to sell and promote products designed by third-party merchants under our platform model. In order to avoid compromising our KOLs' sales efforts between two models, we set annual product release plans for our new product launches, so our KOLs can arrange their work schedules to accommodate both work streams in advance. In addition, products designed by us and sold in our online stores under our full-service model are mainly women's apparel while products designed by third-party merchants and sold in their online stores under our platform model are primarily cosmetics and daily necessities such as laundry detergent. Products designed by us and sold in our online stores under our full service model generally do not compete with products designed by third-party merchants and sold in their online stores under our platform model. Moreover, KOLs' cooperation with third-party brands also helps increase KOLs' exposure to the public and attract more fans and potential buyers of products designed by us. For example, KOLs who work with third-party major brands and design collaborated products are able to grow their fan bases leveraging the popularity of major brands and in turn, promote our products to new fans, thus forming a virtuous circle. As such, we believe KOLs serving under our platform model are also able to efficiently sell and promote products designed by us.. We expect to continue exploring new monetization opportunities and further expand our revenue sources. We expect to dynamically adjust the proportion of our revenues from different revenue sources in response to changes in industry trends and our financial condition.

Our KOLs

        KOLs are individuals who have established credibility and authority in a particular field through public exposure and social interaction and therefore have substantial influence over their peers and fans. In the digital social media era, most KOLs built up their popularity through posting content and interacting with their fans on social media platforms, such as Weibo and WeChat. Our KOLs function as lifestyle gurus who present a particular lifestyle or attitude to their fans and, in such role, they become crucial influencers to their fans in fashion and lifestyle-related purchase decisions.

        The following table sets forth a summary of our KOLs and their fans as of the dates indicated and the amount of GMV they facilitated during the periods indicated:

	As of and for fiscal year ended March 31,						As of and for the six months ended September 30,
	2017			2018			2018
	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)	Number of KOLs	Number of fans(4) (in millions)	GMV (RMB in millions)
Top-tier KOLs(1)	2	12.0	750.6	3	21.0	1,333.7	3	28.9	582.3
Established KOLs(2)	3	4.4	139.3	7	17.5	321.4	7	24.6	221.8
Emerging KOLs(3)	57	35.7	346.4	73	64.9	390.1	92	73.8	398.7

Total	62	52.1	1,236.3	83	103.4	2,045.2	102	127.3	1,202.8

(1)
Top-tier KOLs facilitated GMV of above RMB100.0 million in the past twelve months.

(2)
Established KOLs facilitated GMV of RMB30.0 million to RMB100.0 million in the past twelve months.

(3)
Emerging KOLs facilitated GMV of less than RMB30.0 million in the past twelve months.

(4)
The number of fans presented may include a single fan who was included multiple times if the fan follows more than one KOL, follows the same KOL across multiple platforms, or both.

Case Studies

        We work with a wide pool of KOLs on a variety of social media platforms. We have created different models of cooperation with different types of KOLs after considering their personal style and preferences, the size and demographics of their fan base, as well as the nature and characteristics of the relevant social media platform. We cooperate with our KOLs under our full-service model and platform model.

  Full-Service Model

        Below are two outstanding case studies of our KOLs under our full-service model:

ZHANG Dayi joined us in 2016 and has become our most successful KOL as well as our chief marketing officer. She is among the top ten fashion internet KOLs in China as measured by number of fans, according to the Frost & Sullivan report. Prior to joining us, she already had considerable experience in modelling and in entrepreneurship, as she was a freelance model from 2009 to 2016 and also created her own brand, Jupe Vendue, in 2014. Dayi has a massive following on social media, including approximately 8 million fans on Weibo, approximately 9 million fans on Miaopai, 540,000 fans on WeChat and approximately 9 million fans on Yizhibo as of September 30, 2018. In addition, Dayi has several original and successful online store brands. Dayi also works with several major brands and has released collaborated products. One of Dayi's Taobao stores was ranked the 13th, tenth and tenth in the woman apparel sector on Singles Day in 2016, 2017 and 2018, respectively, and if name brands were excluded from the list, her store was ranked the second on Singles Day throughout 2016, 2017 and 2018. She has won several recognitions awarded by social media and e-commerce platforms, such as Weibo's "2017 Celebrity with the Most Commercial Value," Weibo's "2016 Most Fashionable Celebrity" and Taobao's "2015 Outstanding Seller" and "2016 Consumer's Favorite Store" awards.

Libeilin joined us in 2011 as a fashion KOL and is currently serving as our design director. Libeilin has strong influencing power on social media, having amassed a large and steadily growing fan base. She has approximately 1.4 million fans on Weibo, 1 million fans on her Taobao store, 1 million fans on Miaopai, 1.6 million fans on Yizhibo and 14,400 fans on WeChat as of September 30, 2018. In addition, Libeilin is the creator of the popular Sisy Chan brand, which sold over RMB30.0 million worth of goods on Singles Day alone in 2017. Libeilin is also extremely talented in brand promotion and has previously done successful promotion work for Verve, Eve Lom, and other famous brands. Libeilin is the spouse of FENG Min and has entered into an employment contract with us.

  Platform Model

        Below are two outstanding case studies of our KOLs under our platform model:

WEN Wan is a fashion KOL and the creator of the famous "garage dance" video that was released on Tik Tok. The video made her famous overnight and increased her fans by more than five million in one week. Since joining us in June 2018, she has gained over 2.6 million new fans. She keeps her fans loyal by producing high quality content on her Weibo, such as showing her fans different ways to mix and match fashionable clothes, makeup suggestions and dancing videos. Wan is also extremely good at promoting merchandises and brands. Taoke's statistic shows that the products she promoted would experience a significant increase in sales on the same day.

PIAO Zhengyi is a successful Korean fashion style KOL who began her career as a model for online stores. During her time as a model, her Korean fashion style allowed her to build up a loyal fan base, which paved the way for her to establish her own personal online store in 2016. Zhengyi joined us in 2017 and has since demonstrated a strong ability to attract new fans, particularly those who appreciate Korean fashion style. As of September 30, 2018, she had over 1.7 million fans on Weibo and over 2.2 million fans on her Taobao store, Jeongyee. She also won Weibo's "2018 New Outstanding Star" award. In addition, Zhengyi has been successful at selling and promoting products. Her Jeongyee store on Taobao achieved a monthly gross merchandise volume of over RMB10.0 million within five months of opening.

Key Information of Our Selected KOLs

        We enter into cooperation agreements or employment agreements with our KOLs, under which we have the exclusive right to operate online stores in the name of KOLs, and we are entitled to use KOLs' portrait rights, name rights and other intellectual property rights free of charge.

        Below is a summary of key information of our top-tier KOLs and established KOLs in fiscal year 2018:

Top-tier KOLs
Name	Online stores	Social media accounts(1)	Term(2)	Exclusivity
ZHANG Yi, a.k.a. ZHANG Dayi ( )	• My Favorite Wardrobe ( ) • Milk Scent/Fragrance Best Lingerie ( ) • Sold-out Lipsticks ( ) • Sold-out dresses outlet ( Outlets) • Sold-out Candles ( ) • Big Eve Flagship Store	Weibo name: Zhang Dayi eve ( eve)(4) Over 20 million fans in total	Effective from April 30, 2016 to March 31, 2021, and will automatically renew for three years on the date of expiry.	We are Ms. ZHANG's exclusive partner for her e-commerce business.
JIN Lingjia, a.k.a. Dajin ( )	• BIGKING ( )(5)	Weibo name: Delicious Dajin (delicious )(6) Over 7 million fans in total	Effective from April 30, 2016 to February 9, 2020	We are Ms. JIN's exclusive partner for her e-commerce business.
CHEN Sijia, a.k.a. Libeilin ( )	• Libeilin sisy ( sisy)	Weibo name: Libeilin ( ) Over 2 million fans in total	Non-specified	We are Ms. CHEN's exclusive partner for her e-commerce business.

Established KOLs
Name	Online stores	Social media accounts(1)	Term(2)	Exclusivity
WANG Chong, a.k.a. Chongchong ( )	• Chonny Cosmetics ( Chonny )(5)	Weibo name: Chongchong Chonny ( Chonny)(6) Over 5 million fans in total	Effective from July 30, 2016 to April 29, 2021	We are Ms. WANG's exclusive partner for her e-commerce business.
YANG Xia ( )	• Yangxia Cosmetics ( Hisunny)(7)	Weibo name: Yangxia Sunny ( -Sunny)(6) Over 4 million fans in total	Effective from July 19, 2016 to July 18, 2021	We are Ms. YANG's exclusive partner for her e-commerce business and exclusive advertisement agent.
WEI Yanni, ( )	• SantaRita ( )(5)	Weibo name: Wei Yanni Yanni ( Yanni)(6) Over 4 million fans in total	Effective from April 30, 2016 to March 26, 2019	We are Ms. WEI's exclusive partner for her e-commerce business.
ZUO Jiaojiao, ( )	• 19UP Zuojiaojiao Apparel (19UP )(5) • Zuojiaojiao Cosmetics ( )	Weibo name: Zuo Jiaojiao Rosemary ( Rosemary)(6) Over 3 million fans in total	Effective from April 30, 2016 to August 9, 2021	We are Ms. ZUO's exclusive partner for her e-commerce business.
ZOU Meiyan, a.k.a. Zouzou ( )	• HiZZ Zouzou Small Custom Women's Apparel (HiZZ ) • Zouzou Cosmetics ( )(5)	Weibo name: Stylist Zouzou ( )(6) Over 3 million fans in total	Effective from April 30, 2016 to March 21, 2020	We are Ms. ZOU's exclusive partner for her e-commerce business.

Name	Online stores	Social media accounts(1)	Term(2)	Exclusivity
CHEN Aijia	• C est Parti ( )(5)	Weibo name: AYIKA Chen Aijia (AYIKA )(6) Over 2 million fans in total	Effective from April 30, 2016 to September 1, 2020	We are Ms. CHEN's exclusive partner for her e-commerce business.
PIAO Zhengyi ( )	• Piao Zhengyi Jeongyee ( Jeongyee)(8)	Weibo name: Piao Zhengyi ( )(9) Over 4 million fans in total	Effective from June 1, 2016 to May 31, 2022, and will automatically renew for three years on the date of expiry.	We are Ms. PIAO's exclusive agent for commercial activities.

(1)
Contains KOLs' names on Weibo and the numbers of their respective fans as of September 30, 2018.

(2)
Starting from 2017, the cooperation agreements we entered into with our KOLs normally provide that the contractual term will automatically renew for a period of three years if the KOL's revenue or number of new fans reaches a certain threshold during the initial contract term. However, KOLs may decline automatic renewal by notice to the company prior to the expiration of the initial contract term but cannot terminate the agreement prior to the end of the contractual term.

(3)
We manage the online stores of and provide relevant training and advice to Ms. ZHANG.

(4)
Ms. ZHANG authorizes us to use her image, name and articles/photos published on her social media accounts free of charge.

(5)
We develop products for the brand created in collaboration with the KOL and market/sell those products through the KOL's social media accounts and our partnered online shops. The KOL authorizes the use of her image and provide marketing services for us. We own the trademarks of the collaborated brands unless the parties choose to use the KOL's own existing registered trademark, in which case the KOL grants us the exclusive license to use her trademark free of charge. The KOL and us collectively have the ownership and IP rights for the collaborated clothing brands.

(6)
We have the right to use and manage the KOL's social media accounts. The KOL authorizes us to use her name, image and articles/photos published on her social media accounts free of charge.

(7)
We plan, design and develop products for Ms. YANG and market/sell those products through Ms. YANG's social media accounts and our partnered online shops. Ms. YANG authorizes the use of her image and provides marketing, sales planning and other related services for us. We act as agent for Ms. YANG and are authorized to manage her activities involving advertisements and performing arts or relating to her public image.

(8)
We are authorized to manage Ms. PIAO's commercial activities. Ms. PIAO has confirmed that she is not bound by any similar agreement with any third party and that she will be responsible for any damages to third parties caused by her entering into this agreement. Ms. PIAO grants us the exclusive license to use her name and image in commercial activities free of charge.

(9)
Both parties have the right to use and manage Ms. PIAO's Weibo account, which was created prior to this agreement. Any other social media accounts created by Ms. PIAO pursuant to our arrangement shall be owned by us.

Identification, Cultivation and Management of Our KOLs

        We seek to identify talented KOLs to attract more fans and potential customers. To this end, we capitalize on our extensive experience in the industry. Our founders started cooperating with KOLs to sell products on online marketplaces in 2014 and have experienced a rapid growth since then. Our success lies in the ability to identify and bring to our ecosystem talented KOLs that we believe have strong potential. We scout new KOLs via social media, such as Weibo, WeChat, Tik Tok and various other social media platforms. Our selection criteria include number of fans, skills to interact with fans, personal charisma, attitude, market tactics and distinctive character.

        We invest in KOLs through training, professional support and online marketing efforts to increase their exposure on social media platforms. We offer training courses, such as styling, photography and photo editing, still modeling, clothing selection, use of social media, supply chain fundamentals and e-commerce fundamentals. It usually takes us five to eight months to develop a KOL.

        In order to avoid negative publicity and maintain our brands' reputation, we manage and monitor our KOLs' social media platforms closely. We have the right to terminate the cooperation agreements or employment agreements with our KOLs who are involved in any inappropriate conducts that would damage our reputation.

Marketing and Fashion Capabilities to Support Our KOLs

        We provide marketing support to our KOLs, including social media planning capabilities, AI solutions, and data analytics.

        We identify social media platforms that our intended audience is most likely to visit and design advertising campaigns crafted to have the most impact on the targeted audience. Our social media planning capabilities enable us to strategically target the reach of online advertising campaigns. We also engage in search engine optimization and marketing for our online stores.

        We worked with our investee company to developed a proprietary AI system, DeepFashion, which assists KOLs with clothing design and selection. In addition, by leveraging AI solution, we help KOLs to produce creative content to be used on their respective social media platforms as well as our online stores. We operate an in-house, professional photography studio in Hangzhou to create digital product images for product features, promotions and advertising campaigns. We also employ a team of copywriters who produce product descriptions and related content, such as consumers' guides, sizing charts, product tours and comparison shopping tools.

        Moreover, we use the data we collect from our database and reporting system to understand customers' online shopping habits and apply these insights to help KOLs to create impactful marketing campaigns. We believe performance-based marketing is key in boosting visitor traffic on KOLs' social medial platforms and our online stores and increasing conversion and overall transaction volume.

Our Customers

Consumers

        Under the full-service model, our customers are consumers who purchase our products on our online stores. We had a dedicated customer service team of 154 personnel as of September 30, 2018. Our customer service team responds to inquiries made through our online stores and handles customer complaints. We assign one manager to each KOL online store to handle daily operations and customer communication. In particular, pre-sale questions relating to product details comprise most of the questions we receive from customers, and we believe that a great pre-sale customer service experience could encourage customers' purchases.

        We provide our consumers product warranties and return policy. As most of our online stores are opened on Taobao, we typically accept Taobao's consumer protection agreement, which provides that within 15 days of receipt of product the consumer can return the product and obtain a refund if the product has quality issues or does not match the description. In addition, our online stores typically promise that within seven days of receipt of product the consumer can return the product without specifying reasons. Orders placed by consumers on our online stores may also be cancelled for various other reasons. First, Taobao's settlement system will cancel the order if the buyer fails to make a payment within one day after placing an order. Second, Taobao's settlement system will also cancel the order and refund the buyer if (i) the buyer has paid but the seller fails to put the product in transit within 72 hours after the buyer's payment or a predetermined timeframe, (ii) the buyer did not receive the product and the seller fails to respond to the buyer's inquiry within five days after receiving such inquiry, or (iii) the buyer has paid but the seller fails to notify Taobao that the product has been delivered within 365 days after the buyer's payment. The consumer can also cancel the order and receive a refund if he or she did not receive the product on the expected delivery date. Our order cancellation rate was approximately 23.3% and 16.1% and our product return rate was approximately 11.4% and 18.7% in fiscal year 2018 and the first half of fiscal year 2019. We did not experience any material product recall orders, penalties, claims or customer complaints due to product quality issues for fiscal years 2017 and 2018 and the first half of fiscal year 2019.

Brands and Online Retailers

        Under the platform model, our customers are brands and other online retailers, who use our KOLs to promote and sell their products and services. As of September 30, 2018, we cooperated with over 350 brands and 24 other online retailers.

Our Suppliers

        We outsource the manufacturing process to third-party manufacturers and we manage sales orders and payment collection through our proprietary ERP system, which integrates with our other technology platforms to help ensure smooth online transactions. As such, our suppliers mainly include fabric suppliers, wholesaler clothing providers, manufacturers and logistics service providers. As of September 30, 2018, we had over 700 fabric suppliers, wholesale clothing providers and manufacturers on our supplier list who had worked with us and with which we expect to continue our business relationship in the near future. We carefully evaluate market demands for each product based on KOLs' interaction with their fans and other marketing intelligence and we take a conservative approach to minimize our inventory risk.

Fabric Suppliers, Wholesale Clothing Providers and Manufacturers

  Fabric Suppliers and Wholesale Clothing Providers

        Our designers work closely with trendy wholesale clothing providers and fabric suppliers to source sample clothes and fabrics required for mass production. We invite our KOLs to try on these sample clothes, and we make alterations, adjust sizes and patterns, and add decorations and other personal elements on these sample clothes to highlight each KOL's personal style. In addition, we leverage our AI solution, DeepFashion, to improve design process by critiquing design choices and providing alternatives after considering design variables. Our KOLs wear these tailor-made sample clothes and post pictures on their social media spaces inviting comments and feedback.

        We enter into framework agreements with fabric suppliers and wholesale clothing providers which set out key terms, including quality standards, process requirements, delivery methods, packaging, quality assurance process, payment methods, exclusivity as to certain fabrics and sample clothes, service periods and other standard terms. We are typically required to prepay 30% of the purchase price to the fabric suppliers and wholesale clothing providers. In addition to framework agreements, we place orders one-off in nature that specify good specification, quantity, price, delivery time and location.

  Manufacturers

        By taking into consideration KOLs' and fans' feedback, we decide which items are more attractive and popular and send them to third-party manufacturers for commercial production. We engage third-party manufactures to produce our self-designed products, primarily including apparel, accessories and cosmetics. We typically allow manufacturers to source their own materials and fabrics according to our specifications, and provide fabrics to manufacturers where we have special requirements as to the products.

        We enter into framework agreements with manufacturers which set out key terms, including work allocation, quality and technology standards, packaging, delivery methods, risk allocation, quality control process, payment methods, service period and other standard terms. In addition to framework agreements, we place orders one-off in nature that specify product specification, quantity, price, delivery time and location. We evaluate each manufacturer's performance after each transaction based on a variety of factors, such as timely delivery of products, costs effectiveness, product quality, sufficiency of working capital and satisfactory communication. In addition, we conduct annual review of each of our manufactures to decide if such manufacturer is suitable for future cooperation. For fiscal years 2017 and 2018, respectively, purchases of goods from our top five suppliers accounted for 26.0% and 20.9% of our total purchase amount.

Logistic Service Providers

        We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. For example, we engage a number of trustworthy logistics service providers, including SF Express, one of the largest express delivery services in China. We are able to achieve delivery within 32 hours across China, except for certain rural areas in Xinjiang and Tibet.

        We track and manage logistics on our enterprise resource planning system, or ERP system. It not only ensures smooth logistics but also manages the entire fulfillment process, including procurement, order tracking, production, logistics and payment receipt. For more details, please see "—Technology—Management Systems—ERP System".

Selection Process and Quality Control

        We have a prudent supplier selection process, which involves trustworthy referral, background check, preliminary review, on-site visit, trial production and sampling, and the team in charge usually consists of product managers, supplier management staff, quality control staff and internal control staff. We conduct an overall evaluation of each supplier's facility capacities, worker qualifications, raw material quality, cost structure, production plans and technological capabilities.

        We strictly follow our internal quality control and assurance policies throughout the sourcing and production process. Our quality control team conducts site visits at the manufacturers' facilities and monitors closely the quality of fabrics, materials and finished products as well as the manufacturing process. We also examine product samples at the production testing stage to try to make sure they satisfy all requirements set forth in the agreements before mass production.

Warehouse Management

        We operate two warehouses with an aggregate gross floor area of approximately 59,470 sq.m. in Zhejiang province. Our warehouses cater to different raw materials, product categories and brands. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. We purchased a warehouse management system, or WMS, which is customized to account for variance in arrangements between KOLs and their respective consumers and differences in product specifications, and we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics services provider for delivery to a consumer. For more details about our WMS, please see "—Technology—Management Systems—WMS". In addition, we leased and installed an automated warehouse system in one of our warehouses that features automatic storage and retrieval handling. This system not only improves management efficiency of the warehouse but also increases the capacity of the warehouse by approximately three times. During the week following Singles Day in 2018, our warehouse management system processed over 564,000 orders, showcasing our ability to support an enormous flow of transaction and order traffic.

        We have a dedicated team of 28 employees and 202 contractors responsible for warehouse management and processing. They also closely monitor the speed and service quality of the logistics services providers through consumer surveys and feedbacks from consumers to help ensure their satisfaction.

Technology

        In the emerging new retail industry, technology is key to our success in achieving efficiency for our business, improving the user experience, and enabling innovation. We have made significant investments and plan to continue to investing in developing our technology platform to deliver solutions that aim to address e-commerce needs for our brand partners. The principal components of our technology infrastructure include:

  Big Data Analytics

        As we operate a unique full-service model and provide end-to-end solutions, we have access to all kinds of data throughout the entire value chain in the KOL ecosystem. We collect and analyze a massive amount of data daily through tracking fashion posts and images on social media and brands' official websites, and we also collect and analyze historical sales records and our consumer profiles on Taobao. With such data, we are able to provide satisfactory products and services to our fans, consumers, brands and other customers, and to understand and meet their changing needs. In addition, we collect and analyze our warehousing and shipment data to design a more efficient logistics plan.

  AI Solutions

        With access to a massive amount of data we have accumulated over time, we believe we are in a unique position to develop innovative AI solutions for the benefits of our e-commerce value chain. We have utilized AI solutions, including DeepFashion and Smart Content.

  •
  DeepFashion:  We have worked with our investee company to develop DeepFashion. It improves the design process by critiquing design choices and providing alternatives after considering key design variables. DeepFashion establishes personalized databases for KOLs by collecting a massive amount of data daily by tracking fashion posts and images on social media and brands' official websites, and categorizing them according to different types, styles, fabrics, colors of apparel and different ways to match clothing. DeepFashion also integrates historical sales records of each category of apparel and clothes on Taobao for KOLs' and designers' reference. It not only guides KOLs' extensive recommendations on their social media platforms, creating fashion trends among fans, but also guides designers to launch new customized products on KOL online stores to fit variable demands of KOLs' fans.

    KOLs and designers can access our DeepFashion via both mobile application and computer webpage. It provides subscribers advanced functions. For example, subscribers can opt in or opt out of certain categories of apparel or certain online stores where they do or do not want to collect relevant images or historical sales records to create a customized database.

  •
  Smart Content:  We have worked with a technology company to develop Smart Content. It is a solution that helps KOLs to produce creative content to be used on their respective social media platforms as well as online stores. It contains a massive database of headings, content templates and pictures, and by leveraging AI algorithms, it is able to generate relevant sales and marketing languages efficiently and effectively.

        In addition, we are working with our investee company to develop Smart Fabric Detection. It is an AI solution that aims to improve fabric defect inspection by replacing human eyes with computer-based automatic inspection system to improve the fabric defect detection efficiency. Smart Fabric Detection system will consist of multiple smart visual sensors and an AI controller to detect defects on fabric rolls.

  Management Systems

  •
  WMS:  it is a real-time system that assists us in major aspects of our logistics operations, such as managing stock keeping units, palletizing, replenishing stocks, receiving and shipping merchandises, sorting and organizing inventories, keeping transaction records, pick-and-pack, and monitoring progress to increase efficiency. In addition, the WMS allows us to lower the cost of labor as it has the ability to follow operating procedure presets and automatically create and execute an action plan upon receiving an order.

  •
  ERP system:  it is a real-time proprietary technology that manages the entire transaction process, including procurement, order tracking, production, logistics and payment receipt. Our ERP system is built on an order management system, and is integrated with our WMS. It has the ability to consolidate and process orders from our various online stores. Once the order is processed, a notice is sent to our WMS to arrange for distribution and dispatch of the merchandise. Our ERP system also tracks order statuses, creates customer profiles, and manages post-sales services such as order canceling, product returns and refunds. These functions help us increase the efficiency and lower the cost of our order fulfillment process. In addition, KOLs are able to track the status of each product in their respective online stores, including its launch, pre-order amount, commercial production, warehouse arrival, delivery to consumers, historical sales record and other information that is helpful for KOLs to communicate with fans and consumers.

        As of September 30, 2018, we had a technology team with more than 45 engineers. Many of our engineers have post-graduate degrees and have prior working experience in leading internet companies in China. For fiscal years 2017 and 2018, our expenses related to IT department, which undertakes many of our research and development activities, amounted to RMB3.7 million and RMB11.7 million, respectively.

Marketing

        In addition to leveraging our KOLs' popularity and influence, we employ a variety of methods to attract potential fans, consumers, merchants and other ecosystem participants and promote our products, services and brands. Our marketing capabilities include a dedicated marketing team and word-of-mouth marketing. We have built a dedicated marketing team that is responsible for communicating with branded merchants and online stores on social media the effect of the marketing services of Ruhnn. We also leverage the influence of word-of-mouth, which is information from industry players and customers about our products, services or brands. We initiated a slogan "For KOL Sales, Look To Ruhnn" to attract more brands, merchants and other participants to join our KOL ecosystem. We believe our word-of-mouth strategies and campaigns encourage KOL ecosystem participants' engagement with our brands and drive their desire to purchase our products or use our services.

Competition

        We face competition principally from other China internet KOL facilitators in e-commerce. These competitors generate significant traffic and have established brand recognition, significant technological capabilities and significant financial resources.

        We compete to attract, engage and retain talented KOLs based on the wide range of training and professional support we provide. We also compete for motivated and effective talent and personnel, including product designers and engineers to develop compelling products and communication tools and functions for participants in our ecosystem.

        In addition, we compete to attract and retain brands, online retailers and other merchants based on our size and the engagement of fans and consumers, the effectiveness and value of the marketing services our KOLs offer, commission rates and the usefulness of the services we provide including data and analytics for potential customer targeting, cloud computing services and the availability of support services including payment settlement and logistics services.

        Based on the foregoing, we believe that our ability to compete effectively depends upon many factors, including the size, composition and engagement of our fan base, our ability to adjust to rapid advancements in technology and consumer tastes, the strength and reputation of our brands and our selling and marketing abilities, including targeted advertising and mobile marketing services.

Intellectual Property and Other Exclusive Rights

        We rely on a combination of trademark, fair trade practice, intellectual property laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. As of September 30, 2018, we had over 722 trademarks, and 24 domain names in China and overseas. As of the same date, we publicly filed 447 trademark applications in China and overseas.

        In addition, we rely on a number of exclusive rights, especially know-how, portrait rights, right of publicity on social media platforms, social media accounts and online store accounts. We also enter into confidentiality agreement with our employees, and we rigorously control access to our proprietary technology and information. As such, we believe the protection of our trademarks, copyrights, domain names, trade names, patents trade secrets, know-how, portrait rights, right of publicity or personality and other proprietary rights is critical to our business. For risk factors relating to our intellectual properties, please see "Risk Factors—Risks Relating to Our Business and Industry—We may not be able to adequately protect our intellectual property rights and exclusive rights."

Employees

        As of September 30, 2018, we had 956 full time employees, including 921 in Zhejiang and 35 in Shanghai. The table below sets forth the numbers of employees by functions as of September 30, 2018:

Function	Number of full time employees(1)	Percentage
KOL operations	424	44.3%
Product designers	152	15.9%
Content producers	123	12.8%
Others	149	15.5%
Supplier chain and logistics	223	26.3%
Customer service	154	16.1%
IT and R&D	45	4.7%
General and administrative	75	8.4%

Total	921	100.0%

(1)
The number of employees presented in this table does not include KOLs who only entered into cooperation agreements with us.

        We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

        Under PRC laws, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC laws to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to maximum amounts specified by local governments in China.

        We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Properties

        Our headquarters are located in Hangzhou, Zhejiang Province, and our principal warehouses are located in Haining, Zhejiang Province. As of September 30, 2018, we leased approximately 11,655 square meters of office space in Hangzhou and Shanghai and leased an aggregate of over 59,470 square meters of warehouses in Haining and Hangzhou, Zhejiang Province.

Insurance

        We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. We do not maintain other property insurance, business interruption insurance, general third-party liability insurance or key-man insurance. We believe the insurance coverage we maintain is in line with the industry. For risk factors relating to our insurance policies, please see "Risk Factors—Risks Relating to Our Business and Industry—We may not have sufficient insurance coverage".

Legal Proceedings

        We may in the future be involved in various legal or administrative claims and proceedings arising in the ordinary course of business. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim, which in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. For risk factors relating to legal or administrative proceedings, please see "Risk Factors—Risks Relating to Our Business and Industry—We may incur liability for counterfeit, unauthorized, illegal, or infringing products sold or misleading information available on our KOL sales and marketing platforms" and "—We may be subject to product liability claims that could be costly and time-consuming".

 REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

        Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC. In June 2017, the MOFCOM and the NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, effective in July 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally deemed as constituting a fourth "permitted" category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

        In June 2018, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective in July 2018. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in talent agency services falls within the Negative List.

        To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our relevant business in China. See "Risk Factors—Risks Relating to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations."

Draft Foreign Investment Law

        On January 19, 2015, MOFCOM published the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note containing important information regarding, among other things, the Draft Foreign Investment Law's drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in the PRC controlled by foreign investment enterprises, or FIEs, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime, which comprises the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on PRC companies listed or to be listed overseas. The Draft Foreign Investment Law will regulate FIEs in the same way as PRC domestic entities are regulated, except for those FIEs that operate in industries deemed to be either foreign "restricted" or "prohibited." The Draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIEs operating in foreign restricted or prohibited industries may not be able to continue their operations through contractual arrangements.

        The Draft Foreign Investment Law is expected to apply to VIEs, but the specifics of the application have yet to be formally proposed. MOFCOM suggests both registration or approval as potential options for the regulation of VIE structures, depending on whether they are "Chinese" or "foreign-controlled." One of the core concepts of the Draft Foreign Investment Law is "de facto control," which emphasizes substance over form in determining whether an entity is "Chinese" or "foreign-controlled." This determination requires the consideration of the nature of the investors that exercise control over the entity. "Chinese investors" are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. "Foreign investors" are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. In its current form, the Draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain the controlling interest of a Chinese enterprise in a foreign restricted industry.

Regulations Relating to the Talent Agency Business

        Pursuant to the Regulation on the Administration of Commercial Performances (2016 Revision), which was promulgated by the State Council of the PRC, foreign investors are allowed to set up either Sino-foreign equity joint talent agencies in which Chinese investors must own at least 51% of the equity interest, or Sino-foreign cooperative talent agencies in which Chinese investors must have the dominant position. Wholly foreign-funded talent agencies are not allowed, except that investors from Hong Kong and Macao may establish wholly Hong Kong-funded or Macao-funded talent agencies in the mainland provided that such investors meet certain requirements. For example, the Hong Kong or Macao investor must be incorporated in Hong Kong or Macao and has engaged in substantive business operations for three years or more.

        To comply with the restriction on foreign investment in the talent agency business, we have operated our talent agency business through our VIE.

Regulations Relating to Online Data Processing and Transaction Processing Business (Operational E-commerce)

        The Regulations for Administration of Foreign-invested Telecommunications Enterprises, which was promulgated by the State Council of the PRC in December 2001 and subsequently amended in September 2008 and February 2016, respectively, set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry.

        In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an ICP license is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value- added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company's operational premises and equipment must comply with the approved coverage region on its ICP license, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP license holder fails to comply with the above requirements and also fails to remediate such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to impose administrative measures on such license holder, including revoking its ICP license.

        On June 19, 2015, the MIIT issued the Circular on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce), or the New E-commerce Circular, pursuant to which, foreign investors are allowed to hold up to 100% equity interest of an entity operating online data processing and transaction processing business (operational e-commerce) in China. While the New E-commerce Circular removed the shareholding percentage restriction for foreign investors in the online data processing and transaction processing business, foreign investors still need to satisfy certain stringent requirements under the Regulations for Administration of Foreign-invested Telecommunications Enterprises. For example, major foreign investors seeking to obtain the license for their online data processing and transaction processing businesses must have good track records and operating experiences in the value-added telecommunications service industry.

        Currently, there remain significant uncertainties with respect to the interpretation and implementation of the New E-commerce Circular as well as the application for the license regarding online data processing and transaction processing business by a wholly foreign funded enterprise in practice. For example, the term "operational e-commerce" is undefined in either the New E-commerce Circular or other relevant laws and regulations. Considering the uncertainty of the implementation of the New E-Commerce Circular, we will rely on contractual arrangements with our VIE to operate our operational e-commerce business in the future.

Regulations Relating to E-commerce

        China's e-commerce industry is at an early stage of development. In May 2010, the State Administration for Market Regulation, or the SAMR, formerly known as State Administration for Industry and Commerce, adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services. Under these measures, enterprises or other operators that are engaging in online commodities trading or other services and are registered with the SAMR or its local branches must make the information stated in their business licenses available to the public or provide links to their business licenses on their websites. Online distributors must adopt measures to ensure the safety of online transactions, protect online shoppers' rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above interim measures were replaced by the Measures for the Administration of Online Commodities Trading, which was issued by the SAMR on January 26, 2014 and became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. We are subject to such rules as a result of our online sales business.

        In January 2017, the SAMR adopted the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods. Pursuant to such interim measures, customers are entitled to return goods without reason, except for customized goods, fresh and perishable goods, delivered newspapers or periodicals, and audio-visual products, computer software and other digital products which are downloaded online or of which the packages have been opened by customers.

        On August 31, 2018, the Standing Committee of the National People's Congress promulgated the E-commerce Law of the PRC, or the new E-commerce Law, which will go into effect on January 1, 2019. The new E-commerce Law regulates e-commerce platform operators, or platform operators, as well as e-commerce operators who sell products or provide services on e-commerce platforms.

Specifically, the new E-commerce Law provides that e-commerce operators shall (i) register themselves as market subjects according to the law, except for individuals selling self-produced agricultural and sideline products or family handicrafts, applying their own skills in labor activities that are exempted from registration, or engaged in odd small-amount transaction activities that do not require any license under the law; (ii) fulfill their tax obligations and enjoy tax incentives in accordance with the law; (iii) always have information about its own business license, the administrative license issued for its business, and its status as a party that is not required to register itself as a market subject, or the link to a webpage with such information published in a prominent position on its homepage; (iv) bear the likely risks and responsibilities when commodities are in transit, except for when consumers select separate express logistics service providers; and (v) provide clear notice to consumers for tie-in sales and shall not set tie-in commodities or services as the default option. Further, e-commerce operators that possess dominant market positions shall not abuse their market dominance to eliminate or restrict competition.

        In addition, the new E-commerce Law provides that platform operators shall (i) verify and register the identity, address, contact and administrative license of e-commerce operators applying to sell commodities or provide services on its platform, establish registration archives and have them verified and updated regularly; (ii) record and save information released on its platform about commodities and services and deals concluded for a period of three years (unless otherwise stipulated), and ensure the completeness, confidentiality and availability of such information; (iii) use noticeable labels to clearly identify any business that it conducts on its own platform. A platform operator shall not impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by e-commerce operators, nor shall a platform operator charge e-commerce operators on its platform any unreasonable fees.

        If a platform operator knows, or should have known, that an e-commerce operator has conducted acts infringing on the legitimate rights and interests of consumers, but the platform operator fails to take any necessary measure, the platform operator shall be held jointly and severally liable with the e-commerce operator. Where a platform operator fails to examine the qualifications of the e-commerce operators on its platform or fails to protect the safety of its consumers in respect of goods or services that may affect the consumer's health, the platform operator shall bear corresponding liability to the consumers. Where a platform operator fails to take necessary measures against violations of intellectual property rights by e-commerce operators on its platform, the administrative department for intellectual property may order the platform operator to make corrections within the required time limit; where it fails to make corrections within the required time limit, the platform operator may face administrative fines of up to RMB2 million.

Regulations Relating to Foreign Trade

        Pursuant to the Foreign Trade Law of the PRC (revised in 2016), which was promulgated by the Standing Committee of the National People's Congress on May 12, 1994, amended on April 6, 2004 and further amended on November 7, 2016, a foreign trade dealer engaged in import or export of goods or technologies shall register with the authority responsible for foreign trade under the State Council of the PRC or its authorized bodies. Where a foreign trade dealer fails to register as required, the Customs authority shall not process the declaration and clearance procedures for the imported or exported goods.

Regulations Relating to Tort Liability, Product Quality and Consumer Protection

        The Tort Liability Law of the PRC was enacted by the Standing Committee of the National People's Congress on December 26, 2009. Under this law, in the event of damage arising from a defective product, the victim may seek compensation from either the manufacturer or seller of such a product. If the defect is caused by the seller, the manufacturer shall be entitled to seek full reimbursement from the seller upon compensation of the victim.

        The PRC Product Quality Law (revised in 2009) applies to all production and sales activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any manner, including forging brand labels or giving false information regarding a product's manufacturer. Violations of state or industrial standards for health and safety and any other related requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or revocation of business license and confiscation of products that were illegally produced and sold as well as the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person's property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation for damages caused by the manufacturer, the seller may seek full reimbursement from the manufacturer. Similarly, if the manufacturer pays compensation for damages caused by the seller, the manufacturer may seek full reimbursement from the seller.

        The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, or the amended PRC Consumer Protection Law, requires business operators to guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. The amended PRC Consumer Protection Law imposes even more stringent requirements and obligations on business operators selling goods or services through the internet. For example, consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. Failure to comply with the amended Consumer Protection Law may subject business operators to civil liabilities and, where crimes are committed during the infringement of the lawful rights and interests of consumers, criminal liabilities.

        As to legal liabilities of the platform operator, the amended PRC Consumer Protection Law set forth that, where a consumer's interest are prejudiced when purchasing products or services via an e-commerce platform, and the platform operator fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer may demand compensation from the platform operator. Once the online trading platform operator has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If the platform operator knew, or should have known, that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers, and the platform operator fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider.

        We are subject to the above laws and regulations as an online retailer of commodities and believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Pricing

        In China, only the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, business operators must display prices clearly and in accordance with the requirements set out by the relevant authority. Further, business operators must indicate the name, origin of production, specifications and other relevant information. Business operators shall not charge any price different from the displayed price or fees that are not explicitly indicated. Business operators must not engage in any specified unlawful pricing activities, such as colluding with others to manipulate the market price, using false or misleading prices to lure consumers into concluding a transaction, or conducting price discrimination against other business operators.

Failure to comply with the PRC Pricing Law may subject business operators to administrative sanctions such as the issuance of a warning, an order to make a rectification, confiscation of illegal gains, imposition of fines, suspension of business operations or revocation of business licenses under severe circumstances, as well as potential civil and criminal liabilities.

        We are subject to the PRC Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects.

Regulations Relating to Intellectual Property

        The Copyright Law of the PRC, promulgated in 1990 and revised in 2001 and 2010, and the Regulations on Computer Software Protection, promulgated by the State Council of the PRC on December 20, 2001 and revised on January 8, 2011 and January 1, 2013, provide protection to the rights and interests of computer software copyright holders. Pursuant to the Regulations on Computer Software Protection, software developed by PRC citizens, legal entities or other organizations is automatically protected immediately after its development, regardless of whether the software was published. A software copyright owner may register with the designated registration authorities and obtain a registration certificate, which serves as preliminary proof of ownership of the copyright and other registered matters. The operational procedures for the registration of software copyright and the registration of software copyright license and transfer agreements are set forth in the Measures on Computer Software Copyright Registration promulgated by the National Copyright Administration on February 20, 2002.

        Trademarks are protected by the Trademark Law of the PRC (Revised in 2013), which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council of the PRC on August 3, 2002 (Revised in 2014). Pursuant to the PRC Trademark Law, registered trademarks refer to trademarks registered with the Trademark Office under the SAMR, including trademarks for goods and services, collective trademarks and certification trademarks. The PRC Trademark Law has adopted a "first come, first file" principle with respect to trademark registration. A registration application may be rejected if the trademark concerned is identical or similar to another trademark which has already been registered or been given a preliminary examination and approval for use on similar or same kind of goods or services. No applicant may prejudice the existing rights of others, nor may any person register a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. A registered trademark is valid for a period of 10 years and can be renewed within 12 months prior to the expiry date. Each renewal of registration will be valid for 10 years.

        The PRC Trademark Law further provides that a trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the Trademark Office. The licensor shall supervise the quality of the goods on which the trademark is used, and the licensee shall guarantee the quality of such goods.

        The MIIT promulgated the Administrative Measures on Internet Domain Name, or the Domain Name Measures, on August 24, 2017. According to the Domain Name Measures, domain name owners are required to register their domain names with the domain name registries, which are supervised and administered by the MIIT. The domain name registration follow a "first come, first file" principle. Applicants for the registration of domain names are required to provide true, accurate and complete information in their application, including the identity of the domain name holder, as well as enter into registration agreements with the domain name registry. The applicant becomes the holder of the applied domain name upon the completion of the registration procedure.

        According to the Patent Law of the PRC (Revised in 2008), promulgated by the Standing Committee of the National People's Congress, and its Implementation Rules (Revised in 2010),

promulgated by the State Council of the PRC, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of the provincial, autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely "invention", "utility model" and "design". Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, from the date of application. The Chinese patent system adopts a "first come, first file" principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. The use of a patent without the consent of or a proper license from the patent owner constitutes an infringement of the owner's patent rights.

Regulations Relating to Foreign Exchange

        Under the PRC Regulations on Foreign Exchange Control, promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi may be converted into other currencies for the purpose of current account items, such as trade related receipts and payments and payment of interests and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for the purpose of capital account items, such as direct equity investments, loans and repatriation of investments, requires the prior approval from the SAFE or its local office. Payments for transactions that take place within the PRC must be made in Renminbi. Subject to the conditions and requirements set by the SAFE, PRC companies may repatriate or deposit overseas the foreign currency payments received abroad. Foreign-invested enterprises may retain foreign exchange proceeds from the current account items in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local office or sell the foreign exchange proceeds to a financial institution engaging in settlement and sale of foreign exchange pursuant to the relevant rules and regulations of the State. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except otherwise provided under the relevant rules and regulations of the PRC.

        Pursuant to the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Notice No. 59, promulgated by the SAFE on November 19, 2012 and amended on May 4, 2015, approval is not required for opening of foreign exchange accounts for direct investment or for conducting domestic transfer of the foreign exchange for direct investment. The SAFE Notice No. 59 also simplified the capital verification and confirmation formalities for FIEs, the foreign capital and foreign exchange registration formalities required for foreign investors to acquire equities of a Chinese company. The SAFE Notice No. 59 further improves the exchange settlement administration of the foreign exchange capital of foreign-invested entities.

        The Notice of the SAFE on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Notice No. 19, was promulgated on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Notice No. 19, a FIE may, in response to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange bureau has confirmed monetary contribution rights and interests (or for which the bank has registered the account-crediting of monetary contribution). For the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a FIE shall truthfully use its capital for its own operational purposes and within its scope of business; where an ordinary FIE makes domestic equity investments with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic reinvestment registration and open a corresponding Account for Foreign Exchange Settlement Pending Payment with the foreign exchange bureau (bank).

        According to Circular 16, all enterprises registered in PRC may convert their foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) to Renminbi on a self-discretionary basis. The Circular 16 reiterates the principle that a company may not use Renminbi converted from foreign currency-denominated capital directly or indirectly for purposes beyond its business scope, for investments in securities or for other investments with the exception of principal-guaranteed bank financial products within the PRC unless otherwise specifically provided. Further, the converted Renminbi shall not be used to make loans for related companies unless it is within the business scope or to build or purchase any real estate that is not for the company's own use unless the company's business is in real estate.

        SAFE Circular 37 promulgated by the SAFE in July 2014, requires PRC residents or entities to register with the SAFE or its local branch their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of its basic information (including change of such PRC citizens or residents, name and operation term, and etc.), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions, etc.

        SAFE further enacted the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Notice 13, on February 13, 2015, which allows PRC residents or entities to register with qualified banks their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 will continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. Further, the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

        All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the qualified banks as required by SAFE Circular 37.

        On January 26, 2017, SAFE issued the Notice on Further Promoting the Reform of Foreign Exchange Administration and Improving Authenticity and Compliance Review, or the SAFE Notice 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including the requirements that: (i) under the principle of genuine transaction, banks shall review board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for losses incurred in previous years before remitting the profits. Moreover, pursuant to SAFE Notice 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Dividend Distribution

        The principal laws and regulations regulating the distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as amended in 1999, 2004, 2005 and 2013, the Wholly Foreign-owned Enterprise Law of the PRC promulgated in 1986 and last amended in 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and last amended in 2016 and its implementation regulations promulgated in 1983 and last amended in 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and last amended in 2017 and its implementation regulations promulgated in 1995 and last amended in 2017. Under the current regulatory regime in the PRC, FIEs in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. Except otherwise provided by the laws regarding foreign investment, a PRC company is required to set aside at least 10% of its after-tax profit as general reserves until the cumulative amount of such reserves reaches 50% of the company's registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Employment and Social Warfare

        The Labor Contract Law, which was implemented on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force employees to work beyond the time limit, and employers shall pay employees for overtime work in accordance with national regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to employees in a timely manner. In addition, according to the Labor Contract Law: (i) an employer must pay an employee double income if the employer fails to enter into an employment contract with the employee after the lapse of more than one month but less than one year from the date of employment, and, if the failure to enter into an employment contract persists for more than one year, the parties will be deemed to have entered into a labor contract with an "unfixed term"; (ii) employees who fulfill certain criteria, including having worked for the same employer for ten years or more, may demand that the employer execute a labor contract with them with an unfixed term; (iii) employees must adhere to regulations in the labor contracts concerning commercial confidentiality and non-competition; (iv) if an employee breaches the provisions concerning term of services in the labor contract, an employer may seek an amount of compensation not exceeding the cost of training the employee; (v) employees may terminate their employment contracts with their employers if their employers fail to make social insurance contributions in accordance with the law; (vi) employers who demand money or property from employees as guarantee may be subject to a fine of more than RMB500 but less than RMB2,000 per employee; and (vii) employers who intentionally deprive employees of any part of their salary must, in addition to their full salary, pay such employees compensation ranging from 50% to 100% of the amount of salary so deprived if they fail to pay the salary deprived within the period specified by the labor administration authorities.

        According to the Labor Law of the PRC, promulgated on July 5, 1994 and effective on January 1, 1995 and amended on August 27, 2009, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety and sanitation as well as other relevant articles of labor protection, and educate laborers in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with standards prescribed by the State.

        As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council of the PRC issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council of the PRC promulgated on December 14, 1998, The Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities, and any employer that fails to contribute may be fined and ordered to make the payment within a prescribed time limit.

        According to the Regulations on the Management of Housing Provident Funds, which was promulgated by the State Council of the PRC in 1999 and amended in 2002, newly established enterprises must register at the competent housing provident fund managing center. These enterprises shall then use the verification documents provided by such managing center to open housing provident fund accounts for their employees at the relevant bank. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations Relating to Tax

        On March 16, 2007, the National People's Congress promulgated the Law of the PRC on Enterprise Income Tax, which was amended on February 24, 2017, and on December 6, 2007, the State Council of the PRC enacted The Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose "de facto management body" is located in the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose de facto management body is located outside the PRC, but have either established institutions or premises in the PRC or have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, enterprises are subject to a uniform corporate income tax rate of 25%. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

        The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, promulgated by the SAT on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether an overseas China-funded enterprise shall be identified as a resident enterprise of the actual organizational management within the territory of the PRC, and shall be subject to relevant taxation management and collection of enterprise income tax on its income derived from within and out of the territory of the PRC.

        As noted, the EIT Law provides that an income tax rate of 10% will be applicable to dividends or other gains received by investors who are "non-resident enterprises" and who meet the aforementioned requirements for the lower enterprise income tax rate. Such income tax on dividends may be reduced further by the tax treaties between China and the jurisdictions in which our non-PRC shareholders reside. Specifically, pursuant to an Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong enterprise (being the beneficial owner of dividends from a PRC enterprise) is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong enterprise receives from the PRC enterprise may be reduced to 5% subject to approval from the relevant tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or Notice No. 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a corporate structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Moreover, based on the Announcement on Certain Issues Concerning the Recognition of Beneficial Owners in Tax Treaties, which was issued on February 3, 2018 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and are thus not entitled to the above tax benefits.

        The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council of the PRC on December 13, 1993 and subsequently amended on November 10, 2008, February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance and the SAT on December 15, 2008 and subsequently amended on October 28, 2011 (collectively, the "VAT Law"). According to the VAT Law, all enterprises and individuals engaged in the sale of goods, provision of processing, repair and replacement services, and importation of goods within the territory of the PRC must pay value-added tax, or VAT. Other than exports (subject to 0% VAT rate) and certain products listed in the VAT Law (subject to 11% VAT rate), the sale and importation of goods were generally subject to a VAT rate of 17%. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, which became effective on May 1, 2018, the previous applicable VAT rate of 17% and 11% are adjusted to 16% and 10%, respectively.

        On January 1, 2012, the State Council of the PRC officially launched a pilot VAT reform program, or the Pilot Program, which is applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of the business tax. The Pilot Program initially applied only to the transportation industry and "modem service industries", or collectively, the Pilot Industries, in Shanghai. The research and development and technical services and information technology services included in the Pilot Industries are subject to the VAT tax rate of 6%. Subsequently, the Pilot Program has been expanded to ten additional regions, including, among others, the Beijing and Guangdong provinces, and has been expanded nationwide for certain designated pilot industries. According to the Notice Regarding the Inclusion of the Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax, which was promulgated on April 29, 2014 and became effective on June 1, 2014, the entities and individuals providing telecommunications services within the territory of PRC shall pay VAT instead of business tax. The Trial Implementing Measures of the Conversion of Business Tax to Value-added Tax, or the Trial Implementing Measures, which was promulgated on March 23, 2016, amended on July 11, 2017 and became effective retroactively as of July 1, 2017, superseded the Notice Regarding the Inclusion of the Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax. The Trial Implementing Measures provides that VAT will be collected in lieu of business tax in all regions and industries.

Regulations on Stock Incentive Plans

        Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent and complete certain other procedures. The domestic qualified agent could be a PRC subsidiary of the overseas listed company. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering.

        In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other relevant PRC government authorities.

Regulations Relating to M&A

        On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading securities of such offshore special purpose vehicle on an overseas stock exchange.

        Our PRC legal counsel has advised us that based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the [Nasdaq Global Market]. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

 MANAGEMENT

Directors, Executive Officers and Senior Management

        The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
FENG Min	37	Founder and Chairman
SUN Lei (Ray)	39	Founder, Director and Chief Executive Officer
SHEN Chao (Eric)	38	Founder and Director
ZHANG Yi	31	Director and Chief Marketing Officer
JIN Fengchun	45	Director
SHAO Zhenxing	40	Director
TUNG Pen Hung	49	Director
CHENG Ke	36	Director and Chief Operating Officer
LI Shangzhen	38	Director and Vice President
CHI Zhenbo (Nick)	38	Chief Financial Officer
ZHOU Wen (Mac)	39	Vice President

        FENG Min, aged 37, is one of our founders and has served as the chairman of our board since October 2018. He also serves as the chairman of the board of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the chairman of the board of Hangzhou Ruhnn E-Commerce Company Limited, or Ruhnn E-Commerce. From January 2007 to November 2012, he was the general manager at Hangzhou Hedi Xiongjia Technology Company Limited. Prior to that, Mr. FENG worked in the information technology sector. He was the general manager at Nanjing Binhui Information Technology Company Limited from January 2006 to December 2006 and a manager at Zhejiang Zongheng Information Service Company Limited from September 2002 to December 2005. Mr. FENG received his bachelor's degree in Business Administration from Zhejiang University of Technology in 2002.

        SUN Lei (Ray), aged 39, is one of our founders and has served as our director and chief executive officer since October 2018. He also serves as a director and chief executive officer of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the general manager at Ruhnn E-Commerce. From January 2007 to November 2012, he was the vice general manager at Hangzhou Hedi Xiongjia Technology Company Limited. From January 2006 to December 2006, he was the vice general manager at Nanjing Binhui Information Technology Company Limited. From September 2003 to December 2005, he was the vice general manager at Hangzhou Zhijiang Network Technology Company Limited. Mr. SUN received his bachelor's degree in Computer Science from Zhejiang University in 2001, and he received his master's degree in Computer Science from Zhejiang University in 2006.

        SHEN Chao (Eric), aged 38, is one of our founders and has served as our director since October 2018. He also serves as a director of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the vice general manager at Ruhnn E-Commerce. From June 2011 to November 2012, he was the vice general manager at Hangzhou Lingsu E-Commerce Company Limited. Mr. SHEN also has over five years of experience as chief investment officer. He was the chief investment officer at Shanghai Chengwei Capital Company from September 2009 to May 2011. He was also the chief investment officer at Huadeng International Investment Group from August 2005 to August 2009. Mr. SHEN received his bachelor's degree in Finance from Tsinghua University in 2003, and he received his master's degree in Finance from Tsinghua University in 2005.

        ZHANG Yi, also known as ZHANG Dayi, aged 31, has served as our director and chief marketing officer since October 2018. She also has served as the chief marketing officer of Hangzhou Ruhnn since April 2016. She entered into a joint venture agreement with our VIE in April 2016 and holds 49% equity interest in the joint venture, which is a subsidiary of our VIE. From 2009 to 2016, she worked as a freelance model and created her own brand, Jupe Vendue, on Taobao in 2014.

        JIN Fengchun, aged 45, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since April 2016. Mr. JIN has over 11 years of experience in investment and securities. He has held various positions, including executive director, partner and deputy general manager, at Beijing Ruanyin Saifu Investment Consulting Company Limited and Saifu Investment Management Consulting (Shanghai) Company Limited since April 2010. He was a senior representative and director of Hongkong and Shanghai Banking Corporation Limited (Securities Business) Shanghai Representative Office from August 2007 to April 2010. Further, he was the executive director of Huaou International Securities Company Limited from August 2004 to April 2007. Mr. JIN also has over six years of legal experience. During his time at Huaou International Securities Company Limited, he was also the chief counsel. In addition, he was a senior paralegal at White & Case LLP from January 2004 to July 2004 and worked in Shenzhen Stock Exchange's legal department and audit department from August 2000 to January 2004. Prior to that, he was a clerk at the Civil Aviation Administration of China from July 1996 to January 2000. Mr. JIN received his bachelor's degree in Law from Peking University in 1996, and he received his Master of Laws from New York University in 2003.

        SHAO Zhenxing, aged 40, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since April 2016. He has also been the executive director at Junlian Capital Management Corporation Limited since April 2008. From March 2003 to June 2006, he was China National Electric Cable & Wire I/E Corporation's chief representative in Nigeria. Prior to that, he was an IBM certified professional at Beijing Donghua Xinrui Computer technology Company Limited from July 2000 to March 2003. Mr. SHAO received his bachelor's degree in Engineering from North China University of Technology in 2000, and he received his Master of Business Administration from The Chinese University of Hong Kong in 2008.

        TUNG Pen Hung, aged 49, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since December 2016. In addition, he has been the Chief Marketing Officer at Alibaba Group since January 2016. Previously, he was the Chief Executive Officer at VML China from October 2010 to January 2016. Prior to that, he was the Vice President of Marketing at PepsiCo China from October 2004 to October 2010. From 1995 to 2003, he worked in various companies, including Procter & Gamble, GigaMedia Limited and L'Oreal Paris. Mr. Tung received his bachelor's degree in Electrical Engineering from National Taiwan University in 1992, and he received his master's degree in Industrial Engineering from the University of Michigan, Ann Arbor in 1995.

        CHENG Ke, aged 36, has served as our director and chief operating officer since October 2018. He also has served as a director and chief operating officer of Hangzhou Ruhnn since April 2016. From December 2012 to March 2016, he was the chief operating officer at Ruhnn E-Commerce. Prior to that, he was the manager of the technology department at a number of firms, including Hangzhou Hedi Xiongjia Technology Company Limited from January 2008 to November 2012, Nanjing Binghui Information Technology Company Limited from January 2006 to December 2006, and Hangzhou Zhijiang Network Technology Company Limited from September 2003 to December 2005. Mr. CHENG received his bachelor's degree in Computer Science from Zhejiang University in 2003.

        LI Shangzhen, aged 38, has served as our director since October 2018. He also has served as a director of Hangzhou Ruhnn since December 2016. Mr. LI has considerable experience in supply chain management and marketing. He has served as the general manager of Hangzhou Ruhnn Supply Chain Management Company Limited since April 2016. He was the director of supply chain at Ruhnn

E-Commerce from December 2012 to April 2016. Prior to that, he was the manager of marketing department at Hangzhou Hedi Xiongjia Technology Company Limited from January 2007 to November 2012. He was previously the manager of the marketing center at Nanjing Binghui Information Technology Company Limited from June 2006 to December 2006. In addition, he was the manager of market department at Hangzhou Tongji Technology Application Company Limited from September 2002 to May 2006. Mr. LI received his diploma in Hotel Management from Zhejiang Shuren University in 2002.

        CHI Zhenbo (Nick), aged 38, has served as our chief financial officer since October 2018. He also serves as the chief financial officer, deputy general manager and secretary of board of directors of Hangzhou Ruhnn since February 2016. Prior to joining us, he was the vice general manager, chief financial officer and secretary of board of directors at Yongjie New Material Company Limited from August 2011 to November 2015. Prior to that, Mr. CHI held various positions at Pan-China Certified Public Accountants from July 2002 to July 2011, including auditor, senior project manager and manager. Mr. CHI is a certified public accountant and a senior accountant. In 2002, he obtained a bachelor's degree in Accounting from Ningbo University.

        ZHOU Wen (Mac), aged 39, has served as our vice president since July 2018. Prior to joining us, Mr. ZHOU was the deputy general manager at Better Sun Education Group Limited from December 2017 to June 2018. Previously, Mr. ZHOU was the China chief financial officer at Australian Capital Equity Pty Limited from May 2017 to December 2017. Prior to that, he was the chief accounting officer at Sky Solar Holdings Limited (Nasdaq:SKYS) from July 2012 to April 2017. Further, from August 2001 to July 2012, he was a senior audit manager at PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Mr. ZHOU received his bachelor's degree in International Economics and Trade from Shanghai International Studies University in 2001 Mr. ZHOU is a certified public accountant in China.

Duties of Directors

        Under Cayman Islands law, all of our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Appointment, Nomination and Terms of Directors

        [Pursuant to our articles of association as we expect them to be amended and become effective upon completion of this offering, our board of directors will be classified into [three] classes of directors designated as Group I, Group II and Group III, each generally serving a [three]-year term unless earlier removed. Our articles will provide that upon completion of this offering, the Group I directors will initially consist of            ,             and            ; the Group II directors will initially consist of            ,            and            ; and the Group III directors will initially consist of             ,            and            . Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than            directors. The remaining members of the board of directors, if applicable, will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting.

        If a director nominee is not elected by our shareholders or departs our board of directors for any reason, the party or group entitled to nominate that director has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement director nominee will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged.]

Board Committees

        Our board of directors has established [an audit committee, a compensation committee, and a nominating and corporate governance committee]. As a foreign private issuer, we are permitted to follow home country corporate governance practices under [the Nasdaq Stock Market Rules].

Audit Committee

        At the time of the completion of this offering, our audit committee will initially consist of            ,             and             .            will be the chairman of our audit committee. We expect each of            and            to satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. We expect each of            and            to satisfy the requirements for an "independent director" within the meaning of [the Nasdaq Stock Market Rules] and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors.

        The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

  •
  [selecting, and evaluating the qualifications, performance and independence of, the independent auditor;

  •
  pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;

  •
  considering the adequacy of our internal accounting controls and audit procedures;

  •
  reviewing with the independent auditor any audit problems or difficulties and management's response;

  •
  reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;

  •
  reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;

  •
  establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  •
  meeting separately, periodically, with management, internal auditors and the independent auditor; and

  •
  reporting regularly to the full board of directors].

Compensation Committee

        Our compensation committee will initially consist of            ,             and            .            will be the chairman of our compensation committee. We expect            to satisfy the requirements for an "independent director" within the meaning of [the Nasdaq Stock Market Rules].

        Our compensation committee will be responsible for, among other things:

  •
  [reviewing, evaluating and, if necessary, revising our overall compensation policies;

  •
  reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;

  •
  reviewing and approving our executive officers' employment agreements with us;

  •
  determining performance targets for our executive officers with respect to our incentive compensation plan and equity-based compensation plans;

  •
  administering our equity-based compensation plans in accordance with the terms thereof; and

  •
  carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time].

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will initially consist of            ,             and            .             will be the chairman of our nominating and corporate governance committee. We expect            to satisfy the requirements for an "independent director" within the meaning of [the Nasdaq Stock Market Rules].

        Our nominating and corporate governance committee will be responsible for, among other things:

  •
  [selecting the board nominees for election by the shareholders or appointment by the board;

  •
  periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters].

Code of Ethics and Corporate Governance

        We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. We will make our code of ethics publicly available on our website.

        In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions. Our corporate governance guidelines also provide that any adoption of a new stock incentive plan and any material amendments to such plans will be subject to the approval of our non-executive directors. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our amended articles of association.

Qualification

        [There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.]

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time without remuneration for certain acts, such as a material breach of our company's employment principles, policies or rules, a material failure to perform his or her duties, misappropriation or embezzlement or a criminal conviction. We may also terminate any executive officer's employment without cause or due to a change of control event involving our company by giving written notice. In such cases, an executive officer is entitled to severance payments and benefits. An executive officer may terminate his or her employment at any time by giving written notice, in which case the executive officer will not be entitled to any severance payments or benefits.

        Our executive officers have also agreed not to engage in any activities that compete with us or to directly or indirectly solicit the services of any of our employees, for a certain period after the termination of employment. Each executive officer has agreed to hold in strict confidence any trade secrets of our company, including technical secrets, marketing information, management information, legal information, third-party business secrets and other kinds of confidential information. Each executive officer also agrees to perform his or her confidentiality obligation and protect our company's trade secrets in a way consistent with the policies, rules and practices of our company. Breach of the above confidentiality obligations would be deemed a material breach of our company's employment policies and we are entitled to seek legal remedies.

        We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

        We have entered into director agreements with each of our independent directors. These agreements set forth the services to be provided and compensation to be received by our independent directors, as well as the independent directors' obligations in terms of confidentiality, non-competition and non-solicitation. Pursuant to these agreements, the directorship of our independent directors will last until the earlier of (i) the date on which the director ceases to be a member of our board of directors for any reason or (ii) the date of termination of these agreements. Each party to a director agreement may terminate the agreement with 30 days' prior written notice or such shorter notice period as the parties may agree upon.

Compensation of Directors and Executive Officers

        The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

        For fiscal year ended March 31, 2018, we and our subsidiaries paid aggregate compensation and benefits of approximately RMB4.2 million (US$0.6 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers.

        In September 2018, one of our founders, FENG Min, settled the Ruhnn Investment Trust for our employee incentive scheme and donated 100% equity in Ruhnn Investment Limited, which holds 6,400,000 of our ordinary shares, to the trust. TMF Trust (HK) Limited serves as the trustee of the trust. The trust has an advisory committee that has committee powers with respect to the management and disposition of the trust assets as well as the power to appoint and remove beneficiaries of the trust. FENG Min serves as the initial member of the advisory committee.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information with respect to beneficial ownership of our ordinary shares by:

  •
  each of our directors and executive officers;

  •
  our directors and executive officers as a group; and

  •
  each person known to us to own beneficially 5.0% or more of our ordinary shares.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

        The calculations in the table below assume there are 319,406,760 ordinary shares outstanding immediately prior to the completion of this offering, and reflect the issuance by us of           ordinary shares in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†	Number	%†
Directors and Executive Officers:*
FENG Min(1)	106,417,125	33.31%
SUN Lei (Ray)(2)	53,054,750	16.61%
SHEN Chao (Eric)(3)	24,262,375	7.60%
ZHANG Yi(4)	10,370,000	3.25%
JIN Fengchun	—	—
SHAO Zhenxing	—	—
TUNG Pen Hung	—	—
CHENG Ke	—	—
LI Shangzhen	—	—
CHI Zhenbo (Nick)	—	—
ZHOU Wen (Mac)	—	—
Directors and executive officers as a group	194,104,250	60.77%
Principal Shareholders:
Ruhnn1106 Investment Limited(5)	100,017,125	31.31%
LEIYU Investment Limited(6)	53,054,750	16.61%
YangMing Investment Limited(7)	24,262,375	7.60%
Shanghai Yuanqiong Enterprise Management Company Limited(8)	31,130,000	9.75%
Taobao China Holding Limited(9)	31,110,600	9.74%
Tianjin Junlian Zhiru Enterprise Management Consulting Partnership (Limited Partnership)(10)	31,040,000	9.72%

*
Except as otherwise indicated below, the business address of our directors and executive officers is c/o 4F, Building 1, Blue Collar Garment Industrial Park, 7-1 North Hong Pu Road, Yu Hang District, Hangzhou 311100, People's Republic of China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) 319,406,760 which is the total number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this prospectus.

(1)
Represents (i) 100,017,125 ordinary shares held by Ruhnn1106 Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by FENG Min, and (ii) 6,400,000 ordinary shares held by Ruhnn Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. FENG Min is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited.

(2)
Represents 53,054,750 ordinary shares held by LEIYU Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by SUN Lei (Ray).

(3)
Represents 24,262,375 ordinary shares held by YangMing Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by SHEN Chao (Eric).

(4)
Represents 10,370,000 ordinary shares held by China Himalaya Investment Limited, a limited liability company incorporated in the British Virgin Islands, wholly owned by ZHANG Yi, also known as ZHANG Dayi.

(5)
Ruhnn1106 Investment Limited is a limited liability company incorporated in the British Virgin Islands and the registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Ruhnn1106 Investment Limited is wholly owned by FENG Min.

(6)
LEIYU Investment Limited is a limited liability company incorporated in the British Virgin Islands and the registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. LEIYU Investment Limited is wholly owned by SUN Lei (Ray).

(7)
YangMing Investment Limited is a limited liability company incorporated in the British Virgin Islands and the registered address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YangMing Investment Limited is wholly owned by SHEN Chao.

(8)
Shanghai Yuanqiong Enterprise Management Company Limited is a limited liability company incorporated in the PRC and the registered address is c/o 1st floor, Building 1, 251 Yaohua Road, Shanghai Pilot Free Trade Zone, China. Shanghai Yuanqiong Enterprise Management Company Limited is a subsidiary of Xiamen Saifu Equity Investment Partnership (Limited Partnership), a limited partnership established in the PRC.

(9)
Taobao China Holding Limited is a limited liability company incorporated in Hong Kong and the registered address is c/o 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Taobao China Holding Limited is wholly owned by Taobao Holding Limited, an exempted company incorporated in the Cayman Islands. Taobao China Holding Limited is wholly owned by Alibaba Group Holding Limited, a public company listed on the New York Stock Exchange (NYSE:BABA).

(10)
Tianjin Junlian Zhiru Enterprise Management Consulting Partnership (Limited Partnership) is a limited partnership established in the PRC and the registered address is c/o Unit 2-744, Section 7, Haifeng Logistics Park, 601 Luoyang Road, Dongjiang Free Trade Port Zone, Tianjin, China.

Historical Changes in Our Shareholding

        See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements with our Variable Interest Entity and its Shareholders

        See "Our History and Corporate Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Other Transactions with Related Parties

  Transactions with Hangzhou Ruhnn

        Hangzhou Ruhnn is the former owner of our VIE. We borrowed loans from Hangzhou Ruhnn in the amount of RMB275.1 million and RMB320.1 million (US$50.9 million) as of March 31, 2017 and 2018, respectively. The loan bears an interest rate of 1.5% per annum and could be settled on demand before December 31, 2016. Interest due under this related party loan was waived by Hangzhou Ruhnn starting from January 1, 2017. As such, interest expense to Hangzhou Ruhnn were RMB1.2 million and nil for fiscal years 2017 and 2018, respectively. As of March 31, 2017 and 2018, respectively, we had a total amount of RMB0.2 million and RMB0.3 million (US$0.05 million) due from Hangzhou Ruhnn, and we had a total amount of RMB285.6 million and RMB354.9 million (US$56.4 million) due to Hangzhou Ruhnn. For our plan to repay the amount due to Hangzhou Ruhnn, please see "Our History and Corporate Structure—Our History".

  Transactions with Dayi (Shanghai) Film Culture Studio

        Dayi (Shanghai) Film Culture Studio, or Dayi Studio, is owned by a non-controlling interest shareholder and our director, ZHANG Dayi. We engaged KOL services from Dayi Studio in the amount of RMB5.5 million and RMB42.1 million (US$6.7 million) in fiscal years 2017 and 2018, respectively. As of March 31, 2017 and 2018, respectively, we had a total amount of RMB4.5 million and nil due from Dayi Studio, and we had a total amount of nil and RMB19.7 million (US$3.1 million) due to Dayi Studio.

DESCRIPTION OF SHARE CAPITAL

        We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs are governed by our second amended and restated memorandum and articles of association, and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Cayman Companies Law, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital consists of 1,000,000,000 ordinary shares with a par value of US$0.000000001 each. As of the date of this prospectus, there are 319,406,760 ordinary shares issued and outstanding. Upon completion of this offering, we will have            ordinary shares issued and outstanding (or            ordinary shares if the underwriters exercise in full the over-allotment option).

        [Our shareholders have approved the adoption of a second amended and restated memorandum and articles of association, which we refer to as our post-listing articles, which will become effective upon completion of this offering and will replace our amended and restated memorandum and articles of association in its entirety.] The following are summaries of certain material provisions of our post-listing articles and the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

        All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares to bearer.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

        Voting at any meeting of shareholders is by a show of hands, unless a poll is demanded by the chairman or one or more holders present in person or by proxy of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman of that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number of proportion of the votes recorded in favor of, or against that resolution.

        Procedural and administrative matters are those that are not on the agenda of the general meeting and relate to the chairman's duties to maintain the orderly conduct of the meeting or allow the business of the meeting to be properly and effectively dealt with, while affording all shareholders a reasonable opportunity to express their views.

Transfer of Shares

        Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in any usual or common form or any other form approved by our board of directors, executed by or on behalf of the transferor (and if the directors so require, signed by the transferee).

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share irrespective of whether these shares are fully paid up or is subject to a company lien.

        If our directors refuse to register a transfer, they shall within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Winding Up

        On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        The liquidator may, with the sanction of a special resolution of our shareholders, divide amongst the shareholders in species or in kind the whole or any part of the assets of our Company, and may for such purpose set such value as the liquidator deems fair upon any property to be divided as aforesaid and may determine how the division shall be carried out as between our shareholders or different classes of shareholders.

        We are a "limited liability" company registered under the Cayman Companies Law, and under the Cayman Companies Law, the liability of our shareholders is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Redemption, Repurchase and Surrender of Ordinary Shares

        We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders (but no repurchase may be made contrary to the terms or manner recommended by our directors), or as otherwise authorized by our post-listing articles. Under the Cayman Companies Law, the redemption or repurchase of any share may be paid out of our Company's profits, out of share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders (or any of them) for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

General Meetings of Shareholders

        As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Law to call shareholders' annual general meetings. [Our post-listing articles provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.]

        [Shareholders' general meetings may be convened by a majority of our board of directors or by our chairman. Advance notice of at least ten business days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our Company.]

        The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. [Our post-listing articles provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-listing articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.]

Proceedings of Board of Directors

        [Our post-listing articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.]

        [Our post-listing articles provide that the board may from time to time at its discretion exercise all powers of our company to raise capital or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.]

Changes in Capital

        Our shareholders may from time to time by ordinary resolution:

  •
  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

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  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

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  sub-divide our existing shares, or any of them, into shares of a smaller amount; or

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  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

        Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Inspection of Books and Records

        Holders of our ordinary shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find More Information."

Exempted Company

        We are an exempted company with limited liability duly incorporated and validly existing under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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  an exempted company does not have any requirement for Cayman resident director or shareholder;

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  an exempted company's register of members is not open to inspection;

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  an exempted company does not have to hold an annual general meeting;

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  an exempted company may issue shares with or without nominal or par value;

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  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  an exempted company may register as a limited duration company; and

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  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We may follow home country practice for certain corporate governance practices after the closing of this offering which may differ from the [Nasdaq Global Market]. The [Nasdaq Stock Market Rules] require that every company listed on the [Nasdaq Global Market] hold an annual general meeting of shareholders. In addition, our post-listing articles allow our directors to call extraordinary general meetings of our shareholders pursuant to the procedures set forth in our post-listing articles.

Differences in Corporate Law

        The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent statutory enactments in England and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of England. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a company and the vesting of the undertaking, property and liabilities of such companies to the company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together, among other things, with a declaration as to the solvency of the or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Law. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separately from the statutory provisions relating to mergers and consolidations, the Cayman Companies Law also contain statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

        The Cayman Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months of the offer being made, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

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  an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

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  an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

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  an act which constitutes a "fraud on the minority" where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

        The Cayman Companies Law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against dishonesty, willful default or fraud. [Our post-listing articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our post-listing articles.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

        Some provisions of our post-listing articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-listing articles, as amended and restated from time to time, for a proper purpose and in what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. [Our post-listing articles allow our shareholders holding in aggregate not less than one-third of the votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Our post-listing articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.] As a Cayman Islands exempted company, we are not obligated by law to call shareholders' annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, [but our post-listing articles do not provide for cumulative voting.] As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under our post-listing articles, directors may be removed by ordinary resolution of our shareholders.]

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the fiduciary duties owed by our directors do require that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

        Under the Cayman Companies Law, our company may be wound up by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. [Under our post-listing articles, if our share capital is divided into more than one class of shares, we may materially and adversely vary the rights attached to any class only with the consent in writing of the holders of not less than three-fourths of the shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.]

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law and our articles, our articles may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our post-listing articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-listing articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

        [Under our post-listing articles, our board of directors is empowered to issue or allot shares or grant [options, restricted shares, RSUs], share appreciation rights, dividend equivalent rights, warrants and analogous equity-based rights with or without preferred, deferred, qualified or other special rights or restrictions. In particular, pursuant to our post-listing articles, our board of directors has the authority, without further action by the shareholders, to issue all or any part of our capital and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions therefrom, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our ordinary shares.]

History of Securities Issuances

        The following is a summary of our securities issuances since our incorporation.

Ordinary Shares

        We were incorporated in the Cayman Islands as an exempted limited liability company on May 11, 2018. We issued one ordinary share to the incorporation agent, which was transferred on the same date to Ruhnn1106 Investment Limited, a limited liability company wholly owned by FENG Min. On the same day, we issued 99 ordinary shares to Ruhnn1106 Investment Limited.

        In October 2018, the above 100 ordinary shares were divided into 1,000,000,000 ordinary shares through a share split.

        In October 2018, we issued 319,406,660 ordinary shares to our founders and other pre-IPO investors for an aggregate consideration of approximately US$88.9 million.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

                    as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest a designated number of ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's office is located at          .

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the ordinary shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the ordinary shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of          to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

  Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's and/or its agents' expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

  Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such ordinary shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

        (i)  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

       (ii)  if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

  Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

        There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the "Depositary Receipt Sale and Purchase of Security" section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such ordinary shares.

        Ordinary shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited ordinary shares. The deposited ordinary shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying ordinary shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian's office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

  •
  to receive any distribution on or in respect of deposited securities,

  •
  to give instructions for the exercise of voting rights at a meeting of holders of shares, or

  •
  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

  •
  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying ordinary shares or other deposited securities, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

        The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued

(including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

  •
  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

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  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

  •
  an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

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  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares, ADRs or deposited securities;

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  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

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  in connection with the conversion of foreign currency into U.S. dollars,          shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

  •
  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

        and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

        The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

        If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

        By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

  (1)
  amend the form of ADR;

  (2)
  distribute additional or amended ADRs;

  (3)
  distribute cash, securities or other property it has received in connection with such actions;

  (4)
  sell any securities or property received and distribute the proceeds as cash; or

  (5)
  none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days' notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such ordinary shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered holder's name and to deliver such Share certificate to the registered holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

  •
  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

  •
  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw ordinary shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China (including the Hong Kong Special Administrative Region, the People's Republic of China) or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary's or our respective agents' direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of          . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

        The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People's Republic of China law, rules or regulations or any changes therein or thereto.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        The deposit agreement provides that, to the extent permitted by law, ADR holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver of the right to a jury trial contained in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company's or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

        The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of ordinary shares and (ii) deliver ordinary shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a "pre-release"). The depositary may receive ADSs in lieu of ordinary shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive ordinary shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the "applicant") to whom ADSs or ordinary shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the ordinary shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days' notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and ordinary shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

        By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.]

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the completion of this offering, we will have            ADSs outstanding representing approximately        % of our ordinary shares (or             ADS outstanding representing approximately        % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of            ordinary shares will be outstanding upon the completion of this offering.

        All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an "affiliate" of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares immediately prior to the completion of this offering are "restricted securities" as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

        Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while we will apply for the listing of our ADSs on [the Nasdaq Global Market], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

        We, [our executive officers, directors and shareholders] have agreed, subject to some exceptions, not to offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and certain existing shareholders and option holders, if applicable, may be sold subject to the restrictions under Rule 144 under the Securities Act or other exemptions from registration with the SEC or by means of SEC-registered public offerings.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately             ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of our ADSs on [the Nasdaq Global Market] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

        In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

 TAXATION

        The following is a general summary of certain Cayman Islands, People's Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax arrangement entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

        In March 2007, the National People's Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further define the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. While we do not consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and a 10% tax would be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

        The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This discussion deals only with ADSs and ordinary shares that are held as capital assets (generally, property held for investment) by a United States Holder (as defined below).

        As used herein, the term "United States Holder" means a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, any of the following:

  •
  an individual citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

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  a financial institution;

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  a regulated investment company;

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  a real estate investment trust;

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  an insurance company;

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  a tax-exempt organization;

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  a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

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  a trader in securities that has elected the mark-to-market method of accounting for your securities;

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  a person liable for alternative minimum tax;

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  a person who owns or is deemed to own 10% or more of our stock by vote or value;

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  a partnership or other pass-through entity for United States federal income tax purposes;

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  a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement; or

  •
  a person whose "functional currency" is not the United States dollar.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under "Taxation—People's Republic of China Taxation") will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

        Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which we will apply to list on the [Nasdaq Global Market]) will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See "—People's Republic of China Taxation." Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see "—Passive Foreign Investment Company" below).

        Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

        Distributions of ADSs, ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

        Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not believe we were a passive foreign investment company (a "PFIC") for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our VIE for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our VIE. If it is determined, contrary to our view, that we do not own the equity of our VIE for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

        The determination of whether we are a PFIC is made annually after the close of each taxable year. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

        In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares provided such ADSs or ordinary shares are treated as "marketable stock." The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares are regularly traded on a "qualified exchange or other market" (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the [Nasdaq Global Market] which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It is intended that only the ADSs and not the ordinary shares will be listed on the [Nasdaq Global Market]. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

        If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

        If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

        Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint bookrunners of this offering and as the representatives of the underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
UBS Securities LLC

Total

        The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America. The address of UBS Securities LLC is 1285 Avenue of the Americas, New York, NY 10019, United States of America.

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

Option to Purchase Additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional             ADSs from us at the public offering price listed on the cover page of this prospectus, less underwriter discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above.

Commissions and Expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent            % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	No exercise	Full exercise
Public offering price
Discounts and commissions paid by us

        [The underwriters have agreed to reimburse us for a certain portion of our expenses in connection with our initial public offering.]

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$             million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to US$             million.

Lock-Up Agreements

        We, [our executive officers, directors and shareholders] have agreed with the underwriters to certain lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions. Immediately after the completion of this offering, a total of            ordinary shares (representing approximately            % of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements or other restrictions on transfer. See "Shares Eligible for Future Sale."

        Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the underwriters, with our prior consent, agree to release or waive the restrictions set forth in a lock-up agreement with one of our directors or officers and provide us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver.

[Nasdaq] Listing

        Our ADSs have been approved for listing on the [Nasdaq Global Market] under the symbol "[RUHN]."

Stabilization, Short Positions and Penalty Bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [Nasdaq Global Market], the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

[Directed Share Program

        At our request, the underwriters have reserved up to            % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed share program will be administered by            . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Discretionary Sales

        [The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

        Australia.    This prospectus:

  •
  does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

  •
  does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations

Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

        As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

  Canada.

  Resale Restrictions

        The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

  Representations of Canadian Purchasers

        By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions;

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

  •
  where required by law, the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

  Conflicts of Interest

        Canadian purchasers are hereby notified that the underwriter is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

  Statutory Rights of Action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

  Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

  Taxation and Eligibility for Investment

        Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

        Dubai International Financial Centre, or the DIFC.    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

        European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of the ADSs to the public" in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

        Japan.    ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

        Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies)

per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

        Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

        Singapore.    This prospectus has not been registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this prospectus and any other documents or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, or (ii) to a relevant person pursuant to Section 275(1), or to any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the ADSs are subscribed or purchased under section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

        securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest in that trust shall not be transferred within six (6) months after that corporation or that trust has acquired the ADSs pursuant to an offer made under section 275 of the SFA except:

  (1)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (2)
  where no consideration is or will be given for the transfer;

  (3)
  where the transfer is by operation of law;

  (4)
  as specified in section 276(7) of the SFA; or

  (5)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Notification under Section 309B(1)(c) of the SFA:    We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        Taiwan.    The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

        United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

        United Kingdom.    This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

 EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

US$
SEC registration fee
[Nasdaq Global Market] listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total

        These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us in proportion to the numbers of ADSs sold in the offering by us, respectively.

 LEGAL MATTERS

        We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. Certain legal matters of United States federal securities and New York state law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Ogier. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Tian Yuan Law Firm. Simpson Thacher & Bartlett LLP and Ogier may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

        The consolidated financial statements as of March 31, 2017 and 2018 and for the two fiscal years ended March 31, 2018 of Hangzhou Hanyi E-Commerce Co. Ltd included in the prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts for the convenience of readers in the United States of America). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The balance sheet as of September 30, 2018 of Ruhnn Holding Limited included in this prospectus has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at Bund Center, 30th Floor, 222 Yan An Road East, Shanghai, the People's Republic of China.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Ruhnn Holding Limited

  Opinion on the Financial Statement—Consolidated Balance Sheet

        We have audited the accompanying consolidated balance sheet of Ruhnn Holding Limited (the "Company") as of September 30, 2018, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

  Basis for Opinion

        The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

October 19, 2018
We have served as the Company's auditor since 2018.

RUHNN HOLDING LIMITED

CONSOLIDATED BALANCE SHEET

September 30, 2018
RMB
ASSETS
Cash and cash equivalents	6

TOTAL ASSETS	6

COMMITMENTS AND CONTINGENCIES (Note 4)
SHAREHOLDERS' EQUITY
Common stock, US$0.01 par value per share, 100 shares authorized, 100 shares issued and outstanding	6

TOTAL SHAREHOLDERS' EQUITY	6

RUHNN HOLDING LIMITED

NOTES TO THE CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2018

1. Organization

        Ruhnn Holding Limited (the "Company") was incorporated in the Cayman Islands with limited liability on May 11, 2018, as the proposed listing entity for the purpose of the initial public offering ("IPO") to raise funds for the operation of Hangzhou Hanyi E-commerce Co., Ltd ("Hanyi E-Commerce") and its subsidiaries, which are controlled by the ultimate shareholders of the Company.

        On June 7, 2018, WuHan Investment Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company. On August 22, 2018, the Company established a fully owned subsidiary YiHnn (Hong Kong) Limited in Hong Kong, as an intermediary holding company which subsequently established a wholly owned subsidiary in the PRC, Hangzhou Yihan Technology Co., Ltd on September 17, 2018 for the Company's equity restructuring activities.

2. Summary of significant accounting policies

  Basis of Presentation

        The consolidated balance sheet was prepared in conformity with U.S. generally accepted accounting principles.

        Separate statements of operations, changes in shareholders' equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation, initial capitalization and establishment of subsidiaries for the Company's equity restructuring activities.

        The consolidated balance sheet includes the financial position of the Company and its wholly owned subsidiaries. All intercompany balances have been eliminated upon consolidation.

3. Shareholders' Equity

        As of September 30, 2018, the total authorized and issued share capital of the Company was USD1 consisting of 100 ordinary shares with a par value of USD0.01.

4. Commitments and contingencies

        The Company does not have any commitments or contingencies as of September 30, 2018.

5. Subsequent Events

        The Company has evaluated subsequent events though October 19, 2018, which is the date when the financial statement was issued.

        On October 4, 2018, total authorized shares of the Company changed to 1,000,000,000 with a par value of USD0.000000001. On the same date, the Company issued an additional 319,406,660 shares with the same par value of USD0.000000001 per share at a subscription amount of RMB558,995,348. As a result, total outstanding shares was increased to 319,406,760 on October 4, 2018.

        On October 4, 2018, in order to facilitate the payments of the subscription receivable to the Company, Hangzhou Ruhnn Holdings Co., Ltd ("Hangzhou Ruhnn"), the former parent entity of Hanyi E-Commerce agreed to return its capital to its institutional investors in the amount of their original investments in Hangzhou Ruhnn while these investors agreed to pay U.S. dollar equivalent of

RUHNN HOLDING LIMITED

NOTES TO THE CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2018

5. Subsequent Events (Continued)

such amounts to the Company as subscription price for the ordinary shares issued to them. It is contemplated that Hanyi E-Commerce will repay in installments the amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will use these funds to return its capital to the investors and the investors will consequently pay the subscription price of shares to the Company. The amount Hanyi E-Commerce owes Hangzhou Ruhnn approximately equates to the amounts Hangzhou Ruhnn agrees to return to its investors for subscription in ordinary shares of Ruhnn Holding. The restructuring agreements require Hangzhou Ruhnn to complete the return of their original investment and the investors to pay the subscription price to the Company no later than three months after the completion of the IPO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Hangzhou Hanyi E-Commerce Co., Ltd.

  Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Hangzhou Hanyi E-Commerce Co., Ltd. and its subsidiaries (collectively the "the Group") as of March 31, 2018, and 2017, the related consolidated statements of operations, comprehensive loss, changes in deficit and cash flows for each of the two years in the period ended March 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2018, and 2017, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

  Convenience Translation

        Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(f). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

  Basis for Opinion

        The consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

October 19, 2018
We have served as the Group's auditor since 2018.

Hangzhou Hanyi E-Commerce Co., Ltd

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2017	2018
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	21,368,512	9,713,466	1,544,738
Restricted cash	—	21,207,771	3,372,683
Accounts receivable, net of allowance for doubtful accounts of RMB11,530 and RMB294,242 as of March 31, 2017 and 2018, respectively	219,244	6,239,617	992,290
Inventories	234,579,197	320,383,465	50,950,759
Advances to suppliers, net of allowance for doubtful accounts of nil and RMB26,317,009 as of March 31, 2017 and 2018, respectively	40,977,476	24,694,549	3,927,187
Prepaid expenses and other current assets	31,237,821	30,295,221	4,817,866
Amounts due from related parties	4,649,205	295,000	46,914

Total current assets	333,031,455	412,829,089	65,652,437
Property and equipment, net	5,281,659	5,145,359	818,269
Intangible assets, net	—	3,740,000	594,774
Goodwill	—	1,002,000	159,349
Long-term investments	2,507,213	1,090,052	173,352
Other non-current assets	1,471,750	837,145	133,132

TOTAL ASSETS	342,292,077	424,643,645	67,531,313

LIABILITIES AND SHAREHOLERS' DEFICIT
Current liabilities :
Accounts payable	68,696,866	72,889,659	11,591,683
Notes payable	—	47,105,605	7,491,230
Accrued salary and benefits	23,271,111	41,436,994	6,589,748
Accrued expenses and other current liabilities	6,942,093	13,877,331	2,206,920
Amounts due to related parties	285,569,687	374,558,131	59,566,185
Income tax payable	1,029,694	6,950,908	1,105,407

Total current liabilities	385,509,451	556,818,628	88,551,173
Non-current liabilities :
Long-term deposits	—	1,850,000	294,207

Total liabilities	385,509,451	558,668,628	88,845,380

Commitments and contingencies (Note 14)
Shareholders' deficit:
Paid in capital	10,000,000	6,886,900	1,095,227
Accumulated deficit	(55,383,671)	(159,389,093)	(25,347,735)

Total shareholders' deficit	(45,383,671)	(152,502,193)	(24,252,508)
Non-controlling interest	2,166,297	18,477,210	2,938,441

Total shareholders' deficit	(43,217,374)	(134,024,983)	(21,314,067)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	342,292,077	424,643,645	67,531,313

The accompanying notes are an integral part of these consolidated financial statements.

Hangzhou Hanyi E-Commerce Co., Ltd

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended March 31,
	2017	2018
	RMB	RMB	US$
			(Note 2)
Net revenues
Product sales	572,445,248	912,512,337	145,117,339
Services	5,457,556	35,068,094	5,576,898

Total net revenues	577,902,804	947,580,431	150,694,237
Cost of revenues
Cost of product sales	(362,609,218)	(625,263,422)	(99,435,986)
Cost of services	(2,619,255)	(18,122,046)	(2,881,959)

Total cost of revenues	(365,228,473)	(643,385,468)	(102,317,945)

Gross profit	212,674,331	304,194,963	48,376,292
Operating expenses:
Fulfillment	(69,412,065)	(100,070,999)	(15,914,346)
Sales and marketing	(97,813,618)	(146,207,178)	(23,251,408)
General and administrative	(67,106,052)	(130,977,396)	(20,829,408)
Other operating income (loss)	(168,367)	709,505	112,833

Loss from operations	(21,825,771)	(72,351,105)	(11,506,037)
Interest income	41,883	87,866	13,973
Interest expense	(1,573,958)	—	—
Foreign exchange gain (loss)	55,870	(240,473)	(38,242)

Loss before income taxes	(23,301,976)	(72,503,712)	(11,530,306)
Income tax expense	(15,242,611)	(15,843,236)	(2,519,557)
Share of loss in equity method investments	(1,592,787)	(1,607,161)	(255,588)

Net loss	(40,137,374)	(89,954,109)	(14,305,451)
Less: net income attributable to non-controlling interest	(15,246,297)	(14,051,313)	(2,234,588)

Net loss attributable to Hangzhou Hanyi E-Commerce Co., Ltd	(55,383,671)	(104,005,422)	(16,540,039)

Other comprehensive loss
Foreign currency translation adjustments	—	—	—

Comprehensive loss	(40,137,374)	(89,954,109)	(14,305,451)

The accompanying notes are an integral part of these consolidated financial statements.

Hangzhou Hanyi E-Commerce Co., Ltd

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

	Paid in capital	Accumulated deficit	Total Hangzhou Hanyi E-Commerce Co., Ltd shareholders' deficit	Non- controlling interest	Total shareholders' deficit
	RMB	RMB	RMB	RMB	RMB	US$ (Note 2)
Balance at April 1, 2016	—	—	—	—	—	—
Capital contribution from parent company	10,000,000	—	10,000,000	—	10,000,000	1,590,305
Net income (loss)	—	(55,383,671)	(55,383,671)	15,246,297	(40,137,374)	(6,383,068)
Dividend paid to non-controlling interest holders	—	—	—	(13,720,000)	(13,720,000)	(2,181,899)
Capital contribution from non-controlling interest holders	—	—	—	640,000	640,000	101,780

Balance at March 31, 2017	10,000,000	(55,383,671)	(45,383,671)	2,166,297	(43,217,374)	(6,872,882)

Net income (loss)	—	(104,005,422)	(104,005,422)	14,051,313	(89,954,109)	(14,305,451)
Capital contribution from non-controlling interest holders	—	—	—	490,000	490,000	77,925
Acquisition of non-controlling interest of the Group's subsidiaries	(3,113,100)	—	(3,113,100)	1,769,600	(1,343,500)	(213,659)

Balance at March 31, 2018	6,886,900	(159,389,093)	(152,502,193)	18,477,210	(134,024,983)	(21,314,067)

The accompanying notes are an integral part of these consolidated financial statements.

Hangzhou Hanyi E-Commerce Co., Ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2017	2018
	RMB	RMB	US$ (Note 2)
Cash flows from operating activities:
Net loss	(40,137,374)	(89,954,109)	(14,305,451)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	751,727	2,284,712	363,339
Provision for doubtful accounts	11,530	26,792,029	4,260,751
Inventory write-down	25,501,836	42,058,235	6,688,544
Share of loss in equity method investments	1,592,787	1,607,161	255,588
Changes in assets and liabilities:
Accounts receivable	(230,774)	(6,303,085)	(1,002,383)
Amounts due from related parties	(4,649,205)	4,354,205	692,452
Inventories	(260,081,033)	(127,862,503)	(20,334,044)
Advances to suppliers	(40,977,476)	(10,034,082)	(1,595,726)
Prepaid expenses and other current assets	(31,237,821)	1,034,269	164,480
Other non-current assets	(1,471,750)	634,605	100,922
Accounts payable	68,696,866	4,192,089	666,670
Notes payable	—	47,105,605	7,491,230
Amount due to related parties	10,456,131	43,988,444	6,995,506
Accrued salary and benefits	23,271,111	18,165,883	2,888,930
Accrued expenses and other current liabilities	6,942,093	6,590,640	1,048,113
Income tax payables	1,029,694	5,921,214	941,654
Long-term deposits	—	1,850,000	294,207

Net cash used in operating activities	(240,531,658)	(27,574,688)	(4,385,218)

Cash flows from investing activities:
Purchases of long term investments	(4,100,000)	(190,000)	(30,216)
Purchases of property and equipment	(6,033,386)	(1,808,411)	(287,593)
Cash received in business acquisition, net of cash paid	—	49,324	7,845

Net cash used in investing activities	(10,133,386)	(1,949,087)	(309,964)

Cash flows from financing activities:
Capital contribution from parent company	10,000,000	—	—
Capital contribution from non-controlling interest holders	640,000	490,000	77,925
Cash paid for acquisition of non-controlling interest	—	(1,343,500)	(213,658)
Proceed from short-term borrowing	68,500,000	—	—
Repayment of short-term borrowing	(68,500,000)	—	—
Payment of note payable assumed in the acquisition	—	(5,070,000)	(806,285)
Dividend paid to non-controlling interest holders	(13,720,000)	—	—
Advances from parent company	275,113,556	45,000,000	7,156,375

Net cash provided by financing activities	272,033,556	39,076,500	6,214,357

Net increase in cash and cash equivalents, and restricted cash	21,368,512	9,552,725	1,519,175

Cash and cash equivalents and restricted cash at beginning of year	—	21,368,512	3,398,246

Cash and cash equivalents and restricted cash at end of year	21,368,512	30,921,237	4,917,421

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	21,368,512	9,713,466	1,544,738
Restricted cash	—	21,207,771	3,372,683

Total cash and cash equivalents and restricted cash	21,368,512	30,921,237	4,917,421

Supplemental disclosure of cash flow information:
Income taxes paid	14,212,917	9,922,022	1,577,905
Interest paid	1,573,958	—	—
Supplemental disclosures of non-cash investing and financing activities:
Liabilities assumed in the acquisition (Note 3)	—	5,092,958	809,936

The accompanying notes are an integral part of these consolidated financial statements.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2017 and 2018

1. Organization and Principal Activities

        Hangzhou Hanyi E-Commerce Co., Ltd (the "Company" or "Hanyi E-commerce") is a limited liability company which was incorporated in the People's Republic of China ("PRC") on March 2016.

        The Company and its subsidiaries (collectively referred to as the "Group") principally operates key opinion leader ("KOL") cultivation and incubation platforms and generates revenue mainly through online sales of consumer products to followers of the KOL through their various social networks. KOLs are individuals who have the power to engage and impact people within a specific community or field, such as fashion, culture, entertainment, gaming, etc. and have the ability to impact the purchasing decision of its followers.

        The Company's significant subsidiaries are as follows:

	Date of Establishment	Place of Incorporation	Percentage of Ownership
Subsidiaries:
Hangzhou Ruhan Supply-chain Management Co., Ltd ("Gonginglian")	April 25, 2016	PRC	100%
Hangzhou Dayi E-commerce Co., Ltd ("Dayi")	April 27, 2016	PRC	51%
Ruhnn (HongKong) Limited_	June 3, 2016	Hong Kong	100%
Shanghai Yitong E-commerce Co., Ltd ("Yitong")	August 1, 2016	PRC	100%
Hangzhou Hanli E-commerce Co., Ltd ("Hanli")	October 18, 2017	PRC	100%

History of the Group and Equity Restructuring

        The Group's history began in March 2016 with the commencement of operations in Hanyi E-Commerce and its subsidiaries. Hanyi E-Commerce was established by Hangzhou Ruhnn Holdings Co., Ltd ("Hangzhou Ruhnn" or "Parent Company") which was owned by three individuals ("Founding Shareholders") and several institutional investors.

        Starting May 2018, the Founding Shareholders and all of the institutional investors undertook a series of equity transitions to re-domicile the Group's business from the PRC to Cayman Islands ("Equity Restructuring"). The main purpose of the Equity Restructuring was to establish a Cayman holding company for its existing business for preparation of its overseas initial public offering ("IPO"). The Equity Restructuring was executed in the following steps:

  1.
  On May 11, 2018, Ruhnn Holding Limited ("Ruhnn Holding") was incorporated in the Cayman Islands as the listing vehicle for the Group's IPO. As of the incorporation date, the total authorized share capital was 100 ordinary shares with a par value of US$0.01 and the total issued and outstanding shares was 100.

  2.
  On October 4, 2018, the Founding Shareholders and the institutional investors subscribed for 319,406,660 shares of Ruhnn Holding for a subscription amount of RMB558,995,348. Upon the issuance of ordinary shares, the equity structure of the Company was substantially identical to that of Hangzhou Ruhnn.

  3.
  As part of the Equity Restructuring, in order to facilitate the payments of the subscription receivable of RMB558,995,348 to Ruhnn Holding as noted in step 2, Hangzhou Ruhnn agreed

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

1. Organization and Principal Activities (Continued)

    to return its capital to the institutional investors in the amount of their original investments in Hangzhou Ruhnn while these investors agreed to pay U.S. dollar equivalent of such amounts to Ruhnn Holding as subscription price for the ordinary shares issued to them. It is contemplated that Hanyi E-Commerce will repay in installments the amounts due to Hangzhou Ruhnn, Hangzhou Ruhnn will use these funds to return its capital to the investors and the investors will consequently pay the subscription price of shares to Ruhnn Holding. The amount Hanyi E-Commerce owes Hangzhou Ruhnn approximately equates to the amounts Hangzhou Ruhnn agrees to return to its investors for subscription in ordinary shares of Ruhnn Holding. The restructuring agreements require Hangzhou Ruhnn to complete the return of their original investment and the investors to pay the subscription price to Ruhnn Holding no later than three months after the completion of the IPO.

  4.
  On October 4, 2018, Hangzhou Ruhnn transferred 1% of its equity interest in Hanyi E-Commerce to one of the Founding Shareholders and the remaining 99% equity interest to Hangzhou Xinghui Corporate Management Consulting Co., Ltd., an entity that was wholly owned by the same Founding Shareholder for the purposes of creating new nominee shareholders for the variable interest entity ("VIE") arrangements. Ruhnn Holding is deemed a foreign legal person under PRC law and accordingly subsidiaries owned by Ruhnn Holding are not eligible to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in the PRC. Due to these restrictions, Ruhnn Holding through its wholly owned subsidiary in the PRC, Hangzhou Yihan Information Technology Co., Ltd. ("WFOE") entered into a series of contractual arrangements, with Hanyi E-Commerce and its new nominee shareholders on October 4, 2018 to give Ruhnn Holding effective control over Hanyi E-Commerce and transfer all of the economic benefits to Ruhnn Holding.

2. Summary of Principal Accounting Policies

(a)   Basis of Presentation

        The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

        The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to generate cash flows from operations, and the Group's ability to arrange adequate financing arrangements, to support its working capital requirements. For the years ended March 31, 2017 and 2018, the Group had generated net loss of RMB40,137,374 and RMB89,954,109, respectively and negative cash flows from operations of RMB240,531,658 and RMB27,574,688, respectively. These factors raise substantial doubt about the Group's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of Principal Accounting Policies (Continued)

        These factors are mitigated by the following plans and actions:

  1.
  As of March 31, 2018, the Group had advances currently payable to Hangzhou Ruhnn of RMB354,856,080, which are expected to be repaid to Hangzhou Ruhnn and returned as capital contribution to Ruhnn Holding as part of the Equity Restructuring, and therefore are not expected to result in a net use of cash, See Note 1.

  2.
  An unconditional line of credit of RMB50,000,000 was granted to the Group by a commercial bank in the PRC during July 2018.

  3.
  A letter of support of RMB50,000,000 in financing was committed by one of the investors of Hangzhou Ruhnn during October 2018.

        Based on the above factors, management believes that adequate sources of liquidity exist to fund the Group's working capital and capital expenditures requirements, and to meet its other liabilities and commitments as they become due for at least twelve months from the issuance date of these financial statements.

(b)   Principles of Consolidation

        The consolidated financial statements include the financial information of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

(c)   Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements include but are not limited to allowance for doubtful accounts, inventory write-down, assessment for useful life and impairment of long-lived assets, assessment of goodwill impairment, and valuation allowances of deferred tax assets. Actual results may differ materially from those estimates.

(d)   Fair Value

        Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of Principal Accounting Policies (Continued)

the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1—Inputs are based on unadjusted quoted prices that are available in active markets for identical assets or liabilities at measurement date.

  •
  Level 2—Significant inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Significant unobservable inputs that cannot be corroborated by observable market data and reflect management's estimates of assumptions that market participants would use to price an asset or liability.

        The Group did not carry any assets or liabilities as of March 31, 2017 and 2018 respectively, which were measured at fair value on non-recurring basis.

(e)   Financial Instruments

        The Group's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, prepaid expenses and other current assets, accounts payable, amounts due to related parties, accrued expenses and other current liabilities. The carrying amounts of these financial instruments as of March 31, 2017 and 2018 were considered representative of their fair values due to their short-term nature.

(f)    Convenience Translation

        Our reporting currency is Renminbi because our business is conducted in China and our revenues are denominated in Renminbi. These financial statements contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this financial statement, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this financial statement were made at a rate of RMB6.2881 to US$1.00, the exchange rate in effect on March 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of Principal Accounting Policies (Continued)

(g)   Cash and Cash Equivalents and Restricted Cash

        Cash and cash equivalents consist of cash on hand, demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

        The Group's restricted cash represents amounts held by banks, which are not available for the Group's general use, as security for bank acceptance bills. Upon the repayment of bank acceptance bills which generally occur within one year, the deposits will be released by the bank and will become available for general use by the Group.

(h)   Accounts Receivable, net

        Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts that reflect its best estimate of probable losses inherent in the accounts receivables. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. In determining collectability of the accounts receivables, the Group considers many factors, such as: creditworthiness of customers, aging of the receivables, payment history of customers, financial condition of the customers and market trends, and specific facts and circumstances. Accounts receivable balances are written off after all collection efforts have been exhausted.

(i)    Property and Equipment, net

        Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as operating expenses. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

General equipment	3 - 5 years
Motor vehicles	4 years
Leasehold improvements	Lesser of lease term or estimated useful life of 5 years

(j)    Inventories

        Inventory is stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as whether the goods are returnable to vendors, inventory aging, historical and forecasted consumer demand, and promotional environment.

(k)   Intangible Assets, net

        Intangible assets are recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of 4 years. The intangible assets as of March 31, 2018 represents the accounts in public social network platforms such as WeChat.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of Principal Accounting Policies (Continued)

(l)    Impairment of Long-lived Assets

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended March 31, 2017 and 2018.

(m)  Revenue Recognition

        The Group recognizes revenue primarily from online sales of consumer products to followers of KOLs across various e-commerce platforms. Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. The revenue is net of related business tax and surcharges.

Product Sales

        The Group selects and purchases goods from its suppliers and sells goods directly to customers through its online stores on various e-commerce platforms. Revenue from product sales is recognized both on a gross and net basis depending on whether the Group is (i) the primary obligor and is responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) bears the physical and general inventory risk once the products are delivered to its warehouse by its suppliers; (iii) has discretion in establishing price; and (iv) has credit risk. Predominantly all product sales revenue are recognized on a gross basis. Revenue from product sales is recorded on the consolidated statements of operations as product sales.

        A majority of the Group's customers make online payments through third-party payment platforms when they place orders on websites of the Group's online stores. Product sales, net of return allowances, value added tax and related surcharges, are recognized when the funds are released from the third-party payment platforms to the Group which is the earlier of when (1) customers manually confirm their receipt of the products on the e-commerce platform or (2) ten days after delivery. The Group offers its online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data and industry practice the Group has maintained and its analysis of returns by categories of products, and is subject to adjustments to the extent that actual returns differ or are expected to differ.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of Principal Accounting Policies (Continued)

        Shipping and handling fees are included in net revenues. The Group typically does not charge shipping and handling fees for orders exceeding a certain sale amount. Shipping and handling revenue has not been material for the periods presented.

Services

        The Group serves as a platform in providing KOLs to brands, online retailers and other merchants for promotion of their products or services either on the KOLs' social media platforms or offline channels. Such services primarily includes (1) advertising services through the KOLs' social media spaces that direct followers to the online stores owned and operated by third party online retailers; and (2) sales services of KOLs to promote the merchant's products or services through the merchant's various commerce channels across a period of time. Fees from advertising services are fixed and pre-determined and fees from sales services are based on net revenue generated from third-party online stores. The Group recognizes advertising services upon the completion of the performance of services or over the period during which the services are being performed. The Group recognizes sales services over the period during which the services are being provided.

(n)   Cost of revenues

        Cost of revenues includes the cost of products sold and cost of services performed.

        Cost of products sold mainly consist of the purchase price of products, inventory write-downs as well as KOL service fees. Purchase price of products amounted to RMB282,353,842 and RMB479,654,317 for the years ended March 31, 2017 and 2018, respectively. Inventory write-downs amounted to RMB25,501,836 and RMB42,058,235 for the years ended March 31, 2017 and 2018, respectively. KOL service fees amounted to RMB57,372,795 and RMB121,672,916 for the years ended March 31, 2017 and 2018, respectively. KOL service fees are calculated based on a percentage of the product selling price and recorded as cost at the same time when revenue is recognized. Cost of products sold do not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff or logistic center and rental expenses, etc. Therefore the Group's cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

        Cost of services performed mainly consist of KOL service fees incurred for providing sales and advertising services to third party customers.

(o)   Fulfillment

        Fulfillment costs represent packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group's fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment. Fulfillment costs also contain third party transaction fees, such as credit card processing and debit card processing fees. Shipping cost included in fulfillment costs amounted to RMB19,393,730 and RMB25,891,280 for the years ended March 31, 2017 and 2018, respectively.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of principal accounting policies (Continued)

(p)   General and Administrative Expenses

        General and administrative expenses primarily consist of (i) salary and benefits expenses incurred in the general and administrative operations, and (ii) general expenses and depreciation expenses associated with the general and administrative activities.

(q)   Sales and Marketing Expenses

        Sales and marketing expenses primarily consist of advertising expenses paid to third parties, salaries and benefits of sales and marketing personnel and logistics expense, etc.

        Advertising and promotion costs in connection with the fees of marketing and promotion services the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB69,258,528 and RMB93,044,137 for the years ended March 31 2017 and 2018, respectively.

(r)   Income Taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.

        Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amount in the consolidated financial statements, net operating loss carry-forwards and credits by applying enacted tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

        The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of March 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

(s)   Concentration and Risks

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Group places its

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of principal accounting policies (Continued)

cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality, and believes that no significant credit exists. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

        There are no customers individually representing 10% or more of net revenues for the years ended March 31, 2017 and 2018.

        The following customers accounted for 10% or more of balances of accounts receivable as of March 31, 2017 and 2018:

	As of March 31,
	2017	2018
	RMB	RMB
A	225,000	—
B	—	1,623,343
C	—	800,000
D	—	728,778

(t)    Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017.

        The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group as an emerging growth company ("EGC") has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard on April 1, 2019 using the modified retrospective method. The Group is in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements and currently does not expect the adoption will have significant effects on the Group's revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of principal accounting policies (Continued)

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. The Group has adopted ASU 2014-15, and concluded that although there were substantial doubt about its ability to continue as a going concern, these conditions or events that raised substantial doubt were alleviated as a result of management's plans which have been disclosed in Note 2.

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The Group as an EGC has elected to adopt the new leasing standard as of the effective date applicable to nonissuers and will implement the new leasing standard on after December 15, 2019 either by applying retrospectively to each prior period presented (full retrospective method) or adoption using a modified retrospective approach. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of March 31, 2018, the Group has RMB23,884,813 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 14).

        In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU requires that 1) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, 2) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and 3) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

2. Summary of principal accounting policies (Continued)

beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Group will adopt this ASU on its effective date and does not expect any impact on its consolidated financial statements upon adoption.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, The ASU requires that a statement of cash flows explain the change during the period in the total of Cash and cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. The Company adopted ASU 2016-15 as of March 31, 2018, and although it changed the historical presentation on the consolidated statements of cash flows, it did not have any other material impact on the Company's consolidated financial statements.

        In January 2017, FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions.

3. Business Combination

        In December 2017, the Group acquired 100% equity interest of Weimai Culture Co., Ltd. ("Weimai") for a cash consideration of RMB6,000. Weimai primarily operates official accounts on WeChat, a widely used social medial platform in China, which are being used by the Group in promoting the KOLs.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

3. Business Combination (Continued)

        The transaction was accounted as business combination with the purchase price allocated as follows:

Allocated value
RMB
Assets acquired:
Cash	55,324
Prepaid expenses and other current assets	283,977
Intangibles—Accounts in social network platforms	4,080,000
Goodwill	1,002,000

Total assets acquired	5,421,301
Liabilities assumed:
Accounts payable	(704)
Accrued expenses and other current liabilities	(344,597)
Notes payable	(5,070,000)

Total liabilities assumed	(5,415,301)
Total net assets acquired	6,000

        The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total cash consideration over the fair value of the assets acquired was recorded as goodwill which is not amortized and not tax deductible. The acquisition was not material to the consolidated financial statements for the year ended March 31, 2018, as such proforma results of operations are not presented. Goodwill resulted from this acquisition was assigned to the whole group.

4. Accounts Receivable, net

        Accounts receivable, net, consists of the following:

	As of March 31,
	2017	2018
	RMB	RMB
Accounts receivable, gross	230,774	6,533,859
Allowance for doubtful accounts:
Balance at beginning of the year	—	(11,530)
Additions	(11,530)	(282,712)
Balance at end of the year	(11,530)	(294,242)

Accounts receivable, net	219,244	6,239,617

        The Group only offers credit terms to certain corporate customers for KOL sales and advertising services based on a number of factors to determine their creditworthiness.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

5. Advances to Suppliers, net

	As of March 31,
	2017	2018
	RMB	RMB
Advances to suppliers, gross	40,977,476	51,011,558
Allowance for doubtful accounts:
Balance at beginning of the year	—	—
Additions(1)	—	(26,317,009)
Balance at end of the year	—	(26,317,009)

Advances to suppliers, net	40,977,476	24,694,549

(1)
The Group is in dispute with one of its suppliers in 2018. Based on an assessment of the recoverability, the Group provided full provision against the advances paid to the supplier.

6. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the followings:

	As of March 31,
	2017	2018
	RMB	RMB
Value added tax ("VAT") recoverable	20,567,841	16,915,400
Prepaid expenses	3,341,297	3,824,722
Loan advances to employees	3,829,807	3,923,713
Receivable from KOLs	2,875,983	3,166,804
Others	622,893	2,464,582

Total	31,237,821	30,295,221

        Receivable from KOLs represents customer payments initially kept in the online payment accounts under KOLs' names, which will subsequently be transferred to the Group's bank accounts within a short period of time.

7. Inventories

        Inventories, consisted of the followings:

	As of March 31,
	2017	2018
	RMB	RMB
Products	177,869,854	265,771,215
Raw materials	56,709,343	54,612,250

Inventories	234,579,197	320,383,465

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

7. Inventories (Continued)

        The Group purchases raw materials such as fabric and buttons from various suppliers and outsources them to third party manufacturing companies for production and processing. Inventories write-downs are recorded in cost of sales in the consolidated statements of operations, which were RMB25,501,836 and RMB42,058,235 for the years ended March 31, 2017 and 2018, respectively.

8. Property and Equipment, net

        Property and equipment, net, consisted of the followings:

	As of March 31,
	2017	2018
	RMB	RMB
General equipment	3,713,853	5,250,429
Motor vehicle	906,603	1,178,438
Leasehold improvements	1,412,930	1,412,930

Total	6,033,386	7,841,797
Less: Accumulated depreciation	(751,727)	(2,696,438)

Property and equipment, net	5,281,659	5,145,359

        For the years ended March 31, 2017 and 2018, depreciation expenses were RMB751,727 and RMB1,944,711, respectively.

9. Long-term Investments

        In December 2016, the Group entered into an agreement to establish an e-commerce company, Damei Fashion (Shanghai) Culture Media Co., Ltd. ("Damei Fashion") with Shanghai Kuailexun Advertising Promulgation Company Limited ("KLX") and an individual shareholder with an initial investment of RMB4,100,000. The Group holds 41% shares while KLX and the individual shareholder holds the rest 49% and 10% shares, respectively. The Group accounted for the investment in Damei Fashion under the equity method as the Group has the ability to exert significant influence. The Group recognized RMB1,592,787 and RMB1,530,228 in its share of loss from equity method investments in the consolidated statements of operations for the years ended March 31, 2017 and 2018, respectively.

        In January 2018, the Group set up Hangzhou Zhiyi Technology Co., Ltd. ("ZHIYI") together with two individual shareholders. ZHIYI is a technological company which the Group contributed RMB190,000 and own equity interest of 19%. The Group accounted for the investment in ZHIYI under the equity method as the Group has the ability to exert significant influence. The Group recognized investment loss of RMB76,933 in its share of loss from equity method investments in the consolidated statements of operations for the year ended March 31, 2018.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

10. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2017	2018
	RMB	RMB
Value added tax ("VAT") payable	5,069,875	8,308,980
Advances from customers	777,319	3,681,020
Other payables	812,045	1,224,211
Other tax payables	282,854	663,120

Total	6,942,093	13,877,331

11. Income Tax

        For the years ended March 31, 2017 and 2018, income tax expense were RMB15,242,611 and RMB15,843,236, respectively.

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Company and its subsidiaries in the PRC are subject to statutory rate of 25%.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group's deferred tax assets were as follows:

	As of March 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	11,016,552	22,362,012
Provision for decline in value of inventories	6,375,459	16,479,704
Provision for doubtful accounts	2,883	4,973,336
Advertising fees	1,984,867	4,731,516
Others	91,186	—

Total deferred tax assets	19,470,947	48,546,568
Valuation allowance on deferred tax assets	(19,470,947)	(48,546,568)

Net deferred tax assets	—	—

        As of March 31, 2018, tax loss carry forwards amounted to RMB89,488,048 of which nil, nil, nil, RMB44,066,210 and RMB45,381,838 will expire in 2019, 2020, 2021, 2022 and 2023, respectively. The Group operates its business through its subsidiaries. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries' earnings within the Group.

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

11. Income Tax (Continued)

assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided full valuation allowance for the deferred tax assets as of March 31, 2017 and 2018, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

        Movement of the valuation allowance is as follows:

RMB
Balance as of March 31, 2016	—
Addition	(19,470,947)
Balance as of March 31, 2017	(19,470,947)

Addition	(29,075,621)
Balance as of March 31, 2018	(48,546,568)

        Aggregate accumulated deficit of the Company's subsidiaries located in the PRC was approximately RMB60,423,016 and RMB181,186,071 as of March 31, 2017 and 2018, respectively.

        Reconciliations of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended March 31, 2017 and March 31, 2018 are as follows:

	For the years ended March 31,
	2017	2018
Statutory income tax rate	25%	25%
Expenses not deductible for tax purposes	(6)%	(5)%
Valuation allowance	(83)%	(40)%
Others	(1)%	(2)%

Effective tax rate	(65)%	(22)%

12. Non-controlling Interest

        A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

12. Non-controlling Interest (Continued)

        Below are changes in the Group's ownership interest in its subsidiary on the Group's equity.

	As of March 31,
	2017	2018
	RMB	RMB
Net loss attributable to Ruhnn shareholders	(55,383,671)	(104,005,422)
Transfers from the non-controlling interest
Increase in Ruhnn's paid-in-capital for purchase shares of Yitong	—	(3,019,412)
Increase in Ruhnn's paid-in-capital for purchase shares of Hanli	—	(93,688)

Net transfers from non-controlling interest	—	(3,113,100)
Change from net income attributable to Ruhnn and transfers from non-controlling interest	(55,383,671)	(107,118,522)

        In 2018, the Group purchased additional common shares of Yitong and Hanli from unrelated third parties. As a result, additional paid-in capital increased and the value of the non-controlling interest decreased.

13. Related Party Transactions

        The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Hangzhou Ruhnn	Parent Company prior to reorganization.
Dayi (Shanghai) Film Culture Studio ("Dayi Studio")	Controlled by Non-controlling interest shareholder

        The Group entered into the following transactions with its related parties:

        During the years ended March 31, 2017 and 2018, the Group engaged KOL services from Dayi Studio with service fee charges of RMB5,520,795 and RMB42,111,445, respectively.

        As of March 31, 2017 and 2018, details of amounts due from/to related parties are as follows:

		As of March 31,
		2017	2018
		RMB	RMB
Amount due from	Hangzhou Ruhnn(2)	170,000	295,000
	Dayi Studio(2)	4,479,205	—

Amount due to	Hangzhou Ruhnn(1)	285,569,687	354,856,080
	Dayi Studio	—	19,702,051

(1)
Includes loan payable of RMB275,113,556 and RMB320,113,556 as of March 31, 2017 and 2018, respectively. The loan bears an interest rate of 1.5% per annum and could be settled on demand before December 31, 2016. Interest due under this related party loan

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

13. Related Party Transactions (Continued)

  was waived by Hangzhou Ruhnn starting from January 1, 2017. Thus, interest expense to Hangzhou Ruhnn were RMB 1,164,103 and nil for the years ended March 31, 2017 and 2018, respectively.

(2)
Represents payments in advance to suppliers for provision of services.

14. Commitments and Contingencies

Lease Obligations

        The Group leases certain office and warehouse premises under operating leases. The term of each lease agreement varies and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended March 31, 2017 and 2018 were RMB7,722,836 and RMB12,475,887, respectively.

        Future lease payments under operating leases as of March 31, 2018 were as follows:

Year ended March 31,
RMB
2019	11,921,247
2020	8,784,593
2021	3,178,973
2022	—
2023 and after	—

Total	23,884,813

        The Group did not have other significant capital commitments or significant guarantees as of March 31, 2017 and 2018, respectively.

Contingencies

        The Group is subject to periodic legal and administrative proceedings in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is party that will have a material effect on its business or financial condition.

15. Segment Information

        The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by its nature as a whole.

        The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

Hangzhou Hanyi E-Commerce Co., Ltd

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2017 and 2018

15. Segment Information (Continued)

Other segment information

        Product sales relate to sales of apparel, cosmetics and other products.

	Year ended March 31,
	2017	2018
	RMB	RMB
Apparel	466,425,014	727,053,130
Cosmetics	53,307,542	111,814,250
Other product sales	52,712,692	73,644,957

Total product sales	572,445,248	912,512,337
Service revenue	5,457,556	35,068,094

Total net revenues	577,902,804	947,580,431

        The Group mainly operates in the PRC and most of the Group's long-lived assets are located in the PRC. Most of the Group's revenues are derived from the PRC.

16. Mainland China Contribution Plan

        Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits were RMB23,271,111 and RMB41,436,994 for the years ended March 31, 2017 and 2018, respectively.

17. Subsequent Events

        On June 28, 2018, the Group declared dividend distribution plan of Dayi. According to the distribution plan, RMB30,000,000 will be distributed to the shareholders of Dayi among which RMB14,700,000 will be distributed to non-controlling interest holder of Dayi.

        [To insert back cover graphic.]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        [Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against dishonesty, willful default or fraud. The registrant's articles of association provide that each officer or director of the registrant shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the registrant or its affairs in any court whether in the Cayman Islands or elsewhere.]

        Under the form of indemnification agreements filed as Exhibit 10.6 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on

Regulation S, Regulation D or Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration	Underwriting Discount and Commission
Ruhnn1106 Investment Limited	May 11, 2018	100	US$1	Not applicable
Ruhnn1106 Investment Limited	October 4, 2018	101,209,902	*	Not applicable
Leiyu Investment Limited	October 4, 2018	53,850,000	*	Not applicable
YangMing Investment Limited	October 4, 2018	24,660,000	*	Not applicable
China Himalaya Investment Limited	October 4, 2018	10,370,000	*	Not applicable
Ruhnn Investment Limited	October 4, 2018	6,399,998	*	Not applicable
Shanghai Yuanqiong Enterprise Management Company Limited	October 4, 2018	31,130,000	*	Not applicable
Tianjin Junlian Zhiru Enterprise Management Consulting Partnership (Limited Partnership)	October 4, 2018	31,040,000	*	Not applicable
Kunlun Tech Limited	October 4, 2018	16,170,000	*	Not applicable
Shanghai Yuanze Enterprise Management Company Limited	October 4, 2018	5,170,000	*	Not applicable
Taobao China Holding Limited	October 4, 2018	31,110,600	*	Not applicable
Beijing Junlian Yitong Equity Investment Partnership (Limited Partnership)	October 4, 2018	4,148,080	*	Not applicable
Eastern Bell XIII Investment Limited	October 4, 2018	2,074,040	*	Not applicable
Suzhou Qiming Fusion Venture Capital Partnership (Limited Partnership)	October 4, 2018	2,074,040	*	Not applicable

*
Their agreements to cause Hangzhou Ruhnn to transfer to the Registrant 100% control over Hanyi E-Commerce as part of the Registrant's reorganization.

Item 8.    Exhibits and Financial Statement Schedules

(a)
Exhibits

        See Exhibit Index beginning on page II-[4] of this Registration Statement.

(b)
Financial Statement Schedules.

        All supplemental schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.    Undertakings

        (a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant, as adopted by special resolutions on October 4, 2018

3.2	*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant to be effective immediately prior to the completion of the offering contemplated by this registration statement

4.1	*	Specimen of Ordinary Share Certificate

4.2	**	Form of Deposit Agreement between the Registrant and , as depositary

4.3	**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

5.1	*	Form of Opinion of Ogier regarding the validity of the ordinary shares being registered

8.1	*	Opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2	*	Form of Opinion of Ogier regarding certain Cayman Islands tax matters

8.3	*	Form of Opinion of Jingtian & Gongcheng regarding certain PRC tax matters

10.1	*	Exclusive Business Cooperation Agreement between Yihan Technology and Hanyi E-Commerce. dated October 4, 2018 (English Translation)

10.2	*	Equity Interest Pledge Agreement between Yihan Technology, Hangzhou Xinghui and Hanyi E-Commerce dated October 4, 2018 (English Translation)

10.3	*	Exclusive Call Option Agreement among Yihan Technology, Hangzhou Xinghui and Hanyi E-Commerce, dated October 4, 2018 (English Translation)

10.4	*	Power of Attorney granted by the shareholders of Hanyi E-Commerce dated October 4, 2018 (English translation)

10.5	*	Spousal Consent granted by the spouse of FENG Min dated October 4, 2018 (English translation)

10.6	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.7	*	Form of Employment Agreement between the Registrant and its executive officers

10.8	*	Joint Venture Agreement among Hanyi E-Commerce, Hangzhou Wunai Yidui Trade Co., Ltd. and ZHANG Yi dated April 30, 2016 (English translation)

21.1	*	Principal Subsidiaries of the Registrant

23.1	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP as to the financial information of Hangzhou Hanyi E-Commerce Co., Ltd.

23.2	*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP as to the financial information of Ruhnn Holding Limited.

23.3	*	Consent of Ogier (included in Exhibit 5.1 and Exhibit 8.2)

23.4	*	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

Exhibit No.		Description of Exhibit
23.5	*	Consent of Jingtian & Gongcheng (included in Exhibit 8.3)

23.6	*	Consent of Frost & Sullivan

24.1	*	Power of Attorney (included on signature page)

99.1	*	Code of Business Conduct

99.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

*
To be filed by amendment.

**
Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURES

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint            and             , and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in             on            , 2018.

Ruhnn Holding Limited
By:
	Name:	FENG Min
	Title:	Founder and Chairman

        Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following person in the capacity and on the dates indicated.

Signature	Title	Date

Name: FENG Min	Chairman	, 2018
Name: SUN Lei (Ray)	Director, Chief Executive Officer (principal executive officer)	, 2018
Name: SHEN Chao (Eric)	Director	, 2018
Name: ZHANG Yi	Director	, 2018

Signature	Title	Date

Name: JIN Fengchun	Director	, 2018
Name: SHAO Zhenxing	Director	, 2018
Name: TUNG Pen Hung	Director	, 2018
Name: CHENG Ke	Director	, 2018
Name: LI Shangzhen	Director	, 2018
Name: CHI Zhenbo (Nick)	Chief Financial Officer (principal financial and accounting officer)	, 2018

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ruhnn Holding Limited has signed this registration statement or amendment thereto in            on            , 2018.

By:
Name:
Title: